
06064956












PROCESSED
JAN 0 9 2006
THOMSON
FINANCIAL

Screening Luggage for Explosives

or the Human Body for Disease or Injury,

*Analogic* Technology is

Protecting and Prolonging Human Life Worldwide

ANALOGIC®

*Founded in 1967* ALOG (NASDAQ)
Included in Standard & Poor's
SmallCap 600 Index

Analogic's headquarters and main manufacturing facilities are located in Peabody, Massachusetts. We also have subsidiaries in Peabody and Wilmington, Massachusetts; State College, Pennsylvania; Saint-Laurent, Quebec, Canada; and Herlev, Denmark.

## *Safe Harbor Statement*

*This report may contain projections or other forward-looking statements regarding future events or the future financial performance of the Company that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results. Readers are referred to the "Risk Factors" section of the accompanying Annual Report on Form 10-K, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including risks associated with dependence on new product offerings, competition, patents, intellectual property and licensing, future growth, rapid technological and market change, manufacturing and sourcing, acquisition strategy, international operations, volatility of stock price, financial risk management, and potential volatility in operating results, among others.*

## *Selected Financial Data* (in thousands, except per share data)

| | Years Ended July 31, | | | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2003 | 2002 |
| ***ummary of Operations*** | | | | | |
| Net revenue: | | | | | |
| Product | $323,486 | $298,157 | $275,777 | $402,388 | $237,396 |
| Engineering | 17,859 | 19,168 | 20,081 | 20,856 | 26,499 |
| Other | 10,100 | 9,154 | 8,347 | 8,410 | 9,563 |
| Total net revenue | 351,445 | 326,479 | 304,205 | 431,654 | 273,458 |
| Gross margin | 121,135 | 123,390 | 119,257 | 177,157 | 82,221 |
| Income (loss) from operations | (5,249) | 1,203 | 7,463 | 73,641 | 1,113 |
| Net income | 25,066 | 28,862 | 8,354 | 49,531 | 2,655 |
| Net income per common share: | | | | | |
| Basic | $ 1.83 | $ 2.13 | $ 0.62 | $ 3.74 | $ 0.20 |
| Diluted | 1.81 | 2.12 | 0.62 | 3.70 | 0.20 |
| Cash dividends declared per common share (1) | $ 0.38 | $ 0.32 | $ 0.32 | $ 0.32 | $ 0.29 |
| Number of common shares: | | | | | |
| Basic | 13,704 | 13,566 | 13,463 | 13,251 | 13,129 |
| Diluted | 13,853 | 13,619 | 13,519 | 13,394 | 13,194 |
| ***inancial Position*** | | | | | |
| Cash, cash equivalents, and marketable securities | $258,237 | $220,454 | $176,637 | $177,961 | $181,789 |
| Working capital | 334,955 | 300,027 | 263,493 | 262,524 | 223,702 |
| Total assets | 488,645 | 496,705 | 452,822 | 457,417 | 438,639 |
| Long-term liabilities | 840 | 914 | 998 | 8,687 | 6,661 |
| Stockholders' equity | 431,925 | 399,157 | 367,167 | 356,090 | 302,000 |

1) A dividend of $0.08 per share was declared for the first quarter of fiscal 2006, and dividends of $0.10 per share were declared or each of the subsequent three quarters of fiscal 2006. Dividends of $0.08 per share were declared for each of the quarters of fis al 2005. The policy of the Company is to retain sufficient earnings to provide funds for the operation and expansion of its busines

## *Common Stock Market Prices*

he Company's Common Stock trades on the NASDAQ Global Select Market under the symbol: ALOG. The following table sets forth he high and low sales prices per share of the Common Stock, as reported by the NASDAQ Global Select Market, for each quarterly eriod indicated in the table below:

| | NASDAQ Stock Market | | | |
|---|---|---|---|---|
| | Fiscal 2006 | | Fiscal 2005 | |
| | 8/1/05 — 7/31/06 | | 8/1/04 — 7/31/05 | |
| | High | Low | High | Low |
| First Quarter (8/1 — 10/31) | $53.00 | $46.00 | $45.02 | $39.26 |
| Second Quarter (11/1 — 1/31) | 56.76 | 44.95 | 46.71 | 40.25 |
| Third Quarter (2/1 — 4/30) | 67.48 | 52.75 | 44.67 | 40.25 |
| Fourth Quarter (5/1 — 7/31) | 65.10 | 43.78 | 51.96 | 40.95 |

As of September 29, 2006, there were approximately 1,063 holders of record of the Common Stock.

# 2006

## Annual Report

## *Financial Highlights*

*For the Fiscal Years Ended July 31, 2006 and 2005*
*(in thousands, except per share data)*

| | 2006 | 2005 |
|---|---|---|
| *Revenues* | $351,445 | $326,479 |
| *Pretax Income from continuing operations* | 4,600 | 34,659 |
| *Net Income* | 25,066 | 28,862 |
| *Earnings per Share: Basic* | $ 1.83 | $ 2.13 |
| *Earnings per Share: Diluted* | $ 1.81 | $ 2.12 |

Analogic, known for engineering invention and innovation, is widely recognized as a world leader in the design and manufacture of advanced imaging equipment for Original Equipment Manufacturers (OEMs). Thirty years ago the Company made a major contribution to the emerging field of non-invasive, diagnostic medical imaging when it invented "instant imaging" Computed Tomography (CT) for a major international OEM. Analogic quickly became the world's leading OEM supplier of CT Data Acquisition Systems (DASs). As medical imaging evolved, Analogic also became a leading supplier of Magnetic Resonance Imaging (MRI) power systems and, later, ultrasound transducers, enhancing its status as an OEM supplier of advanced medical imaging subsystems and systems.



Following the 1988 Pan Am Lockerbie plane bombing, a major defense contractor sought the Company's expertise to develop a CT-based automatic Explosives Detection System (EDS) to screen checked luggage for aircraft. Analogic conceived the EXplosive Assessment Computed Tomography (EXACT™) system – the world's first luggage scanner able to provide 3-D images of all the contents of a bag. The EXACT is the heart of our customer's government-certified automatic EDS. Since the terrorist attacks of 9/11, approximately 700 EDSs incorporating the Company's EXACT technology have been deployed at major airports around the world, and Analogic has become recognized as a leading OEM supplier of advanced aviation security imaging equipment. Analogic products are used worldwide today to protect air travelers, and to detect, diagnose and treat disease and injury in hospitals, imaging centers, and clinicians' offices. In this report, we share with you some of the new products and technology the Company has introduced over the past year and some of the major product developments underway as we strive to enhance our status as *"The World Resource for Health and Security Technology."*

*Fellow Shareholders*

Revenues for the year ended July 31, 2006, were $351.4 million, compared with the prior year's revenues of $326.5 million, an increase of 8%. Net income from continuing operations for the twelve-month period was $4.6 million, or $0.33 per diluted share, compared with $34.7 million, or $2.54 per diluted share, for the same period a year ago, a decrease of $30.1 million. During the twelve-month period ended July 31, 2006, the Company recorded asset impairment charges of $14.9 million related to the writedown of certain assets to their net realizable value. During the year the Company also realized a net gain of $20.2 million, or $1.46 per diluted share, from the sale of its Camtronics Medical Systems subsidiary to Emageon, Inc. As a result of the sale the Company classified the Camtronics business as a discontinued operation and recast its financial statements accordingly. During the prior fiscal year the Company had recorded a pre-tax gain of $43.8 million from the sale of its 14.6% equity interest in Cedara Software Corporation of Mississauga, Ontario, Canada.

Net income attributable to discontinued operations, the cumulative effect of a change in accounting principle, and the gain on disposal of discontinued operations for the twelve months ended July 31, 2006, was $20.5 million or $1.48 per diluted share. This compares to a net loss from discontinued operations of $5.8 million, or a loss of $0.42 per diluted share, for the prior year.

Net income for the twelve months ended July 31, 2006, was $25.1 million, or $1.81 per diluted share, compared to a net income of $28.9 million, or $2.12 per diluted share, for the same period a year earlier. Our balance sheet remained strong with cash and marketable securities of $258 million on July 31, 2006, and in the second quarter the board increased the quarterly dividend 25% to $0.10 per share. Medical Technology Product revenues for 2006 were $267.2 million, up $20.4 million or 8%, due primarily to increased sales



of imaging subsystems to Original Equipment Manufacturers (OEMs). Sales of advanced multi-slice Data Acquisition Systems (DASs) for Computed Tomography (CT), Flat-Panel Detectors (FPDs) for Digital Radiography (DR), and ultrasound systems and subsystems were up significantly. Both our B-K Medical and Sound Technology subsidiaries enjoyed a record year in terms of units sold and revenue. Revenues from Magnetic Resonance Imaging (MRI) power systems were down from a very strong performance in fiscal 2005.

Security Technology Product revenues were $64.3 million, up $5.7 million or 10%, due to the shipment of 30 more EXplosive Assessment Computed Tomography (EXACT™) systems than in fiscal 2005. These systems are supplied to our OEM customer, who incorporates the EXACT into its explosives detection systems, installed at approximately half the major airports in the United States and at many airports overseas.

Several areas did not perform as well as expected. Sales of direct digital radiography detectors were up substantially for the year but, along with sales of digital radiography systems by our ANEXA subsidiary, were still well below expectations. Our medical CT business also performed well below expectations. During the year the Company conducted an in-depth review of certain of our businesses. This eventually led to the sale of our Camtronics Medical Systems subsidiary, a developer of cardiac image and information management systems, to Emageon, Inc., on November 1, 2005, for $40 million in cash. In July 2006 the Company's SKY Computers subsidiary was closed, and the Company also took writedowns in ending two medical CT programs. We continue to carefully review operations, including R&D expenses, as we seek to improve our overall operational profitability.

Many of our development programs have resulted in new products that we began shipping or introduced this year. These include the LIFEGARD® II family of specialty non-invasive patient monitors, the LIFEGARD Vue Central Alarm and Annunciation Station, and a wide-beam transducer and maternal Non-Invasive Blood Pressure (NIBP) measurement for our FETALGARD Lite® family of fetal monitors. In September 2005 our B-K Medical subsidiary introduced the Pro Focus 2202, a full-range, high-performance ultrasound scanner, the primary platform for B-K Medical's application-specific transducers and the company's most successful scanner to date. Our Sound Technology subsidiary introduced a number of new ultrasound transducers this year, including two major probes for B-K Medical and the FETALGARD Lite wide-beam transducer.

Our first Fluorescence Molecular Tomography (FMT) system, designed to image and measure biological processes at the molecular level, went into production for a start-up pioneer in optical medical imaging. It is believed that molecular imaging might emerge as a major clinical technology during the next decade. Our Anrad subsidiary in Montreal produced a record number of units. We invested several million dollars to nearly double our manufacturing capacity there. A number of other medical development programs are well underway. One is the PowerLink™, an innovative, non-contact system for transmitting power from a CT gantry to its rotating disk. Another interesting new project is the design of a continual glucose monitor using innovative microsensor/analyzer technology developed by our OEM customer.

Significant advances were also made in our security business. Since 2002, we have shipped more than 700 systems. This past year we continued to develop a family of advanced products to meet the evolving needs of the aviation security market, as described in this report. Subsequent to the end of the year we received a major order for more than $31 million in EXACT shipments through January 2008, and two smaller orders: one from the TSA for five COBRA prototypes to be installed at the TSA and several airports as primary screening equipment, beginning in January 2007; and another to install four AN6400 EXACT upgrade kits for what we expect to be final field testing.

The unsuccessful terrorist plot in the UK revealed in August 2006 focused considerable attention on the limitations of conventional checkpoint technology and strained existing checked luggage screening capabilities to the limit. Those challenges, to be compounded by the major increase in air passenger traffic expected over the next five years, encourage us to believe that we are well positioned for significant growth in luggage screening in the years ahead.

During the fiscal year and subsequently, several significant management changes were implemented. In November 2005, Dr. Edmund Becker was appointed Executive Vice President and Chief Operating Officer of the Company. Ed had previously served 27 years as the VP and General Manager of our Imaging Subsystems group, the core of our OEM business. In November 2006, the Board of Directors was informed that I, John Wood, intended to retire as CEO and as a Director effective December 31, 2006. Dr. Becker consequently was appointed President and Chief Operating Officer. The Board also requested Founder Bernard Gordon to serve as Executive Chairman of the Company and appointed him in that capacity on an interim basis as it conducts a search for a new CEO.

In conclusion, as you read this report we hope that you will share our belief that, in this time of transition, the Company will continue to enhance its opportunities for long-term growth as *"The World Resource for Health and Security Technology."*

Sincerely,

Edmund F. Becker, Jr.
*President and Chief Operating Officer*

December 1, 2006

Sincerely,

John W. Wood Jr.
*Chief Executive Officer*

December 1, 2006

AIRLINE PASSENGER TRAFFIC IS EXPECTED TO INCREASE 30% BY 2012. ANALOGIC HAS BEEN DEVELOPING ADVANCED SECURITY IMAGING SYSTEMS TO ADDRESS THIS GROWTH TO PROVIDE HIGHER THROUGHPUT, IMPROVED DETECTION, FEWER FALSE ALARMS, AND FASTER ALARM RESOLUTION.



# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

# Form 10-K

## ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
## OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2006 | Commission file number 0-6715



# Analogic Corporation

*(Exact name of registrant as specified in its charter)*

| **Massachusetts** | **04-2454372** |
|---|---|
| *(State or other jurisdiction of Incorporation or organization)* | *(I.R.S. Employer Identification No.)* |
| **8 Centennial Drive, Peabody, Massachusetts** | **01960** |
| *(Address of principal executive offices)* | *(Zip Code)* |

**(978) 977-3000**
*(Registrant's telephone number, including area code)*

**Securities registered pursuant to Section 12(b) of the Act:**
**None**

**Securities registered pursuant to Section 12(g) of the Act:**
**Common Stock, $.05 par value**
*(Title of Class)*

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant in not required to file report pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in rule 12b-2 of the Exchange Act.) Yes ☐ No ☑

The aggregate market value of the registrant's Common Stock held by non-affiliates of the registrant at January 31, 2006 was approximately $764,116,000. As of September 29, 2006, there were 13,959,465 shares of Common Stock outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE: NONE**

## TABLE OF CONTENTS

## PART I

### Item 1. *Business*

**Developments During Fiscal 2006**

Total revenues from continued operations of Analogic Corporation (hereinafter, together with its subsidiaries, referred to as "Analogic" or the "Company") for the fiscal year ended July 31, 2006 (fiscal 2006), were $351.4 million as compared to $326.5 million for the fiscal year ended July 31, 2005 (fiscal 2005), an increase of 8%. Net income for fiscal 2006 was $25.1 million, or $1.81 per diluted share, as compared to $28.9 million, or $2.12 per diluted share, for fiscal 2005. Net income in fiscal 2006 include a gain of $20.2 million, or $1.46 per diluted per share, from the sale of the Company's wholly owned subsidiary Camtronics Medical Systems, Ltd. (Camtronics). Net income from continuing operations for fiscal 2006 was $4.6 million, or $0.33 per diluted share, as compared to $34.7 million, or $2.54 per diluted share, for fiscal 2005. Net income for fiscal 2005 includes an after-tax gain of $27.4 million, or $2.01 per diluted share, related to the Company's sale of its equity interest in Cedara Software Corporation.

During September 2005, the Company restructured the business operations of its wholly owned subsidiary, SKY Computers, Inc (SKY). The decision to restructure SKY was based on continued lower than expected sales. During fiscal 2006, the Company recorded asset impairment and restructuring costs of $2.8 million related to SKY.

In fiscal 2006, the Company sold its wholly owned subsidiary Camtronics for $40.0 million in cash and realized net cash of $38.9 million after transactional costs. The Company recorded a net gain on the sale of Camtronics of $20.2 million, net of a tax provision of $8.9 million, or $1.46 per diluted share. The Company sold its Camtronics operating segment to better focus on its other core lines of business. This business has been reported as a discontinued operation in accordance with SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets,"* and all periods presented have been restated accordingly to reflect these operations as discontinued.

During fiscal 2006, the Company recorded asset impairment and restructuring charges of $14.9 million, of which $12.1 million was recorded in the fourth quarter ended July 31, 2006. In the fourth quarter, the Company continued ongoing discussions with an OEM customer, with whom the Company has a development agreement regarding a medical CT program, that culminated in a dispute in August 2006. As a result, significant uncertainty existed with respect to the viability of this CT medical development program and the realizability of the related assets. Therefore, in the fourth quarter ended July 31, 2006, the Company recorded asset impairment charges totalling $7.7 million, of which $5.8 million was for the write-down of inventories and $1.9 million was for the write off of capitalized software. Also during the fourth quarter of 2006, the Company discontinued its efforts to develop a medical CT end user workstation, resulting in a $3.8 million asset impairment charge. In addition, $0.5 million in restructuring and excess inventory reserves related to the fiscal 2006 closure of the Company's Sky Computer subsidiary were recorded.

**Description of Business**

Analogic was incorporated in the Commonwealth of Massachusetts in November 1967. Analogic is a leading designer and manufacturer of advanced health and security systems and subsystems sold primarily to Original Equipment Manufacturers (OEMs). The Company is recognized worldwide for advancing state-of-the-art technology in the areas of Computed Tomography (CT), Digital Radiography (DR), Ultrasound, Magnetic Resonance Imaging (MRI), and Patient Monitoring. Analogic's OEM customers incorporate Analogic's state-of-the-art products into systems used in health and security applications. Several of Analogic's subsidiaries sell products under their own names directly to niche end-user markets.

Analogic conceives, designs, manufactures, and sells standard and customized high-precision data acquisition, and signal and image-processing-based medical and security systems and subsystems. Analogic has been a leader in the application of precision analog-to-digital (A/D) and digital-to-analog (D/A) conversion technology. This involves the conversion of continuously varying electrical signals in analog form, such as those representing temperature, pressure, voltage, weight, velocity, and ultrasound and X-ray intensity, into and from the digital form required by medical and security imaging and monitoring equipment, other data processing equipment, and in subsystems and systems based on such technology.

In addition to precision measurement, many of Analogic's products perform very high-speed, complex calculations on the data being analyzed. Thus, Analogic's products are an integral part of the communications link between various analog sensors, detectors, or transducers, and the people or systems that interpret or utilize this information.

The Company operates primarily within two major markets within the electronics industry: Medical Technology Products and Security Technology Products. Medical Technology Products consist of two reporting segments: Medical Imaging Products includes primarily electronic systems and subsystems for medical imaging equipment and patient monitoring equipment, and B-K Medical Systems ApS for ultrasound systems and probes in the urology, surgery, and radiology markets. Security Technology Products includes advanced weapon and threat detection systems and subsystems. (See Note 19 of Notes to Consolidated Financial Statements.)

*Medical Technology Products*

Medical Imaging Products, which accounted for approximately 78% of product and engineering revenue in fiscal 2006, consists primarily of electronic systems and subsystems for medical imaging equipment and patient monitoring equipment.

A number of Analogic's medical imaging data acquisition systems and related computing equipment are incorporated by manufacturers in North America, Europe, and Asia into advanced X-ray equipment known as CT scanners. These scanners generate images of the internal anatomy, which are used primarily to create diagnostic medical images. Analogic's data acquisition and signal processing systems have advanced CT scanner technology that substantially increases the resolution of the image, reduces the time necessary to acquire the image, and reduces the computing time required to produce the image. Analogic supplies some of its medical imaging customers with A/D and D/A conversion equipment and complete data acquisition systems. The Company also manufactures other CT subsystems incorporating proprietary technology. Some of these CT systems are integrated with other technologies, such as radiotherapy systems.

The Company also designs and manufactures other advanced subsystems for OEM customers, such as Radio Frequency (RF) amplifiers and Gradient Coil (GC) amplifiers for use in MRI scanners, which are used primarily to create diagnostic medical images.

Direct Digital Radiography systems (DDR) are also designed, developed, and manufactured by Analogic. DDR systems use a solid-state, flat-panel, detector technology consisting of an amorphous Selenium coating over a Thin-Film-Transistor (TFT) array to convert X-rays into electrical signals, digitize these signals, and create an image. DDR systems are developed and manufactured for direct sale to select markets by ANEXA Corporation (Anexa), the Company's 100% owned subsidiary.

Anexa markets and sells complete advanced digital radiography solutions to end users in select markets. Anexa markets complete digital imaging solutions featuring advanced DDR systems, application and work-flow-enhancing software, and accessories, for applications such as orthopedics, emergency medicine, pediatrics, and general radiology in small-to-mid-sized hospitals and imaging centers.

ANRAD Corporation (Anrad), a 100% owned subsidiary, designs and manufactures for OEM customers and for Anexa, state-of-the-art, direct conversion amorphous Selenium-based, digital, flat-panel, X-ray detectors for diagnostic and interventional applications in cardiac, mammography, and general radiology applications.

Sound Technology, Inc. (STI), a 100% owned subsidiary, develops and manufactures ultrasound transducers and probes for a broad range of clinical applications. These products are supplied to a global customer base of ultrasound system OEMs, including B-K Medical ApS (B-K Medical), a 100% owned subsidiary.

B-K Medical designs and manufactures ultrasound systems and probes for end-user markets in urology, surgery, and radiology. Its scanners generate real-time images of the internal anatomy that are used for medical diagnosis and interventional procedures. B-K Medical also manufactures key subsystems on an OEM basis for ultrasound equipment manufacturers.

The Company manufactures a variety of multi-functional, custom patient monitoring instruments for OEM customers and a family of non-invasive patient monitors for direct sale under the LIFEGARD® brand. Several families of monitors acquire, calculate, and display combinations of the most common vital sign parameters, such as Electrocardiogram (ECG), respiration, temperature, and Non-Invasive Blood Pressure (NIBP). Specialty monitors measure such parameters as Pulse Oximetry (SpO2) and Non-Invasive Cardiac Output (NICO). These monitors are designed to be used in a variety of hospital settings, such as emergency room, sub-acute units, and general care and surgical centers, where ease of use, portability, flexibility, and costs are important considerations, as well as in clinics, physicians' offices, and the home.

The Company manufactures fetal monitoring products for acquisition, conversion, and display of biomedical signals under the FETALGARD® brand. These monitors, designed for use in *ante partum* applications, have the capability to non-invasively measure, compute, display, and print fetal heart rates, maternal contraction frequency, and relative intensity to determine both maternal and fetal well-being.

***Security Technology Products***

Security Technology Products, consisting of advanced explosives detection systems for checked luggage and weapons detection systems for checkpoints, accounted for approximately 19% of product and engineering revenue in fiscal 2006. Analogic designs and manufactures the EXplosive Assessment Computed Tomography scanner (EXACT™). The EXACT is the world's first dual-energy, helical-cone-beam, 24-slice CT scanner, and it is the only certified security detection system capable of generating data for full three-dimensional (3-D) images of every object contained within a piece of luggage. The EXACT is the core system of L-3's eXaminer 3DX(R) 6000 ("the eXaminer"), the first second-generation EDS certified by the Federal Aviation Administration (FAA). The eXaminers are being purchased by the U.S. Federal government for installation at major U.S. airports to scan checked luggage and by international authorities for installation at airports in Europe, Asia, and Central America. The Company recently completed development of the AN6400, a major upgrade to the EXACT system. The EXACT AN6400 includes a significant reduction in the false alarm rate, increased throughput to 550 bags an hour, dual-energy detection capability, and an entirely new workstation with advanced 3D threat-imaging software.

Analogic has also designed and developed prototypes of a high-speed, low-cost, CT-based checkpoint security imaging system, the COBRA™, to detect explosives, and other threats. This system is designed to automatically detect explosives and weapons in carry-on luggage at checkpoints in airports and at portals for cruise ships, rail stations, courthouses, embassies, and other public buildings, as well as to scan mail and small parcels. The Company is also developing the KING COBRA to scan checked luggage at small to mid-sized airports, and the XLB1100 ultra-high-speed explosives detection system for large airports.

***Corporate and Other***

Corporate and Other, consisting primarily of a hotel and embedded multi-computing platforms, accounted for approximately 3% of product and engineering revenue in fiscal 2006.

The Company owns a hotel, managed for the Company under a contract with Marriott Corporation, which is located adjacent to the Company's principal executive offices and manufacturing facility in Peabody, Massachusetts. The facility is strategically situated in an industrial park and is in close proximity to the historic and tourist area of Boston's North Shore, approximately 18 miles from Boston. It has 256 guest rooms, a ballroom, several function rooms, and appropriate recreational facilities.

SKY, a 100% owned subsidiary, designed and manufactured high-performance embedded multicomputing platforms used in advanced medical, military, and industrial imaging applications. In fiscal 2006, the Company decided to close this business based on continued lower-than-expected sales.

**Marketing and Distribution**

The Company sells its products domestically and abroad directly through the efforts of its officers and employees, and on occasion through a network of independent sales representatives and distributors located in principal cities around the world. In addition, Analogic subsidiaries in Europe, Canada, and the United States act as distributors. The majority of distributors order from the Company as they receive orders from their customers and do not stock inventory for resale. Generally, sales made to distributors are based on fixed discounts applied to established list prices under normal payment terms. Returns are allowed for defective products under authorized warranty repair. Some of Analogic's distributors also represent manufacturers of competing products.

**Sources of Raw Materials and Components**

In general, Analogic's products are composed of Company-designed electronic and mechanical elements including proprietary integrated circuits, printed circuit boards, detectors, power supplies and displays manufactured by Analogic and others in accordance with Analogic's specifications. Most items procured from third-party suppliers are believed to be available from more than one source. However, it might become necessary, if a given component ceases to be available, for Analogic to modify a product design to adapt to a substitute component, or to purchase new tooling to enable a new supplier to manufacture the component, either of which could result in additional expense and/or delay in product sales. Also, from time to time the availability of certain electronic components has been disrupted. Accordingly, Analogic carries a substantial inventory of raw materials and components in an effort to ensure its ability to make timely delivery to its customers.

**Patents and Licenses**

The Company holds approximately 149 patents of varying duration issued in the United States, which cover technology developed by it. In many instances, the Company holds corresponding foreign patents. The Company regularly files U.S. patent applications and, where appropriate, foreign patent applications. The Company also files continuations to cover both new and improved methods, apparatus, processes, designs, and products. At present, approximately 71 U.S. and foreign patent applications are in process.

The Company also relies on a combination of trade secret, copyright, and trademark laws, as well as contractual agreements to safeguard its proprietary rights in technology and products. In seeking to limit access to sensitive information to the greatest practical extent, the Company routinely enters into confidentiality and assignment-of-invention agreements with each of its employees, and confidentiality agreements with its key customers and vendors.

Management believes that any legal protection afforded by patent and copyright laws is of secondary importance as a factor in the Company's ability to compete. Future prospects are more a function of the continuing level of excellence and creativity of the Company's engineers in developing products which satisfy customer needs, and the marketing skills and managerial competence of the Company's personnel in selling those products. Moreover, the Company believes that market positioning and rapid market entry are equally important to the success of its products. Management is of the opinion that the loss of patent protection would not have a material effect on the Company's competitive position.

**Seasonal Aspect of Business**

There is no material seasonal element to the Company's business, although plant closings in the summer, particularly in Europe, tend to decrease the procurement activities of certain customers during the first quarter of the Company's fiscal year.

**Working Capital Matters**

The Company does not carry a substantial inventory of finished goods but does carry a substantial inventory of raw material components and work-in-process to enable it to meet its customers' delivery requirements. (See Note 9 of Notes to Consolidated Financial Statements.)

## Material Customers

The Company's three largest customers in fiscal 2006, each of which is a significant and valued customer, were Toshiba, L-3, and Siemens, which accounted for approximately 18.9%, 16.8%, and 8.5%, respectively, of product and engineering revenue. Loss of any one of these customers would have a material adverse effect on the Company's business.

## Backlog

The backlog of firm orders at July 31, 2006 was approximately $74.7 million as compared with approximately $124.7 million at July 31, 2005. The decrease of $50.0 million in the backlog is principally due to a decrease in orders for the EXACT systems. Many of the orders in the Company's backlog permit cancellation by the customer under certain circumstances. To date, Analogic has not experienced material cancellation of orders. The Company reasonably expects to ship substantially all of its backlog at July 31, 2006 during fiscal 2007.

## Government Contracts

The Company does a significant amount of business with agencies of the federal government, either directly or as a subcontractor. The Company's contracts with government agencies, and the government contracts of other parties under which the Company is serving as a subcontractor, are subject to termination at the election of the government agency. While none of the Company's government contracts or subcontracts provide for renegotiation of profits at the election of the government, it is possible that the government agency would request, and that the Company would under certain circumstances agree to, the renegotiation of the payments provided for under such contracts. However, the Company has not in the past renegotiated any significant payment terms under its government contracts or subcontracts.

## Competition

Analogic is subject to competition based upon product design, performance, pricing, quality, and service. Analogic believes that its innovative engineering and product reliability have been important factors in its growth. While the Company tries to maintain competitive pricing on those products that are directly comparable to products manufactured by others, in many instances, Analogic's products will conform to more exacting specifications and carry a higher price than analogous products manufactured by others.

Analogic's medical X-ray imaging systems are highly specialized. The Company considers its selection by its OEM customers for the design and manufacture of these products and its other medical products to be due more to the "make-or-buy" decision of its individual OEM customers rather than a function of other competitors in the field. Many OEM customers and potential OEM customers of the Company have the capacity to design and manufacture these products for themselves. In the Company's area of expertise, the continued signing of new contracts indicates continued strength in the Company's relationship with its major customers, although some of these customers continue to commit to shorter-term contracts.

Analogic's competitors include divisions of some larger, more diversified organizations, as well as several specialized companies. Some of them have greater resources and larger staffs than Analogic. The Company believes that it is a leading OEM supplier of CT systems and subsystems for the medical and security industries.

## Research and Product Development

Research and product development (R&D) is a significant factor in Analogic's business. The Company maintains a constant and comprehensive R&D program directed toward the creation of new products and the improvement and refinement of its present products and the expansion of their applications.

Company funds expended for R&D amounted to $51.8 million in fiscal 2006, $50.5 million in fiscal 2005, and $50.0 million in the fiscal year ended July 31, 2004 (fiscal 2004). Analogic intends to continue its emphasis on new product development. As of July 31, 2006, Analogic employed approximately 430 employees engaged in research and product development activities, including electrical engineers, software engineers, physicists, mathematicians, and technicians. These individuals, in conjunction with the Company's sales and marketing staff, also devote a portion of their time to assisting customers in utilizing the Company's products, developing new uses for these products, and anticipating customer requirements for new products.

The Company capitalized $1.1 million and $3.5 million in fiscal 2006 and fiscal 2005, respectively, of computer software testing and coding costs incurred after technological feasibility was established. These costs are amortized using a straight-line method over the estimated economic life of the related products, generally three years, and are included in product cost of sales.

**Environment**

Our manufacturing facilities are subject to numerous environmental laws and regulations, particularly with respect to industrial waste and emissions. Compliance with these laws and regulations has not had a material impact on our capital expenditures, earnings, or competitive position.

**Employees**

As of July 31, 2006, the Company employed approximately 1,500 employees.

**Financial Information about Foreign and Domestic Operations and Export Revenue**

Domestic and foreign revenues were $281.5 million and $69.9 million, respectively, for fiscal 2006 as compared to $271.2 million and $55.3 million, respectively, in fiscal 2005, and $251.3 million and $52.9 million, respectively, in fiscal 2004.

Export revenue from sales of products and engineering services from the United States primarily to companies in Europe and Asia, amounted to approximately $101.9 million (30%) of product and engineering revenue in fiscal 2006 as compared to approximately $104.9 million (33%) in fiscal 2005, and approximately $105.0 million (35%) in fiscal 2004. The Company's export revenue is at least as profitable as its domestic revenue. The Company's export revenue is denominated in U.S. dollars.

Management does not believe the Company's foreign and export revenue is subject to significantly greater risks than its domestic revenue.

**Available Information**

The Company's website address is *www.analogic.com.* The information on the Company's website is not incorporated by reference into this document and should not be considered to be a part of this document. The Company's website address is included in this document as an inactive textual reference only.

The Company makes available free of charge through its website its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to the reports as soon as reasonably practicable after the Company electronically files such material with, or furnishes such material to, the Securities and Exchange Commission ("SEC").

**Item 1A.** ***Risk Factors***

This Annual Report on Form 10-K contains statements, which, to the extent that they are not recitation of historical facts, constitute "forward-looking statements" pursuant to the safe harbor provisions of the Private

Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements, including, without limitation, statements about product development, market and industry trends, strategic initiatives, regulatory approvals, sales, profits, expenses, price trends, research and development expenses and trends, and capital expenditures involve risk and uncertainties, and actual events and results may differ significantly from those indicated in any forward-looking statement as a result of a number of important factors, including those discussed below and elsewhere herein.

You should carefully consider the risks described below before making an investment decision with respect to Analogic Common Stock. Additional risks not presently known to us, or that we currently deem immaterial, may also impair our business. Any of these could have a material and negative effect on our business, financial condition, or results of operations.

**Because a significant portion of the Company's revenue currently comes from a small number of customers, any decrease in revenue from these customers could harm the Company's operating results.**

The Company depends on a small number of customers for a large portion of its business, and changes in its customers' orders may have a significant impact on the Company's operating results. If a major customer significantly reduces the amount of business it does with the Company, there would be an adverse impact on its operating results. The following table sets forth the percentages of the Company's net product and engineering revenue from its five largest customers in each of the last three fiscal years, and the percentages of its product and engineering revenue to its ten largest customers during these periods:

| | Year Ended July 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Toshiba | 19% | 15% | 14% |
| L-3 Communications | 17% | 16% | 9% |
| Siemens | 9% | 9% | 10% |
| General Electric | 8% | 10% | 9% |
| Philips | 5% | 7% | 8% |
| Ten largest customers as a group | 70% | 66% | 68% |

Although the Company is seeking to broaden its customer base, it will continue to depend on sales to a relatively small number of major customers. Because it often takes significant time to replace lost business, it is likely that the Company's operating results would be adversely affected if one or more of the Company's major customers were to cancel, delay, or reduce significant orders in the future. The Company's customer agreements typically permit the customer to discontinue future purchases after timely notice.

In addition, the Company generates significant accounts receivable in connection with the products the Company sells and the services it provides to its major customers. Although the Company's major customers are large corporations, if one or more of its customers were to become insolvent or otherwise be unable to pay for the Company's products and services, the Company's operating results and financial condition could be adversely affected.

**Competition from existing or new companies in the medical and security imaging technology industry could cause the Company to experience downward pressure on prices, fewer customer orders, reduced margins, the inability to take advantage of new business opportunities, and the loss of market share.**

The Company operates in a highly competitive industry. The Company is subject to competition based on product design, performance, pricing, quality, and service offerings, and management believes the Company's innovative engineering and product reliability have been important factors in its growth. While the Company tries to maintain competitive pricing on those products which are directly comparable to products manufactured by others, in many instances the Company's products will conform to more exacting specifications and carry a higher price than analogous products manufactured by others.

The Company's competitors include divisions of larger, more diversified organizations as well as specialized companies. Some of them have greater resources and larger staffs than the Company has. Many of the Company's existing and potential OEM customers have the ability to design and manufacture internally the products that the Company manufactures for them. The Company faces competition from the research and product development groups and manufacturing operations of its existing and potential customers, who continually compare the benefits of internal research, product development, and manufacturing with the costs and benefits of outsourcing.

**The Company depends on its suppliers, some of which are the sole source for certain components, and its production would be substantially curtailed if these suppliers were not able to meet the Company's demands and alternative sources were not available.**

The Company orders raw materials and components to complete its customers' orders, and some of these raw materials and components are ordered from sole-source suppliers. Although the Company works with its customers and suppliers to minimize the impact of shortages in raw materials and components, the Company sometimes experiences short-term adverse effects due to price fluctuations and delayed shipments. In the past, there have been industry-wide shortages of electronics components. If a significant shortage of raw materials or components were to occur, the Company might have to delay shipments or pay premium pricing, which could adversely affect its operating results. In some cases, supply shortages of particular components will substantially curtail the Company's production of products using these components. The Company is not always able to pass on price increases to its customers. Accordingly, some raw material and component price increases could adversely affect its operating results. The Company also depends on a small number of suppliers to provide many of the other raw materials and components that it uses in its business. Some of these suppliers are affiliated with customers or competitors, and others are small companies. If the Company was unable to continue to purchase these raw materials and components from its suppliers, its operating results could be adversely affected. Because many of the Company's costs are fixed, its margins depend on the volume of output at its facilities, and a reduction in volume could adversely affect its margins.

**If the Company were to be left with excess inventory, its operating results would be adversely affected.**

Because of long lead times and specialized product designs, the Company typically purchases components and manufacture products in anticipation of customer orders based on customer forecasts. For a variety of reasons, such as decreased end-user demand for the Company's products, its customers might not purchase all of the products that it has manufactured or for which it has purchased components. In either event, the Company would attempt to recoup material and manufacturing costs by means such as returning components to its vendors, disposing of excess inventory through other channels, or requiring its OEM customers to purchase or otherwise compensate it for such excess inventory. Some of the Company's significant customer agreements do not give it the ability to require its OEM customers to do this. To the extent that the Company was unsuccessful in recouping its material and manufacturing costs, its net sales and operating results would be adversely affected. Moreover, carrying excess inventory would reduce the working capital the Company has available to continue to operate and grow its business.

**Uncertainties and adverse trends affecting the Company's industry or any of its major customers may adversely affect its operating results.**

The Company's business operates primarily within two major markets within the electronics industry, Medical Technology Products and Security Technology Products, which are subject to rapid technological change and pricing and margin pressure. These markets have historically been cyclical and subject to significant downturns characterized by diminished product demand, rapid declines in average selling prices, and production over-capacity. In addition, changes in government policy relating to reimbursement for the purchase and use of medical and security-related capital equipment could also affect the Company's sales. The Company's customers' markets are also subject to economic cycles and are likely to experience recessionary periods in the future. The economic conditions affecting the Company's industry in general, or any of its major customers in particular, might adversely affect its operating results. The Company's other businesses are subject to the same or greater technological and cyclical pressures.

**The Company's customers' delay or inability to obtain any necessary United States or foreign regulatory clearances or approvals for their products could have a material adverse effect on the Company's business.**

The Company's products are used by a number of its customers in the production of medical devices that are subject to a high level of regulatory oversight. A delay in obtaining or inability to obtain any necessary United States or foreign regulatory clearances or approvals for products could have a material adverse effect on the Company's business. The process of obtaining clearances and approvals can be costly and time-consuming. There is a further risk that any approvals or clearances, once obtained, might be withdrawn or modified. Medical devices cannot be marketed in the United States without clearance from the United States Food and Drug Administration (FDA). Medical devices sold in the United States must also be manufactured in compliance with FDA rules and regulations, which regulate the design, manufacturing, packing, storage, and installation of medical devices. Moreover, medical devices are required to comply with FDA regulations relating to investigational research and labeling. States may also regulate the manufacturing, sale, and use of medical devices. Medical devices are also subject to approval and regulation by foreign regulatory and safety agencies.

**The Company's business strategy involves the pursuit of acquisitions or business combinations, which if consummated could be difficult to integrate, disrupt the Company's business, dilute stockholder value, or divert management attention.**

As part of the Company's business strategy, the Company might consummate acquisitions or business combinations. Acquisitions are typically accompanied by a number of risks, including the difficulty of integrating the operations and personnel of the acquired companies, the potential disruption of the Company's ongoing business and distraction of management, expenses related to the acquisition, and potential unknown liabilities associated with acquired businesses. If the Company does not successfully complete acquisitions that it pursues in the future, it could incur substantial expenses and devote significant management time and resources without generating any benefit to the Company. In addition, substantial portions of the Company's available cash might be utilized as consideration for these acquisitions.

**The Company's annual and quarterly operating results are subject to fluctuations, which could affect the market price of its Common Stock.**

The Company's annual and quarterly results may vary significantly depending on various factors, many of which are beyond the Company's control, and may not meet the expectations of securities analysts or investors. If this occurs, the price of the Company's common stock would likely decline. These factors include:

- variations in the timing and volume of customer orders relative to the Company's manufacturing capacity;
- introduction and market acceptance of the Company's customers' new products;
- changes in demand for the Company's customers' existing products;
- the timing of the Company's expenditures in anticipation of future orders;
- effectiveness in managing the Company's manufacturing processes;
- changes in competitive and economic conditions generally or in the Company's customers' markets;
- changes in the cost or availability of components or skilled labor;
- foreign currency exposure; and
- investor and analyst perceptions of events affecting the Company, its competitors, and/or its industry.

As is the case with many technology companies, the Company typically ships a significant portion of its products in the last month of a quarter. As a result, any delay in anticipated sales is likely to result in the deferral of the associated revenue beyond the end of a particular quarter, which would have a significant effect on the Company's operating results for that quarter. In addition, most of the Company's operating expenses do not vary directly with net sales and are difficult to adjust in the short term. As a result, if net sales for a particular quarter were below the Company's expectations, it could not proportionately reduce operating expenses for that quarter, and, therefore, that revenue shortfall would have a disproportionate adverse effect on its operating results for that quarter.

**Loss of any of the Company's key personnel could hurt its business because of their industry experience and their technological expertise.**

The Company operates in a highly competitive industry and depends on the services of its key senior executives and its technological experts. The loss of the services of one or several of its key employees or an inability to attract, train, and retain qualified and skilled employees, specifically engineering and operations personnel, could result in the loss of customers or otherwise inhibit the Company's ability to operate and grow its business successfully.

**If the Company is unable to maintain its expertise in research, product development, and manufacturing processes, it will not be able to compete successfully.**

The Company believes that its future success will depend upon its ability to provide research, product development, and manufacturing services that meet the changing needs of its customers. This requires that the Company successfully anticipate and respond to technological changes in design and manufacturing processes in a cost-effective and timely manner. As a result, the Company continually evaluates the advantages and feasibility of new product designs, and manufacturing processes. The Company cannot, however, be certain that its development efforts will be successful.

**Item 1B.** ***Unresolved Staff Comments***

Not applicable

**Item 2.** ***Properties***

Analogic owns the land and building for its principal executive offices and major manufacturing facility located in Peabody, Massachusetts. This facility consists of approximately 514,000 square feet of manufacturing, engineering, and office space. The Company owns approximately 65 acres of land at this location, which can accommodate future expansion as required. The Company uses approximately 7 1/2 acres of this land for the Peabody Marriott Hotel, which is owned by a wholly-owned subsidiary of the Company and managed by the Marriott Corporation.

The Company and its subsidiaries own and lease various other office, manufacturing, engineering, and sales facilities in both the United States and abroad. The Company believes that its existing facilities are generally adequate to meet its current needs, and that suitable additional or substitute space will be available on commercially reasonable terms when needed.

See Notes to Consolidated Financial Statements for further information concerning certain leases.

**Item 3.** ***Legal Proceedings***

Not applicable

**Item 4.** ***Submission of Matters to a Vote of Security Holders***

Not applicable

## PART II

### Item 5. *Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

The Company's common stock, $0.05 par value (Common Stock) traded on the NASDAQ National Market under the symbol: ALOG. The following table sets forth the high and low sales prices per share of the Common Stock, as reported by the NASDAQ National Market, for each quarterly period indicated in the table below:

| Fiscal Year | High | Low |
|---|---|---|
| **2006** | | |
| First Quarter | $53.00 | $46.00 |
| Second Quarter | 56.76 | 44.95 |
| Third Quarter | 67.48 | 52.75 |
| Fourth Quarter | 65.10 | 43.78 |
| **2005** | | |
| First Quarter | $45.02 | $39.26 |
| Second Quarter | 46.71 | 40.25 |
| Third Quarter | 44.67 | 40.25 |
| Fourth Quarter | 51.96 | 40.95 |

As of September 29, 2006, there were approximately 1,063 holders of record of Common Stock.

Because many of the shares are held by brokers and other institutions on behalf of stockholders, the Company is unable to estimate the total number of individual stockholders represented by these holders of record.

A dividend of $0.08 per share was declared for the first quarter of fiscal 2006, and dividends of $0.10 per share were declared for each of the subsequent three quarters of fiscal 2006. Dividends of $0.08 per share were declared for each of the quarters of fiscal 2005. The policy of the Company is to retain sufficient earnings to provide funds for the operation and expansion of its business.

The following table provides information about repurchases by the Company of Common Stock during fiscal 2006.

| Period | Total Number of Shares Repurchased | Average Price Paid per Share | Total Number of Shares Repurchased as Part of Publicity Announced Program |
|---|---|---|---|
| 8/1/05-11/30/05 | — | — | — |
| 12/1/05-12/31/05 | 60,000 | $48.45 | 60,000 |
| 1/1/06-1/31/06 | 20,000 | 48.77 | 20,000 |
| 2/1/06-7/31/06 | — | — | — |
| Total | 80,000 | 48.53 | 80,000 |

On June 7, 2005, the Company's Board of Directors approved the repurchase of up to $25,000,000 of Common Stock. Under the repurchase program, the Company was authorized to repurchase during the next twelve months outstanding shares of Common Stock through brokers and dealers in the public market or in privately negotiated transactions.

During fiscal 2006, the Company repurchased 80,000 shares of Common Stock under this repurchase program for $3,882,657 at an average purchase price of $48.53 per share. The repurchase program expired on June 7, 2006.

## Item 6. *Selected Financial Data*

The following selected consolidated financial data are derived from the Company's Consolidated Financial Statements and notes thereto and should be read in connection with and are qualified in their entirety by the Company's Consolidated Financial Statements and notes thereto and other financial information included elsewhere in this Annual Report on Form 10-K.

| | (In thousands, except per share data) | | | | |
|---|---|---|---|---|---|
| | Year Ended July 31, | | | | |
| | 2006 | 2005 | 2004 | 2003 | 2002 |
| Total net revenue | $351,445 | $326,479 | $304,205 | $431,654 | $273,458 |
| Total cost of sales (A) | 230,310 | 203,089 | 184,948 | 254,497 | 191,237 |
| Gross margin | 121,135 | 123,390 | 119,257 | 177,157 | 82,221 |
| Income (loss) from operations (B) | (5,249) | 1,203 | 7,463 | 73,641 | 1,113 |
| Income from continuing operations before discontinued operations and cumulative effect of change in accounting principle (C) | 4,600 | 34,659 | 10,155 | 52,002 | 4,252 |
| Income (loss) from discontinued operations | 139 | (5,797) | (1,801) | (2,471) | (1,597) |
| Gain on disposal of discontinued Operations (D) | 20,207 | — | — | — | — |
| Cumulative effect of change in accounting principle, net of tax | 120 | — | — | — | — |
| Net income | 25,066 | 28,862 | 8,354 | 49,531 | 2,655 |
| Basic earnings (loss) per share: | | | | | |
| Income from continuing operations | $ 0.34 | $ 2.55 | $ 0.75 | $ 3.92 | $ 0.32 |
| Income (loss) from discontinued operations, net of tax | 0.01 | (0.42) | (0.13) | (0.18) | (0.12) |
| Gain on disposal of discontinued operations, net of tax | 1.47 | — | — | — | — |
| Cumulative effect of change in accounting principle, net of tax | 0.01 | — | — | — | — |
| Net income | $ 1.83 | $ 2.13 | $ 0.62 | $ 3.74 | $ 0.20 |
| Diluted earnings (loss) per share: | | | | | |
| Income from continuing operations | $ 0.33 | $ 2.54 | $ 0.75 | $ 3.88 | $ 0.32 |
| Income (loss) from discontinued operations, net of tax | 0.01 | (0.42) | (0.13) | (0.18) | (0.12) |
| Gain on disposal of discontinued operations, net of tax | 1.46 | — | — | — | — |
| Cumulative effect of change in accounting principle, net of tax | 0.01 | — | — | — | — |
| Net income | $ 1.81 | $ 2.12 | $ 0.62 | $ 3.70 | $ 0.20 |
| Cash dividends declared per common share | $ 0.38 | $ 0.32 | $ 0.32 | $ 0.32 | $ 0.29 |
| Weighted-average shares: | | | | | |
| Basic | 13,704 | 13,566 | 13,463 | 13,251 | 13,129 |
| Diluted | 13,853 | 13,619 | 13,519 | 13,394 | 13,194 |
| Cash, cash equivalents, and marketable securities | $258,237 | $220,454 | $176,637 | $177,961 | $181,789 |
| Working capital | 334,955 | 300,027 | 263,493 | 262,524 | 223,702 |
| Total assets | 488,645 | 496,705 | 452,822 | 457,417 | 438,639 |
| Long-term liabilities | 840 | 914 | 998 | 8,687 | 6,661 |
| Stockholders' equity | 431,925 | 399,157 | 367,167 | 356,090 | 302,000 |

(A) The Company recorded in cost of sales asset impairment losses on a pre-tax basis of $7,361 in fiscal 2006 related primarily to certain inventory write-downs.

The Company recorded in cost of sales asset impairment losses on a pre-tax basis of $8,883 in fiscal 2002 related to Anatel Communications Corporation (Anatel), the Company's telecommunications subsidiary, and certain old and unprofitable product lines within its semi-conductor test equipment business.

(B) In fiscal 2006, the Company recorded $14,876 of pre-tax charges primarily related to the future use and realizability of certain inventory and capitalized software. Of the total charges, $7,361 was recorded in cost of sales and $7,515 was recorded in operating expenses. In fiscal 2005, the Company recorded $3,000 in operating expenses related to asset impairment losses on certain investments.

(C) The Company recorded a gain on the sale of marketable securities on an after tax basis of $27,388 in fiscal 2005, related to the Company's sale of its equity interest in Cedara.

(D) The Company recorded a gain on the sale of Camtronics as a discontinued operation in fiscal 2006. There were no discontinued operations in any of the other periods presented.

**Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations***

The following discussion provides an analysis of the Company's financial condition and results of operations and should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Annual Report on Form 10-K. The discussion below contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 ("Exchange Act"). All statements, other than statements of historical fact, the Company makes in this document or in any document incorporated by reference are forward-looking. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors, which may cause the actual results, performance, or achievements of the Company to differ from the projected results. See "Risk Factors" in Item 1A.

**Summary**

Analogic Corporation is engaged primarily in the design, manufacture, and sale of high technology, high performance, high-precision data acquisition conversion (analog/digital) and signal processing instruments and systems to customers that manufacture products for major markets within the electronics industry: Medical Technology Products and Security Technology Products.

The results from continuing operations are summarized in the following tables.

| | In U.S. Dollars (millions except EPS) | | |
|---|---|---|---|
| | Fiscal Year | | Growth in Percentage |
| | 2006 | 2005 | |
| Net Sales | $351.4 | $326.5 | 8% |
| Gross Margin % | 34.5% | 37.8% | |
| Operating Expenses | $126.4 | $122.2 | 3% |
| Net Income from continuing operations before discontinued operations and cumulative effect of change in accounting principle | 4.6 | 34.7 | |
| Diluted EPS from continuing operations | 0.33 | 2.54 | |

Net sales from continuing operations for fiscal 2006 were $24.9 million, or 8% higher than prior year. Higher revenue primarily for selenium-based X-ray digital flat-panel detectors, higher demand for the Company's 64 slice data acquisition systems, and an additional 30 units of EXACT systems, were partially offset by continued lower demand for sub-systems used in MRI scanners.

Gross margin percentage decreased by 3.3% primarily due to asset impairment charges of $5.8 million recorded in the fourth quarter of fiscal 2006 for inventory write-downs related to a medical CT development program, and to a lesser extent to engineering margin loss as a result of security contracts costs exceeding the funded amounts.

Total operating expenses for fiscal 2006 were $4.2 million higher than prior year. The increase was primarily caused by an increase in restructuring and asset impairment charges of $4.5 million related primarily to a strategic decision to discontinue a medical CT workstation research program as well as capitalized software write-downs related to a medical CT development program. Higher product development costs, primarily for the development efforts for a number of security and medical imaging projects, were offset by lower general and administrative expenses due to lower legal costs and a reduction in implementation costs relating to internal control systems.

Diluted earnings per share from continuing operations were $0.33 and $2.54 for fiscal 2006 and fiscal 2005, respectively. Included in fiscal 2006 earnings was $14.9 million related to impairment and restructuring charges. Included in fiscal 2005 was a pre-tax gain of $43.8 million related to the sale of Cedara securities and $3.0 million pre-tax related to impaired assets.

During September 2005, the Company restructured the business operations of its wholly-owned subsidiary, SKY. The decision to restructure SKY was based on continued lower than expected sales. During fiscal 2006, the Company recorded restructuring costs of $0.9 million for severance, $0.3 million for capital assets impairment and an asset impairment of $1.6 million for inventory write-downs.

On November 1, 2005, the Company sold Camtronics for $40.0 million in cash, and realized net cash of $38.9 million after transactional costs. The Company recorded a net gain on the sale of Camtronics of $20.2 million, net of a tax provision of $8.9 million, or $1.46 per diluted share. The Company sold its Camtronics operating segment to better focus on its other core lines of business. This business has been reported as a discontinued operation in accordance with SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets,"* and all periods presented have been restated accordingly to reflect these operations as discontinued. Revenue of this business for fiscal 2006 and 2005 was $11.5 million and $38.1 million, respectively. The results of discontinued operations for fiscal 2006 and 2005 were a gain of $0.1 million and a net loss of $5.8 million, respectively. The discussion and analysis of results of operation below focuses on continuing operations.

During fiscal 2006, the Company recorded asset impairment and restructuring charges of $14.9 million, of which $12.1 million was recorded in the fourth quarter ended July 31, 2006. In the fourth quarter, the Company continued ongoing discussions with an OEM customer, with whom the Company has a development agreement regarding a medical CT program, that culminated in a dispute in August 2006. As a result, significant uncertainty existed with respect to the viability of this CT medical development program and the realizability of the related assets. Therefore, in the fourth quarter ended July 31, 2006, the Company recorded asset impairment charges totalling $7.7 million, of which $5.8 million was for the write-down of inventories and $1.9 million was for the write off of capitalized software. Also during the fourth quarter of 2006, the Company discontinued its efforts to develop a medical CT end user workstation, resulting in a $3.8 million asset impairment charge. In addition, $0.5 million in restructuring and excess inventory reserves related to the fiscal 2006 closure of the Company's Sky Computer subsidiary were recorded.

**Results of Operations**

***Fiscal 2006 Compared to Fiscal 2005***

Net revenue and gross margin for fiscal 2006 as compared with fiscal 2005, are summarized in the tables below.

*Product Revenue*

| | Fiscal Year U.S. Dollars (in millions) | | Growth in Percentage |
|---|---|---|---|
| | 2006 | 2005 | |
| Products | $323.5 | $298.2 | 8% |
| Gross margin | 125.9 | 117.0 | 8% |
| Gross margin % | 38.9% | 39.2% | |

Product revenue in fiscal 2006 was $323.5 million as compared to $298.2 million in fiscal 2005, an increase of $25.3 million, or 8%. The increase in product revenue was primarily due to sales of Medical Technology Products which increased by $19.2 million, or 8%, over the prior year,. This increase was primarily due to increased sales of the Company's data acquisition products of $8.2 million, digital radiography equipment of $8.0 million, and ultrasound equipment of $6.4 million, partially offset by continued lower demand for the Company's sub-systems used in MRI scanners. Increased product revenue for Security Technology Products of $8.3 million, or 17%, over the prior year resulted from the sale of an additional 30 EXACT systems, partially offset by a decrease in spare part sales. The revenue increase for Medical Technology Products and Security Technology Products was partially offset by a decrease of $2.1 million of Corporate and other revenue primarily due to lower demand for embedded multiprocessing products as the Company exits this business.

Product gross margin increased $8.9 million in fiscal 2006 over fiscal 2005, primarily due to higher revenue. Product gross margin percentage decreased slightly to 38.9% of product revenue in fiscal 2006 from 39.2% of product revenue in fiscal 2005.

*Engineering Revenue*

| | Fiscal Year U.S. Dollars (in millions) | | Percentage Growth (Decline) |
|---|---|---|---|
| | 2006 | 2005 | |
| Engineering | $ 17.9 | $19.2 | (7%) |
| Gross margin | (2.1) | 2.5 | (184%) |
| Gross margin % | (11.8%) | 13.1% | |

Engineering revenue in fiscal 2006 was $17.9 million as compared to $19.2 million in fiscal 2005, a decrease of $1.3 million, or 7%. This decrease resulted primarily from lower revenue for Security engineering funded projects of approximately $2.5 million, primarily due to a large funded project which was completed last year. This decrease was partially offset by increased funding for certain customer funded projects for Medical Technology Products.

The engineering gross margin decreased by $4.6 million in fiscal 2006 over fiscal 2005, primarily due to Security Products contract costs exceeding the Transportation Security Administration ("TSA") funded amounts.

*Other Revenue*

Other revenue of $10.1 million and $9.2 million in fiscal 2006 and fiscal 2005, respectively, represents revenue from the Company's hotel operation. This increase was primarily due to higher occupancy rates.

*Operating Expenses*

Research and product development expenses were $51.8 million in fiscal 2006 as compared to $50.5 million in fiscal 2005, or 15% of total revenue in each year. The increase in research and product development expenses of $1.3 million was primarily due to approximately $2.4 million of increased personnel and related costs including expenses for share-based payments in connection with the adoption of SFAS 123(R). This increase was required to support product development focused on a number of projects for security systems, as well as developing a new generation of medical imaging equipment, and an extended family of multi-slice CT data acquisition systems. Partially offsetting this increase were savings realized from the restructuring of SKY.

Selling and marketing expenses were $29.2 million each for fiscal 2006 and fiscal 2005. Selling and marketing expenses were 8% of total revenue in fiscal 2006 as compared to 9% of total revenue in fiscal 2005. Although selling and marketing expenses remained basically unchanged in fiscal 2006 versus fiscal 2005, fiscal 2006 includes $0.2 million of share-based payments for the adoption of SFAS 123(R).

General and administrative expenses were $37.8 million in fiscal 2006, or 11% of total revenue, as compared to $39.5 million in fiscal 2005, or 12% of total revenue. The decrease of $1.7 million was primarily attributable to non-recurring legal costs related to the Camtronics' review of revenue recognition procedures, and lower expenses to comply with the SEC internal control rules as compared to the prior year. These reductions were partially offset by expenses associated with share-based payments in connection with the adoption of SFAS 123(R) and other general expenses.

Restructuring and asset impairment charges were $7.5 million in fiscal 2006, as compared to $3.0 million in fiscal 2005. In fiscal 2006, asset impairment charges related primarily to a medical CT development program of $1.9 million; the discontinuance of a medical CT workstation development program of $3.9 million; and severance costs and certain write-downs of capital assets for the restructuring of SKY of $1.2 million. In fiscal 2005 the restructuring and asset impairment charges of $3.0 million related to PhotoDetection Systems, Inc. ("PDS") based on the net realizable value of the Company's investment of $2.2 million, and $.8 million related to the re-alignment of certain technologies and research and development activities.

The impact of adopting SFAS 123(R) in fiscal 2006 on operating expenses was approximately $3.3 million.

Software development costs of $1.1 million and $3.5 million were capitalized in fiscal 2006 and fiscal 2005, respectively. Amortization of capitalized software costs amounted to $1.2 million and $.9 million in fiscal 2006 and fiscal 2005 respectively, and is included in product cost of sales in the Company's Consolidated Statements of Operations.

*Other (Income) Expense*

Interest income in fiscal 2006 was $10.2 million as compared to $5.2 million in fiscal 2005. The increase of $5.0 million was primarily the results of higher effective interest rates on short term investments and a higher invested cash balance primarily due to the proceeds from the Company's sale of Camtronics for approximately $40.0 million.

The Company recorded an equity loss on its unconsolidated affiliated investments of $0.8 million as compared to an equity gain of $0.3 million in fiscal 2006 and fiscal 2005, respectively. The equity loss in fiscal 2006 consists of $0.5 million and $0.3 million for the Company's share of losses in Shenzhen Anke High-Tech Co. Ltd. (SAHCO) and PDS, respectively. The equity gain in fiscal 2005 consists of a gain of $0.5 million for the Company's share of profit in SAHCO, partially offset by a loss of $0.2 million for the Company's share of losses in Cedara.

Gain on sale of marketable securities of $43.8 million in fiscal 2005 represents the gain related to the Company's sale of its equity interest in Cedara.

*Provision for Income Taxes*

The effective tax rate on continuing operations for fiscal 2006 was a benefit of 11% as compared to an expense of 31% for fiscal 2005. The rate reduction is primarily due to reduced income, with a tax benefit from overseas operations and the tax reserve release of $0.3 million for an Internal Revenue Service (IRS) refund also reducing the rate. In addition, during the third quarter of fiscal 2006, the Company recorded a provision-to-return adjustment which provided an out of period tax benefit of $329. The rate reduction was offset, in part, by the setting up of a valuation allowance for state income tax credits and by the suspension of the federal research credit.

*Net Income and Earnings per Share*

Net income and earnings per share from continuing operations for fiscal 2006 and fiscal 2005, are as follows:

| | U.S. Dollars (in millions except EPS) Fiscal Year | |
|---|---|---|
| | **2006** | **2005** |
| Income from continuing operations before discontinued operations and cumulative effect of change in accounting principle | $ 4.6 | $34.7 |
| % of net sales | 1.3% | 10.6% |
| Diluted EPS from continuing operations | $0.33 | $2.54 |

Net income from continuing operations in fiscal 2006 was $4.6 million as compared to $34.7 million in fiscal 2005. Basic earnings per share from continuing operations were $0.34 in fiscal 2006 as compared to $2.55 in fiscal 2005. Diluted earnings per share from continuing operations were $0.33 in fiscal 2006 as compared to

$2.54 in fiscal 2005. Net income for fiscal 2006 included charges of $9.4 million ($14.9 million pre-tax) related to asset impairments and restructuring. Net income for fiscal 2005 includes an after-tax gain of approximately $27.4 million or $2.01 per diluted share related to the Company's sale of its equity interest in Cedara. In addition, included in fiscal 2005 net income were charges of $1.9 million ($3.0 million pre-tax) of asset impairments.

*Fiscal 2005 Compared to Fiscal 2004*

Net revenue and gross margin for fiscal 2005 as compared with fiscal 2004, are summarized in the table below:

*Product Revenue*

| | Fiscal Year U.S. Dollars (in millions) | | Growth in Percentage |
|---|---|---|---|
| | 2005 | 2004 | |
| Products | $298.2 | $275.8 | 8% |
| Gross margin | 117.0 | 109.2 | 7% |
| Gross margin % | 39.2% | 39.6% | |

Product revenue in fiscal 2005 was $298.2 million as compared to $275.8 million in fiscal 2004, an increase of $22.4 million or 8%. The increase in product revenue was primarily due to increased sales of Security Technology Products of $22.2 million or 81% over the prior year due to increased orders for the EXACT systems and spare parts. Medical Technology Products sales increased by $13.8 million over the prior year, or 6%, primarily due to increased demand for the Company's data acquisition products of $9.0 million, Computer Tomography (CT) products of $7.9 million and Magnetic Resonance Imaging (MRI) systems and subsystems of $7.4 million, partially offset by lower sales of digital radiography equipment of $9.5 million. The revenue increase for the Security Technology Products and Medical Technology Products was partially offset by a decrease of $13.6 million of Corporate and other revenue principally due to lower demand for embedded multiprocessing equipment of $10.9 million, due to the loss of one major customer, and lower demand for components and board products of approximately $2.2 million.

Product gross margin was $117.0 million in fiscal 2005 as compared to $109.2 million in fiscal 2004. Product gross margin as a percentage of product revenue decreased slightly from 39.6% in fiscal 2004 to 39.2% in fiscal 2005.

*Engineering Revenue*

| | Fiscal Year U.S. Dollars (in millions) | | Percentage Growth (Decline) |
|---|---|---|---|
| | 2005 | 2004 | |
| Engineering | $19.2 | $20.1 | (4%) |
| Gross margin | 2.5 | 6.6 | (62%) |
| Gross margin % | 13.1% | 32.8% | |

Engineering revenue in fiscal 2005 was $19.2 million as compared to $20.1 million in fiscal 2004, a decrease of $0.9 million. During fiscal 2004 the Company benefited from certain non-repeat customer funded projects including approximately $1.5 million for digital x-ray systems, a license sale of $1.0 million to SAHCO, and approximately $1.8 million related to an OEM funded project. The reduction resulting from the non-repeat nature of these activities was partially offset by revenue generated by additional funding of approximately $3.4 million received from the TSA to design and develop continuous performance enhancements for the existing explosive detection systems.

Engineering gross margin was $2.5 million in fiscal 2005 compared to $6.6 million in fiscal 2004. Engineering gross margin as a percentage of engineering revenue was 13.1% and 32.8% in fiscal 2005 and fiscal

2004, respectively. These decreases were primarily the result of increased contract loss provisions. During fiscal 2005 the Company incurred approximately $2.4 million of additional costs, as compared to the prior year, in excess of the value of certain funded projects in medical imaging technology products.

*Other Revenue*

Other revenue of $9.2 million and $8.3 million for fiscal 2005 and fiscal 2004, respectively, represents revenue from the Company's hotel operation.

*Operating Expenses*

Research and product development expenses were $50.5 million in fiscal 2005, or 15% of total revenue, as compared to $50.0 million in fiscal 2004, or 16% of total revenue. The increase in research and product development expenses of $0.5 million was primarily due to expenses incurred from the ongoing development of new generations of medical imaging equipment, including innovative CT systems for niche markets along with a new generation of hybrid PET/CTs, and an extended family of multi-slice CT data acquisition systems for both medical and security markets. In addition, the Company continues to increase its investment in a number of other development projects for security systems to meet diverse, evolving security needs in the United States and abroad. This increase was partially offset by a reduction in personnel for SKY operations.

Selling and marketing expenses were $29.2 million in fiscal 2005, or 9% or total revenue, as compared to $26.6 million or 9% of total revenue in fiscal 2004. The increase in selling and marketing expenses of $2.6 million was primarily attributable to salaries and related expenses of approximately $2.9 million for Anexa and B-K Medical as each continues its efforts to increase penetration in its respective market. This was partially offset by a reduction in sales and marketing personnel and related expenses of SKY Computers.

General and administrative expenses were $39.5 million in fiscal 2005, as compared to $35.1 million in fiscal 2004, or 12% of total revenue for both periods. The increase of $4.4 million was primarily attributable to $3.5 million for programs to comply with the internal control rules under the Sarbanes-Oxley Act of 2002, and $1.4 million in accounting and legal expenses related to the restatement of the Company's financial statements for the first three quarters of fiscal 2004 and fiscal 2003, partially offset by $0.7 million in lower depreciation expense.

Asset impairment charges were $3.0 million in fiscal 2005, related to the Company's medical technology product segment. The Company changed its accounting method for its PDS investment from the equity method to the cost method and evaluated the net realizable value of its investment, resulting in $2.2 million impairment charge. Also, certain other technologies of $0.8 million were abandoned due to a re-alignment of research and development activities.

Software development costs of $3.5 million and $3.6 million were capitalized in fiscal 2005 and fiscal 2004, respectively. Amortization of capitalized software costs amounted to $0.9 million and $1.3 million in fiscal 2005 and fiscal 2004, respectively, and is included in product cost of sales in the Company's Consolidated Statements of Operations.

*Other (Income) Expense*

Interest income in fiscal 2005 was $5.2 million as compared to $3.7 million in fiscal 2004. The increase of $1.5 million was primarily the results of higher effective interest rates on short term investments and a higher invested cash balance primarily due to the proceeds from the Company's sale of its equity investment in Cedara for $50.8 million.

Interest expense in fiscal 2005 decreased approximately $0.2 million as compared to fiscal 2004. The decrease was primarily due to the Company paying off a mortgage held on its property in fiscal 2004.

The Company recorded an equity gain on its unconsolidated affiliated investments of $0.3 million and $0.6 million in fiscal 2005 and fiscal 2004, respectively. The equity gain in fiscal 2005 consists of a gain of $0.5 million for the Company's share of profit in SAHCO offset by a loss of $0.2 million for the Company's share of losses in Cedara. The equity gain of $0.6 million in fiscal 2004 consisted primarily of a gain of $1.2 million for the Company's share of profit in Cedara, partially offset by $0.5 million share of losses in SAHCO.

The gain on sale of marketable securities of approximately $43.8 million in fiscal 2005 represents the gain related to the Company's sale of its equity interest in Cedara.

*Provision for Income Taxes*

The effective tax rate for continuing operations in fiscal 2005 was 31% as compared to 11% for fiscal 2004. The increase was primarily due to the increase in income resulting from the gain on the sale of the Company's equity interest in Cedara and, to a lesser extent, the 20% reduction in the extraterritorial income exclusion for the last seven months of fiscal 2005, resulting from the phased repeal of the benefit. The increase in the rate was partially offset by the 2% reduction in the Danish statutory tax rate and by the release of $0.3 million in tax reserves resulting from settlement of State income tax audits for fiscal 2000 and fiscal 2001.

*Net Income and Earnings per Share*

Net Income and earnings per share from continuing operations for the fiscal 2005 and fiscal 2004, are as follows:

| | U.S. Dollars (in millions except EPS) Fiscal Year | |
|---|---|---|
| | 2005 | 2004 |
| Income from continuing operations before discontinued operations and cumulative effect of change in accounting principle | $34.7 | $10.2 |
| % of net sales | 10.6% | 3.3% |
| Diluted EPS from continuing operations | $2.54 | $0.75 |

Net income from continuing operations in fiscal 2005 was $34.7 million as compared to $10.2 million in fiscal 2004. Basic earnings per share were $2.55 in fiscal 2005 as compared to $0.75 in fiscal 2004. Diluted earnings per share from continuing operations were $2.54 in fiscal 2005 as compared to $0.75 in fiscal 2004. Net income for fiscal 2005 included an after-tax gain of approximately $27.4 million or $2.01 per basic and diluted earnings per share related to the Company's sale of its equity interest in Cedara.

**Liquidity and Capital Resources**

Cash and cash equivalents and marketable securities totaled $258.2 million and $220.5 million at July 31, 2006 and July 31, 2005, respectively. Working capital was $335.0 million and $300.0 million at July 31, 2006 and July 31, 2005, respectively. The Company's balance sheet reflected a current ratio of 7.0 to 1 at July 31, 2006 and 4.1 to 1 at July 31, 2005. Liquidity has been provided principally through funds provided from operations, and funds provided by the sale of Camtronics in November 2005, with short-term time deposits and marketable securities available to provide additional sources of cash.

The Company faces exposure to financial market risks, including adverse movements in foreign currency exchange rates and changes in interest rates. These exposures can change over time as business practices evolve and could have a material adverse impact on the Company's financial results. The Company's primary exposure is related to fluctuations between the US dollar and local currencies for the Company's subsidiaries in Canada and Europe.

The carrying amounts reflected in the consolidated balance sheets of cash and cash equivalents, trade receivables, and trade payables approximate fair value at July 31, 2006 due to the short maturities of these instruments.

The Company maintains a bond investment portfolio of various issuers, types, and maturities. This portfolio is classified on the balance sheet as either cash and cash equivalents or marketable securities, depending on the lengths of time to maturity from original purchase. Cash equivalents include all highly liquid investments with maturities of three months or less from the time of purchase. Investments having maturities from the time of purchase in excess of three months are stated at amortized cost, which approximates fair value, and are classified as available for sale. A rise in interest rates could have an adverse impact on the fair value of the Company's investment portfolio. The Company does not currently hedge these interest rate exposures.

Net cash provided by operating activities for continuing operations was $12.5 million in fiscal 2006, $7.0 million in fiscal 2005 and $30.3 million in fiscal 2004. The cash flows generated from operating activities for continuing operations in fiscal 2006 were primarily due to net income of $4.7 million, non-cash impact of asset impairment charges of $14.9 million and depreciation and amortization of $16.4 million, partially offset by a decrease in operating assets and liabilities of $19.9 million. The decrease in operating assets and liabilities was primarily due to a decrease in advance payment of $6.2 million related to orders for EXACT systems, a decrease in accounts payable of $3.5 million and a decrease of $13.8 million in accrued income taxes.

Inventory of $58.9 million as of July 31, 2006 decreased $5.4 million from $64.3 million at July 31, 2005, due primarily to inventory impairment write-downs.

Current refundable and deferred income taxes and long-term deferred income taxes of $20.6 million as of July 31, 2006 increased $7.1 million from $13.5 million at July 31, 2005. This increase was primarily the result of tax benefits derived from inventory write-downs, deferred contact costs, capitalized software and depreciation.

Other assets of $4.5 million as of July 31, 2006 decreased $1.1 million from $5.6 million at July 31, 2005. The decrease was primarily due to license and maintenance amortization.

Current liabilities of $55.9 million as of July 31, 2006 decreased $40.7 million from $96.6 million at July 31, 2005. This decrease was primarily due to the elimination of $30.4 million of liabilities of discontinued operations, a decrease of $6.0 million in accrued income taxes, and a decrease of $5.0 million in advanced payments and deferred revenue primarily in advance payments related to certain orders received for EXACT systems from L-3.

Net cash provided by investing activities for continuing operations was $29.5 million in fiscal 2006, and $49.1 million in fiscal 2005, respectively. Net cash used for investment activities for continuing operations in fiscal 2004 was $11.1 million. The cash provided by investing activities for continuing operations in fiscal 2006 was primarily due to proceeds from the sale of Camtronics of $38.9 million and maturities of marketable securities of $6.3 million, partially offset by capital expenditures of $13.7 million, software development costs of $1.1 million for certain of the Company's products, and the Company's investment in PDS of $1.3 million.

Capitalized software of $2.7 million as of July 31, 2006 decreased $5.8 million from $8.5 million at July 31, 2005. The decrease was primarily due to the write-off of development costs related to a CT medical workstation and a related software interface program that has been indefinitely suspended. The amortization of capitalized software was $1.1 million and $0.9 million in fiscal 2006 and fiscal 2005, respectively.

Net cash provided by financing activities from continuing operations was $0.2 million in fiscal 2006 as compared to cash used for financing activities from continuing operations of $0.1 million and $5.2 million for fiscal 2005 and fiscal 2004, respectively. Net cash provided by financing activities from continuing operations in fiscal 2006 consisted of $5.3 million for dividends paid to stockholders and $3.9 million to repurchase the Company's shares of common stock, partially offset by cash received from the issuance of stock pursuant to the Company's employee stock option and stock purchase plans of $9.0 million.

The Company believes that its balances of cash and cash equivalents, marketable securities, and cash flows expected to be generated by future operating activities will be sufficient to meet its cash requirements for at least the next 12 months.

### Commitments, Contractual Obligations and Off-Balance Sheet Arrangements

The Company's contractual obligations at July 31, 2006, and the effect such obligations are expected to have on liquidity and cash flows in future periods are as follows:

| Contractual Obligations | Total | Less than 1 year | 1-3 years | 4-5 years | More than 5 years |
|---|---|---|---|---|---|
| Operating leases | $ 6,363 | $ 1,388 | $1,886 | $1,279 | $1,810 |
| Purchasing obligations | 39,023 | 33,954 | 5,069 | — | — |
| | $45,386 | $35,342 | $6,955 | $1,279 | $1,810 |

The Company currently has approximately $23.7 million in revolving credit facilities with various banks available for direct borrowings. There were no direct borrowings or off-balance sheet arrangements in fiscal 2006 or fiscal 2005.

### Impact of Inflation

Overall, inflation has not had a material impact on the Company's operations during the past three fiscal years.

### New Accounting Pronouncements

In June 2005, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 154, *"Accounting Changes and Error Corrections."* This statement replaces APB Opinion No. 20, *"Accounting Changes,"* and SFAS No. 3, *"Reporting Accounting Changes in Interim Financial Statements."* The statement applies to all voluntary changes in accounting for and reporting of changes in accounting principles. SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principles unless it is not practical to do so. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted for accounting changes and errors made occurring in fiscal years beginning after May 31, 2005. The adoption of SFAS No. 154 did not have a material impact on the Company's financial position or results of operations

In November 2005, the FASB issued FASB Staff Position (FSP) No. FAS 115-1, *"The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments."* This FSP nullifies certain requirements of Issue 03-1 and supersedes EITF Topic No. D-44, *"Recognition of Other—Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value."* The FSP establishes the steps required in determining when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. Under this FSP, impairment shall be assessed at the individual security level and the assessment of whether an investment shall be assessed at the individual security level and the assessment of whether an investment is impaired shall be performed in each reporting period. When impairment has been determined to be other than temporary, an impairment loss will be recognized on an impairment loss equal to the difference between the investment's cost and its fair value. The provisions of FSP 115-1 shall be effective for reporting periods beginning after December 15, 2005. The adoption of FSP 115-1 did not have a material impact on the Company's financial position or results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"* which is an interpretation of FASB Statement 109, *"Accounting for Income Taxes."* FIN 48 requires managements to perform a two-step evaluation of all tax positions, ensuring that these tax return positions meet the "more-likely than not" recognition threshold and can be measured with sufficient precision to determine the benefit recognized in the financial statements. These evaluations provide management with a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements certain tax positions that the Company has taken or expects to take on income tax returns. The Company is still evaluating the impact of this pronouncement. FIN 48 is effective for the Company's fiscal year ending July 31, 2008.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (SAB 108). SAB 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. When the effect of initial adoption is material, companies will record the effect as a cumulative effect adjustment to beginning of year retained earnings. The provisions of SAB 108 are effective for the Company's interim reporting period beginning August 1, 2007. The Company does not believe the adoption of SAB 108 will have a material impact on its financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements"*. SFAS 157 prescribes a single definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company does not believe the adoption of SFAS 157 will have a material impact on its financial condition or results of operations. SFAS 157 is effective for the Company's interim reporting period beginning August 1, 2008.

In September 2006, the FASB issued SFAS No. 158, *"Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)"*. SFAS No. 158 requires an employer to: (a) recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status; (b) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year (with limited exceptions); (c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes will be reported in comprehensive income of a business entity and in changes in net assets of a not-for-profit organization. The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective for the Company for the fiscal year ending on July 31, 2007. The requirement to measure plan assets and benefit obligations as of the date of our fiscal year-end balance sheet is effective for the Company for the fiscal year ending July 31, 2009. The Company is still evaluating the impact of this pronouncement.

**Critical Accounting Policies and Estimates**

Management's discussion and analysis of the Company's financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company's most critical accounting policies have a significant impact on the preparation of these condensed consolidated financial statements. These policies include estimates and significant judgments that affect the reported amounts of assets, liabilities, revenues and expense, and related disclosures of contingent assets and liabilities. The Company continues to evaluate its estimates and judgments on an on-going basis. By their nature, these policies require management to make its most difficult and subjective judgments, often as a result of the need to make estimates on matters that are inherently uncertain. In the case of the Company's critical accounting policies, these estimates and judgments are based on its historical experience, terms of existing contracts, the Company's observance of trends in the industry, information provided by its customers, and information available from other outside sources, as appropriate. The Company believes the following accounting policies and estimates require management to make the most difficult judgments in the preparation of the Company's consolidated financial statements and accordingly are critical.

## Revenue Recognition and Accounts Receivable

The Company recognizes the majority of its revenue in accordance with SEC Staff Accounting Bulletin No. 104, *"Revenue Recognition in Financial Statements"*. Revenue related to product sales is recognized upon shipment provided that title and risk of loss have passed to the customer, there is persuasive evidence of an arrangement, the sales price is fixed or determinable, collection of the related receivable is reasonably assured and customer acceptance criteria, if any, have been successfully demonstrated. For product sales with acceptance criteria that are not successfully demonstrated prior to shipment, revenue is recognized upon customer acceptance, provided all other revenue recognition criteria have been met. The Company's sales contracts generally provide for the customer to accept title and risk of loss when the product leaves the Company's facilities. When shipping terms or local laws do not allow for passage of title and risk of loss at the shipping point, the Company defers recognizing revenue until title and risk of loss transfer to the customer. The Company classifies customer invoiced shipping and handling as revenue and shipping and handling costs as cost of sales.

The Company's transactions sometimes involve multiple elements (i.e., systems and services). Revenue under multiple element arrangements is recognized in accordance with Emerging Issues Task Force ("EITF") Issue No. 00-21, *"Accounting for Revenue Arrangements with Multiple Deliverables"*. Under this method, if an element is determined to be a separate unit of accounting, the revenue for the element is based on fair value and determined by vendor objective evidence ("VOE"), and recognized at the time of delivery. If an arrangement includes undelivered elements that are not essential to the functionality of the delivered elements, the Company defers the fair value of the undelivered elements with the residual revenue allocated to the delivered elements. Fair value is determined based upon the price charged when the element is sold separately. If the Company does not have fair value for the undelivered element, it recognizes the revenue upon the the delivery of the undelivered element. Maintenance or service revenues are recognized ratably over the life of the contract.

For business units that sell software licenses or products in which the software is considered more than incidental, the Company recognizes revenue in accordance with the American Institute of Certified Public Accountants ("AICPA")'s Statement of Position 97-2, *"Software Revenue Recognition"* ("SOP 97-2"). The application of SOP 97-2 requires judgment, including whether a software arrangement includes multiple elements, and if so, whether vendor-specific objective evidence ("VSOE") of fair value exists for those elements. License revenue is recognized upon delivery, provided that persuasive evidence of an arrangement exists, no significant obligations with regard to installation or implementation remain, fees are fixed or determinable, collectability is probable, and customer acceptance, when applicable, is obtained. The Company allocates revenue first to the fair value of the undelivered elements and allocate the residual revenue to the delivered elements. Hardware and software maintenance is marketed under annual and multi-year arrangements and revenue is recognized ratably over the contracted maintenance term.

The Company provides engineering services to some of its customers on a contractual basis and recognizes revenue using the percentage of completion method. The Company estimates the percentage of completion on contracts with a fixed fee arrangement on a monthly basis utilizing costs incurred to date as a percentage of total estimated costs to complete the project. If the Company does not have a sufficient basis to measure progress towards completion, revenue and related costs are deferred and recognized upon completion of the contract. When total cost estimates exceed total revenues, the Company accrues for the estimated losses immediately.

Deferred revenue is comprised of; 1) maintenance and other service revenues for which payment has been received and for which services have not yet been performed and; 2) revenues related to delivered components of a multiple-element arrangement for which vendor objective evidence ("VOE") of fair value has not been determined for components not yet delivered or accepted by the customer.

Revenue related to the hotel operations is recognized as services are performed.

The Company grants credit to domestic and foreign original equipment manufacturers, distributors, and end users, and performs ongoing credit evaluations of its customers' financial condition. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon specific customer collection issues that have been identified. If it is determined that a current quarter sale is not collectible, recognition of revenue on such sale will be deferred until collection is made.

***Stock-based compensation***

Effective August 1, 2005, the Company adopted the provisions of the SFAS No. 123R, *"Share-Based Payment"* (SFAS 123R). (See Note 3 of Notes to Consolidated Financial Statements). Under this SFAS 123(R), the Company is required to record compensation cost for all share-based payments granted after the date of adoption based on the grant date fair value, estimated in accordance with the provisions of SFAS 123R, and for the unvested portion of all share-based payments previously granted that remain outstanding based on the grant date fair value, estimated in accordance with the original provisions of SFAS 123. The Company expenses share-based compensation under the straight-line method.

The choice of a valuation technique, and the approach utilized to develop the underlying assumptions for that technique, involve significant judgments. These judgments reflect management's assessment of the most accurate method of valuing the stock options the Company issues, based on our historical experience, knowledge of current conditions and beliefs of what could occur in the future given available information. The Company's judgments could change over time as additional information becomes available to us, or the facts underlying our assumptions change over time, and any change in our judgments could have a material effect on our financial statements. Management believes that its estimates incorporate all relevant information and represent a reasonable approximation in light of the difficulties involved in valuing non-traded stock options.

**Inventories**

The Company values inventory at the lower of cost or market using the first-in, first-out (FIFO) method. Management assesses the recoverability of inventory based on types and levels of inventory held, product life cycles, and changes in technology. A variety of methodologies are used to determine the amount of inventory reserves necessary for excess and obsolete inventory. Write-downs are based upon the age of the inventory, lower of cost or market, along with significant management judgments concerning future demands for the inventory. If actual demand for the Company's products is less than its estimates, or the Company experiences a higher incidence of inventory obsolescence because of rapidly changing technology and customer requirements, additional write-downs for existing inventories might be recorded in future periods.

**Concentration of Credit Risk**

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, and accounts receivable. The Company maintains a bond investment portfolio of various types and maturities with high credit quality issuers. Cash and cash equivalents not required for working capital purposes are placed in short term investments with original maturities for three months or less. The Company grants credit to domestic and foreign original equipment manufacturers, distributors, and end users, and performs ongoing credit evaluations on its customers' financial condition. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon specific customer collection issues that have been identified. While such credit losses have historically been within expectations and provisions established, there is no guarantee that the Company will continue to experience the same credit loss rates as in the past. Since the accounts receivable are concentrated among relatively few customers, a significant change in the liquidity or financial position of any one of these customers could have a material adverse impact on the collectibility of accounts receivable and future operating results.

**Warranty Reserve**

The Company provides for the estimated cost of product warranties at the time products are shipped. Although the Company engages in extensive product quality programs and processes, its warranty obligations are affected by product failure rates and service delivery costs incurred to correct product failures. Should actual product failure rates or service delivery costs differ from the Company's estimates (which are based on specific warranty claims, historical data, and engineering estimates, where applicable), revisions to the estimated warranty liability would be required. Such revisions could adversely affect the Company's operating results. Generally, the Company warrants that its products will perform in all material respects in accordance with its standard published specifications in effect at the time of delivery of the products to the customer for a period ranging from 12 to 24 months from the date of delivery.

**Investments in and Advances to Affiliated Companies**

The Company has investments in companies whose business relates to the Company's strategic focus. Investment in companies over which the Company has the ability to exercise significant influence are accounted for under the equity method if the Company holds greater than 20% and 50% or less of the voting stock. Investments in companies over which the Company does not have the ability to exercise significant influence are accounted for under the cost method. In assessing the recoverability of these investments, the Company must make certain assumptions and judgments based upon changes in the Company's overall business strategy, the financial condition of the affiliated companies, market conditions, and the industry and economic environment in which the entities operate. Adverse changes in market conditions or poor operating results of affiliated companies could result in losses or an inability to recover the carrying value of the investments, thereby requiring an impairment charge in the future.

**Intangible Assets and Other Long-Lived Assets**

Intangible assets consist of: intellectual property, licenses, and capitalized software. Other long-lived assets consist primarily of property, plant, and equipment. These assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of assets may not be recoverable. Recoverability of these assets is measured by comparison of their carrying value to future undiscounted cash flows the assets are expected to generate over their remaining economic life. If such assets are considered to be impaired, the impairment to be recognized in earnings equals the amount by which the carrying value of the assets exceeds their fair market value determined by either a quoted market price, if any, or a value determined by utilizing a discounted cash flow technique. Evaluation of impairment of long-lived assets requires estimates of future operating results that are used in the preparation of the expected future undiscounted cash flows. Actual future operating results and the remaining economic lives of long-lived assets could differ from the estimates used in assessing the recoverability of these assets. These differences could result in impairment charges, which could have a material adverse impact on the Company's results of operations.

**Income Taxes**

The Company is required to estimate its income taxes in each of the jurisdictions within which it operates. This process involves assessing temporary differences resulting from different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the balance sheet. The Company must then assess the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent that recovery is not more than likely, a valuation allowance must be established. To the extent a valuation allowance is established, the Company must include an expense within the tax provision in the statement of operations. In the event that actual results differ from these estimates, the provision for income taxes and results of operations could be materially impacted. The Company establishes liabilities for possible assessments by taxing authorities resulting from known tax exposures including, but not limited to certain tax credits, and various federal, state, and foreign tax matters. The Company does not provide for US Federal income taxes on undistributed earnings of consolidated foreign subsidiaries, as such earnings are intended to be indefinitely reinvested in those operations. Determination of the potential deferred income tax liability on these undistributed earnings is not practicable because such liability, if any, is dependent on circumstances existing if and when remittance occurs.

**Item 7A.** ***Quantitative and Qualitative Disclosures About Market Risk***

The Company places its cash investments in high credit quality financial instruments and, by policy, limits the amount of credit exposure to any one financial institution. The Company faces limited exposure to financial market risks, including adverse movements in foreign currency exchange rates and changes in interest rates. These exposures may change over time as business practices evolve and could have a material adverse impact on the Company's financial results. The Company's primary exposure is related to fluctuations between the US dollar and local currencies for the Company's subsidiaries in Canada and Europe.

The Company maintains a bond investment portfolio of various issuers, types, and maturities. The Company's cash and investments include cash equivalents, which the Company considers to be investments purchased with original maturities of three months or less. Investments having original maturities in excess of three months are stated at fair value, and are classified as available for sale. Total interest income for fiscal 2006 was $10.2 million. An interest rate change of 10% would not have a material impact on the fair value of the portfolio or on future earnings.

**Item 8.** ***Financial Statements and Supplementary Data***

The financial statements and supplementary data are listed under Part IV, Item 15 in this Report.

**Item 9.** ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not applicable.

**Item 9A.** ***Controls and Procedures***

The certifications of the Company's chief executive officer and chief financial officer attached as Exhibits 31.1 and 31.2 to this Annual Report on Form 10-K include, in paragraph 4 of such certifications, information concerning the Company's disclosure controls and procedures and internal control over financial reporting. Such certifications should be read in conjunction with the information contained in this Item 9A for a more complete understanding of the matters covered by such certifications.

**Disclosure Controls and Procedures**

The Company's management, with the participation of the Company's chief executive officer and chief financial officer, evaluated the effectiveness of the Company's disclosure controls and procedures as of July 31, 2006. The term "disclosure controls and procedures", as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), means controls and other procedures of a company that are designed to ensure that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions to be made regarding required disclosure. It should be noted that any system of controls and procedures, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met and that management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the Company's disclosure controls and procedures as of July 31, 2006, the Company's chief executive officer and chief financial officer concluded that, as of such date, the Company's disclosure controls and procedures were effective at the reasonable assurance level:

**Management's Annual Report on Internal Control over Financial Reporting**

Management's annual report on internal control over financial reporting can be found on page 40 of the Form 10-K. The Independent Registered Public Accounting Firm's report on management's assessment of out internal control over financial reporting can be found on pages 41-42 of the Form 10-K.

**Internal Control Over Financial Reporting**

There were no changes to the Company's internal control over financial reporting during the fourth quarter ended July 31, 2006 that has materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

**Item 9B.** ***Other Information***

Not applicable.

## PART III

### Item 10. *Directors and Executive Officers of the Registrant*

The following table lists the directors of the Company as of September 29, 2006:

| Name | Age | Director Since | Expiration of Term (1) | Other Offices Held |
|---|---|---|---|---|
| John W. Wood Jr. | 62 | 2004 | 2007 | President and Chief Executive Officer |
| Bernard M. Gordon | 79 | 1969 | 2007 | — |
| John A. Tarello | 75 | 1979 | 2007 | — |
| M. Ross Brown | 71 | 1984 | 2008 | — |
| Edward F. Voboril | 63 | 1990 | 2008 | — |
| Gerald L. Wilson | 67 | 1980 | 2009 | — |
| Bruce W. Steinhauer | 73 | 1993 | 2009 | — |
| Michael T. Modic | 56 | 2001 | 2008 | — |
| James J. Judge | 50 | 2005 | 2009 | — |

(1) The Board of Directors is divided into three classes, each having a three-year term of office. The term of one class expires each year. Directors hold office until the Annual Meeting of Stockholders held during the year noted and until their respective successors have been elected and qualified.

The following table lists the executive officers of the Company as of September 29, 2006:

| Name | Age | Office Held | Date Since Office Has Been Held |
|---|---|---|---|
| John W. Wood Jr. | 62 | President and Chief Executive Officer | 2003 |
| Edmund F. Becker, Jr. | 70 | Executive Vice President and Chief Operating Officer | 2005 |
| John J. Millerick | 58 | Senior Vice President, Chief Financial Officer, and Treasurer | 2000 |
| Alex A. Van Adzin | 54 | Vice President, General Counsel, and Secretary | 2003 |
| Donald B. Melson | 54 | Vice President and Corporate Controller | 2006 |

Each such officer is elected for a term continuing until the first meeting of the Board of Directors following the Annual Meeting of Stockholders, and in the case of the President, Treasurer and Secretary, until their successors are chosen and qualified; provided that the Board may remove any officer with or without cause.

There are no family relationships among any of the directors or executive officers of the Company.

Bernard M. Gordon was the Chairman of the Board of Directors of the Company from 1969 to April 2004 and was President from 1980 to 1995 and from October 2001 to April 2003. Mr. Gordon was Executive Chairman from February 2002 to April 2004 and Chief Executive Officer from 1973 to 2000 and from February 2002 to August 2003. Mr. Gordon is Chairman of the Board of Directors of the Lahey Clinic. Mr. Gordon has been the Chief Executive Officer of Neurologica Corporation since February 2004. Neurologica develops and manufactures imaging equipment for neurological scanning applications. On June 19, 2006, the Company received notice that Bernard M. Gordon does not intend to stand for reelection to Analogic's Board of Directors when his current term expires at the 2007 Annual Meeting of Stockholders.

John A. Tarello retired from Analogic in November 1999. Mr. Tarello has been the Chairman of the Board of Directors of the Company since April 2004. Mr. Tarello was the Company's Controller from May 1970 through July 1982, a Vice President of the Company from 1971 to 1980, a Senior Vice President from 1980 to 1999, and Treasurer from 1985 to 1999.

M. Ross Brown retired from Analogic in November 1999. Mr. Brown joined the Company in August 1984 and was responsible for managing its manufacturing operations. He was elected a Vice President in October 1984.

Edward F. Voboril has served as Chairman of the Board of Directors of Greatbatch, Inc. of Clarence, New York since 1997. He served as that company's President and Chief Executive Officer from 1990 to August 2006. Greatbatch, Inc. is a developer and manufacturer of power sources, wet tantalum capacitors, and precision engineered components and sub-assemblies used in implantable medical devices.

Dr. Gerald L. Wilson is the former Dean of the School of Engineering at Massachusetts Institute of Technology, ("MIT"), and the Vannevar Bush Professor of Engineering at MIT. Dr. Wilson has served on MIT's faculty since 1965 and currently serves as a Professor of Electrical and Mechanical Engineering. He is a trustee of NSTAR Corporation and a director of Evergreen Solar, Inc.

Dr. Bruce W. Steinhauer became the President and Chief Executive Officer of The Regional Medical Center at Memphis in 1998. Prior to this position, he was the Chief Executive Officer of the Lahey-Hitchcock Clinic from 1992 to 1998. Prior to that, he was Senior Vice President for Medical Affairs and Chairman of the Board of Governors for the Medical Group Practice of the Henry Ford Hospital from 1988 to 1992.

Dr. Michael T. Modic has been Chairman of the Division of Radiology at the Cleveland Clinic Foundation in Cleveland, Ohio since 1989 and has been on its Board of Governors since 2000. Dr. Modic also has been a Professor of Radiology at The Ohio State University College of Medicine and Public Health since 1993.

James J. Judge has been Chief Financial Officer and Treasurer of NSTAR Corporation since 1999. Prior to 1999 he held a number of executive positions at BEC Energy/Boston Edison.

John W. Wood Jr. joined the Company as President in April 2003, was appointed Chief Executive Officer in August 2003, and was elected a director of the Company in January 2004. Mr. Wood was self-employed as a consultant from 2001 to 2003. He served as President of Peek Ltd., a developer and supplier of electronics for traffic and transport and a division of Thermo Electron Corporation, from 1998 to 2001, and as a Senior Vice President of Thermo Electron Corporation, a developer and manufacturer of high-tech instruments in the life sciences and other industries, from 1995 to 1998. Prior to that he served for a number of years as President and Chief Executive Officer of Thermedics, a subsidiary of Thermo Electron Corporation and a manufacturer of detection instruments for security and quality assurance applications and biomedical materials and products.

Edmund F. Becker, Jr. was appointed by the Board of Directors as Analogic's Executive Vice President and Chief Operating Officer in November 2005. Dr. Becker has been an employee of Analogic since 1977. Serving many years as Vice President and General Manager of the Medical Imaging Components Division, Dr. Becker headed Analogic's medical imaging subsystems business as Analogic developed into the world's leading supplier of subsystems to original equipment manufacturers in the emerging field of diagnostic medical imaging. For the past sixteen months, Dr. Becker has helped oversee Analogic's divisional operations.

John J. Millerick joined the Company as Senior Vice President, Chief Financial Officer, and Treasurer in January 2000. Mr. Millerick was previously Senior Vice President and Chief Financial Officer of CalComp Technology, Inc., a manufacturer of computer technology and peripherals, from 1996 to 1999. Prior to CalComp Technology, Inc., Mr. Millerick was Vice President-Finance of the Personal Computer Unit of Digital Equipment Corporation, a computer manufacturer, from 1994 to 1995. Before joining Digital Equipment Corporation, Mr. Millerick served in several management positions at Wang Laboratories, leaving as Vice President-Corporate Controller and Acting Chief Financial Officer.

Alex A. Van Adzin joined the Company as Vice President, General Counsel, and Secretary in October 2003. Mr. Van Adzin was engaged in private legal practice from 2002 to October 2003. Mr. Van Adzin was Senior Vice President, General Counsel, and Secretary at ManagedComp, Inc., a managed care workers' compensation company, from 2001 to 2002. Prior to that, he was Corporate Counsel at the Liberty Mutual Group, a diversified financial services company, from 1996 to 2001. Before joining Liberty Mutual Group, Mr. Van Adzin was Vice President and Corporate Counsel at Abex Inc., a diversified aerospace and automotive products company, from 1990 to 1995.

Donald B. Melson joined the Company as Vice President and Corporate Controller in March 2006. Mr. Melson was previously Vice President and Corporate Controller of Millipore Corporation, a publicly-held global manufacturer of products and services for biopharmaceutical manufacturing and life science laboratories, from 2000 to 2006. Prior to this position, Mr. Melson held a number of financial management positions in Millipore Corporation and W. R. Grace & Co.

**Section 16(a) Beneficial Ownership Reporting Compliance**

Section 16(a) of the Exchange Act requires the Company's directors, executive officers and holders of more than 10% of a registered class of its equity securities to file with the SEC initial reports of ownership of the Company equity securities on a Form 3 and reports of changes in such ownership on a Form 4 or Form 5. Officers, directors and 10% shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on its review of copies of such filings by our directors and executive officers and 10% shareholders or written representation from certain of those persons, the Company believes that all filings required to be made by those persons during the fiscal year ended July 31, 2006 were timely made, except that Lothar Koob, the Company's former Vice President of Medical Computed Tomography, who left the employment of the Company on June 16, 2006, was 18 business days late in filing a Form 4 to report the acquisition of 1,743 shares on January 27, 2006.

**Audit Committee**

The Company has an audit committee that was established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee of the Board of Director's (the Audit Committee) are James J. Judge, Chairman, Bruce W. Steinhauer, Edward F. Voboril, and Gerald L. Wilson. The Board of Directors has determined that all of the members of the Audit Committee are independent as defined under applicable NASDAQ rules and Rule 10A-3 under the Exchange Act.

**Audit Committee Financial Expert**

The Company has determined that it has at least one "audit committee financial expert" (as defined in Item 401(h)(2) of Regulation S-K) on the Audit Committee of the Board of Directors, James J. Judge. Mr. Judge is "independent" as defined in Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act.

**Code of Ethics**

The Company has adopted a code of ethics within the meaning of Item 406 of Regulation S-K. A copy of the Company's Code of Ethics may be obtained without charge upon written request to: Analogic Corporation, 8 Centennial Drive, Peabody, Massachusetts 01960, Attn: Secretary.

**Recommendation of Nominees to Board of Directors**

There have been no material changes to the procedures by which security holders may recommend nominees to the Company's Board of Directors since the publication of those procedures in the Company's Proxy Statement dated December 22, 2005 for its 2006 Annual Meeting of Stockholders.

## Item 11. *Executive Compensation*

**Executive Compensation**

### SUMMARY COMPENSATION TABLE

The following table sets forth certain compensation information for each person who served as Chief Executive Officer during fiscal 2006 and each of the other executive officers of the Company in fiscal 2006 (collectively the "Named Executive Officers") for services rendered in all capacities for the last three fiscal years.

| | | Annual Compensation | | | Long-Term Compensation | | |
|---|---|---|---|---|---|---|---|
| **Name and Principal Position** | **Fiscal Year** | **Salary** | **Bonuses** | **Total Annual Compensation** | **Restricted Stock Awards (A)(B)** | **Securities Underlying Options (C)** | **All Other Compensation (D)** |
| John W. Wood Jr. | 2006 | $406,000 | — | $406,000 | — | — | $2,180 |
| President and Chief | 2005 | 406,000 | — | 406,000 | — | — | 900 |
| Executive Officer | 2004 | 406,000 | $150,000 | 556,000 | — | — | — |
| Edmund F. Becker, Jr. (1) | 2006 | $301,323 | $ 15,000 | $316,323 | — | — | $2,555 |
| Executive Vice President | 2005 | 154,289 | 40,000 | 194,289 | — | 3,000 | 125 |
| and Chief Operating Officer | 2004 | 194,808 | 10,000 | 204,808 | $139,600 | — | 4,624 |
| John J. Millerick | 2006 | $250,000 | $ 30,000 | $280,000 | — | — | $2,292 |
| Senior Vice President, | 2005 | 250,000 | 55,000 | 305,000 | — | — | 900 |
| Chief Financial Officer, and Treasurer | 2004 | 253,500 | 25,000 | 278,500 | $279,200 | — | 3,700 |
| Alex A. Van Adzin (2) | 2006 | $190,000 | $ 20,000 | $210,000 | — | — | $2,104 |
| Vice President, General | 2005 | 190,000 | 55,000 | 245,000 | $ 82,640 | 2,000 | 600 |
| Counsel, and Secretary | 2004 | 146,200 | — | 146,200 | 209,400 | 5,000 | — |
| Donald B. Melson (3) | 2006 | $ 76,923 | — | $ 76,923 | — | — | — |
| Vice President and Corporate Controller | | | | | | | |

Notes to Summary Compensation Table

(1) Dr. Edmund F. Becker, Jr. was appointed Executive Vice President and Chief Operating Officer in November 2005.

(2) Mr. Van Adzin joined the Company as Vice President, General Counsel, and Secretary in October 2003.

(3) Mr. Melson joined the Company as Vice President and Corporate Controller in March 2006.

(A) Represents stock grants under the Company's Key Employee Stock Bonus Plans, pursuant to which Common Stock of the Company may be granted to key employees to encourage them to exert their best efforts on behalf of the Company. Each recipient of a grant pursuant to the Bonus Plan is required to execute a non-competition agreement in a form satisfactory to the Company. The Bonus Plan is administered by a committee appointed by the Board of Directors consisting of the Chairman of the Board and three other Directors who are not eligible to participate in the Bonus Plan. Generally, the Common Stock granted pursuant to the Bonus Plan is not transferable for a period of three years from the date of the grant and is subject to a risk of forfeiture in the event that the recipient leaves the employ of the Company during this period for any reason. Generally, the transfer restrictions lapse in four equal annual installments beginning on the third anniversary of the date of grant, provided that the recipient remains in the employ of the Company. Failure to remain in the Company's employ during all of the subsequent three-year period will result in a forfeiture of shares as to which restrictions on disposition still exist. The Common Stock granted pursuant to the Bonus Plan is held in escrow by the Company until such restrictions on disposition lapse. However, while in escrow, the recipient has the right to vote such shares of Common Stock and to receive any cash dividends thereon. The Board of Directors, acting upon the recommendation of the Stock Bonus Plan Committee, may at the time of grant designate a different schedule upon which the transfer restrictions lapse.

(B) The following table reflects shares of Common Stock granted pursuant to Bonus Plan as to which transfer restrictions had not yet lapsed as of July 31, 2006.

| | Shares | Market Value at July 31, 2006 |
|---|---|---|
| John W. Wood Jr. | 20,000 | $914,800 |
| Edmund F. Becker, Jr. | 3,749 | 171,479 |
| John J. Millerick | 7,499 | 343,004 |
| Alex A. Van Adzin | 7,000 | 320,180 |
| Donald B. Melson | — | — |

(C) Represents options granted pursuant to the Key Employee Incentive Stock Option Plan dated June 11, 1998, as amended on October 12, 2000 and November 16, 2001.

(D) Represents profit sharing distribution.

**Stock Option Grants in Last Fiscal Year**

No grants of options to purchase the Company's Common Stock were made during fiscal 2006 to any of the Named Executive Officers.

**Stock Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values**

The following table sets forth certain information regarding stock options exercised during fiscal 2006 and held by Named Executive Officers as of July 31, 2006.

| | Number of Shared Acquired on Exercise | Value Realized | Number of Securities Underlying Unexercised Options at Fiscal Year End | | Value of Unexercised In-the-Money Options at Fiscal Year End (1) | |
|---|---|---|---|---|---|---|
| | | | Exercisable | Unexercisable | Exercisable | Unexercisable |
| John W. Wood Jr. | 4,254 | $ 72,318 | 3,246 | 7,500 | — | — |
| Edmund F. Becker, Jr. | — | — | 3,000 | 3,000 | $7,845 | $13,260 |
| John J. Millerick | 10,000 | $226,828 | — | — | — | — |
| Alex A. Van Adzin | — | — | 1,250 | 5,750 | 3,638 | 19,753 |
| Donald B. Melson | — | — | — | — | — | — |

(1) The value of in-the-money options at year-end represents the aggregate difference between the option exercise price and the market value of the common stock at July 31, 2006. "In-the-money" options are options whose exercise price was less than $45.74, the closing price of the Common Stock on July 31, 2006.

**Compensation of Directors**

The Chairman of the Board is entitled to receive a monthly fee of $5,000. Each director who is not an employee of the Company is entitled to an annual fee of $15,000. In addition, each director of the Company who is not an employee of the Company is entitled to a fee of $1,500 per meeting for each meeting of the Company's Board of Directors (the Board) or any Board committee attended in person, or a fee of $1,000 per meeting for each meeting of the Board or any Board committee attended by telephone, together with reimbursement of travel expenses under certain circumstances. In addition, each director who serves as a chairman of a Board committee and is not an employee of the Company is entitled to an annual fee of $3,000.

During fiscal 2006, the Company paid to M. Ross Brown, a director of the Company, a total of $40,000 in consulting fees for services rendered in connection with certain operational matters.

In June 1996, the Board of Directors adopted and the stockholders approved at the January 1997 Annual Meeting of Stockholders, the 1997 Non-Qualified Stock Option Plan for non-employee directors, as amended by the Board on December 8, 2003 and approved by the stockholders at the January 2004 Annual Meeting (the "1997 Plan"). Pursuant to the 1997 Plan, options to purchase 150,000 shares of Common Stock may be granted only to directors of the Company or any subsidiary who are not employees of the Company or any subsidiary. The exercise price of options granted under the 1997 Plan is the fair market value of the Common Stock on the date of grant. The 1997 Plan provides that each new non-employee director who is elected to the Board shall be granted an option to acquire 5,000 shares, effective as of the date he or she is first elected to the Board.

Every four (4) years from the date on which a non-employee director was last granted a non-employee director option, that non-employee director shall be granted an option to acquire 5,000 shares, effective as of the date of that fourth anniversary.

Options granted under the 1997 Plan become exercisable in three equal annual installments on each of the first three anniversaries of the date of grant, and expire ten (10) years after the date of grant. No grants of options to purchase the Company's Common Stock were made during fiscal 2006 under the 1977 Plan to any of the directors.

The 1997 Plan is administered by members of the Company's Board of Directors.

**Compensation Committee Interlocks and Insider Participation**

The members of the Compensation Committee of the Company's Board of Directors during fiscal 2006 were Dr. Wilson, Chairman, Dr. Modic, Mr. Tarello, Dr. Steinhauer and Mr. Voboril. Mr. Tarello was an officer of the Company from 1971 to 1999. No executive officer of the Company has served as a director or member of the Compensation Committee of any other company whose executive officers serve as a member of the Company's Board or the Compensation Committee.

## Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The following table sets forth information as to all persons (including any "group", as defined in section 13(d)(3) of the Exchange Act) known by the Company to have owned beneficially 5% or more of its Common Stock, as of August 31, 2006:

| Name and Address | Amount and Nature of Beneficial Ownership | Percent of Class |
|---|---|---|
| T. Rowe Price Associates, Inc.<br>100 East Pratt Street<br>Baltimore, MD 21202-1009 | 1,146,680 shares | 8.22% |
| Dimensional Fund Advisors, Inc.<br>1299 Ocean Avenue 11th Floor<br>Santa Monica, CA 90401-1005 | 741,594 shares | 5.32% |
| Royce & Associates LLC<br>1414 Avenue of the American 9th Floor<br>New York, NY 10019-2578 | 718,403 shares | 5.15% |

The following table sets forth information as to ownership of the Common Stock, by its directors, by each of its Named Executive Officers, and by all directors and current executive officers as a group, as of August 31, 2006:

| Name | Amount (1) | Percentage of class |
|---|---|---|
| Bernard M. Gordon | 22,234 shares(2) | * |
| John W. Wood Jr. | 52,500 shares(3) | * |
| Edmund F. Becker Jr. | 12,837 shares(4) | * |
| John A. Tarello | 8,334 shares(5) | * |
| M. Ross Brown | 3,334 shares(6) | * |
| Edward F. Voboril | 8,334 shares(7) | * |
| Gerald L. Wilson | 6,334 shares(8) | * |
| Bruce W. Steinhauer | 12,334 shares(9) | * |
| Michael T. Modic | 6,667 shares(10) | * |
| James J. Judge | 1,667 shares(11) | * |
| John J. Millerick | 9,214 shares(12) | * |
| Alex A. Van Adzin | 10,000 shares(13) | * |
| Donald B. Melson | -0- shares | * |
| All directors and current executive officers as a group (13 persons) | 130,881 shares(14) | * |

* Represents less than 1% ownership

(1) The amounts shown are based upon information furnished by the individual directors and officers. Unless otherwise noted, the beneficial owners have sole voting and investment power with respect to the shares listed.

(2) Mr. Gordon serves as Co-Trustee of the Bernard Gordon Charitable Remainder Unitrust (the "Trust"). The Trustees have full power to vote or dispose of the shares held by the Trust. Upon the death of Mr. Gordon, all of the assets of the Trust, in general, will be distributed to the Gordon Foundation, a Section 501(c)(3) trust formed by Mr. Gordon with its principal office located at 14 Electronics Ave., Danvers, Massachusetts. The total shares reported above include 6,000 shares owned by the Trust, 12,900 shares owned by The Gordon foundation; and 3,334 shares issuable upon exercise of options exercisable within 60 days of August 31, 2006.

(3) Includes 20,000 shares of restricted stock and 3,246 shares issuable upon exercise of options exercisable within 60 days of August 31, 2006.

(4) Includes 3,750 shares issuable upon exercise of options exercisable within 60 days of August 31, 2006.

(5) Includes 8,334 shares issuable upon exercise of options exercisable within 60 days of August 31, 2006.

(6) Includes 3,334 shares issuable upon exercise of options exercisable within 60 days of August 31, 2006.

(7) Includes 8,334 shares issuable upon exercise of options exercisable within 60 days of August 31, 2006.

(8) Includes 3,334 shares issuable upon exercise of options exercisable within 60 days of August 31, 2006.

(9) Includes 8,334 shares issuable upon exercise of options exercisable within 60 days of August 31, 2006.

(10) Includes 6,667 shares issuable upon exercise of options exercisable within 60 days of August 31, 2006.

(11) Includes 1,667 shares issuable upon exercise of options exercisable within 60 days of August 31, 2006.

(12) Includes of -0- shares issuable upon exercise of options exercisable within 60 days of August 31, 2006 and 7,499 shares of restricted stock.

(13) Includes 3,000 shares issuable upon exercise of options exercisable within 60 days of August 31, 2006 and 7,000 shares of restricted stock.

(14) Includes 51,667 shares issuable upon exercise of options exercisable within 60 days of August 31, 2006.

The following table provides information about the shares of Common Stock authorized for issuance under the Company's equity compensation plans as of July 31, 2006:

**Equity Compensation Plan Information**

| Plan Category | (a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights | (b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights | (c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 425,747 | $43.04 | 895,513(1) |
| Equity compensation plans not approved by security holders | 0 | NA | 0 |
| Total | 425,747 | $43.04 | 895,513(1) |

(1) Includes 488,313 shares issuable under the Company's Employee Stock Purchase Plan in connection with current and future offering periods under that plan.

### Item 13. *Certain Relationships and Related Transactions*

During fiscal 2006 the Company received approximately $59,000 from Neurologica Corporation, of which Bernard M. Gordon, a member of the Board, is the Chief Executive Officer, primarily related to certain contract manufacturing activities.

### Item 14. *Principal Accountant Fees and Services*

The following table summarizes the fees billed to the Company by its independent registered public accounting firm:

| | Fiscal 2006 (In Thousands) | Fiscal 2005 (In Thousands) |
|---|---|---|
| Audit Fees (a) | $2,533 | $2,550 |
| Audit-Related Fees (b) | 32 | 17 |
| Tax Fees (c) | 170 | 377 |
| All Other Fees | 4 | — |
| | $2,739 | $2,944 |

(a) Fees for audit services billed related to fiscal 2006 consisted substantially of the following:

- Audit of the Company's July 31, 2006 annual financial statements
- Reviews of the Company's quarterly financial statements in fiscal 2006
- Internal control attestation procedures as required by the Sarbanes-Oxley Act of 2002, Section 404

Fees for audit services billed related to fiscal 2005 consisted substantially of the following:

- Audit of the Company's July 31, 2005 annual financial statements
- Reviews of the Company's quarterly financial statements in fiscal 2005
- Internal control attestation procedures as required by the Sarbanes-Oxley Act of 2002, Section 404

(b) Fees for audit-related services billed related to fiscal 2006 and 2005 consisted of the following:

- Filing of SEC Forms S-8 and 8-K.

(c) Fees for tax services billed in fiscal 2006 and fiscal 2005 consisted substantially of the following:

- U.S. and foreign tax compliance
- Tax planning and advice services relating to international restructuring plan

The fees related to the services above were approved by the Audit Committee.

The Audit Committee has adopted a policy in its charter to pre-approve all services (audit and non-audit) to be provided to the Company by its independent registered public accounting firm, except that de minimis non-audit services may be approved in accordance with applicable SEC rules, including paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. In considering the nature of the services provided by the independent registered public accounting firm, during fiscal 2006 and fiscal 2005 the Audit Committee determined that such services are compatible with the provision of independent audit services. The Audit Committee discussed these services with Company management and the independent registered public accounting firm to determine that they were permitted under the rules and regulations concerning auditor independence promulgated by the SEC and the American Institute of Certified Public Accountants. None of the services above were approved by the Audit Committee pursuant to the exception set fourth in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

## PART IV

**Item 15.** ***Exhibits and Financial Statement Schedules***

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**ANALOGIC CORPORATION**

By /s/ JOHN W. WOOD JR.

**John W. Wood Jr.**

***President and Chief Executive Officer***

Date: October 16, 2006

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Name | Title | Date |
|---|---|---|
| /s/ JOHN W. WOOD JR.<br>**John W. Wood Jr.** | President and Chief Executive Officer (Principal Executive Officer) and Director | October 16, 2006 |
| /s/ JOHN J. MILLERICK<br>**John J. Millerick** | Senior Vice President, Chief Financial Officer, and Treasurer (Principal Financial Officer) | October 16, 2006 |
| /s/ JOHN A. TARELLO<br>**John A. Tarello** | Chairman of the Board | October 16, 2006 |
| /s/ M. ROSS BROWN<br>**M. Ross Brown** | Director | October 16, 2006 |
| /s/ BERNARD M. GORDON<br>**Bernard M. Gordon** | Director | October 16, 2006 |
| /s/ JAMES J. JUDGE<br>**James J. Judge** | Director | October 16, 2006 |
| /s/ MICHAEL T. MODIC<br>**Michael T. Modic** | Director | October 16, 2006 |
| /s/ BRUCE W. STEINHAUER<br>**Bruce W. Steinhauer** | Director | October 16, 2006 |
| /s/ EDWARD F. VOBORIL<br>**Edward F. Voboril** | Director | October 16, 2006 |
| /s/ GERALD L. WILSON<br>**Gerald L. Wilson** | Director | October 16, 2006 |

**Management's Annual Report on Internal Control over Financial Reporting**

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934). A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the interim or annual consolidated financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management, with the participation of its chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of July 31, 2006 based on the framework in *Internal Control Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company's management concluded that, as of July 31, 2006, the Company's internal control over financial reporting was effective based on those criteria.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of July 31, 2006, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors and Stockholders of Analogic Corporation:

We have completed integrated audits of Analogic Corporation's 2006 and 2005 consolidated financial statements and of its internal control over financial reporting as of July 31, 2006 and an audit of its 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

*Consolidated Financial statements and financial statement schedule*

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1), present fairly, in all material respects, the financial position of Analogic Corporation and its subsidiaries at July 31, 2006 and July 31, 2005, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in fiscal 2006.

*Internal control over financial reporting*

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing on page 40, that the Company maintained effective internal control over financial reporting as of July 31, 2006 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of July 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
Boston, Massachusetts
October 16, 2006

## ANALOGIC CORPORATION

## CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

| | July 31, 2006 | July 31, 2005 |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $252,407 | $208,116 |
| Marketable securities, at fair value | 5,830 | 12,338 |
| Accounts and notes receivable, net of allowance for doubtful accounts of $1,017 in 2006, and $1,973 in 2005 | 52,075 | 50,253 |
| Accounts receivable from affiliate, net | 37 | 725 |
| Inventories | 58,943 | 64,290 |
| Refundable and deferred income taxes | 14,825 | 11,657 |
| Other current assets | 6,718 | 7,343 |
| Current assets of discontinued operations (Note 2) | — | 41,939 |
| Total current assets | 390,835 | 396,661 |
| Property, plant and equipment, net | 81,853 | 79,442 |
| Investments in and advances to affiliated companies | 917 | 983 |
| Capitalized software, net | 2,670 | 8,463 |
| Intangible assets, net | 2,068 | 3,688 |
| Other assets | 4,505 | 5,579 |
| Deferred income taxes | 5,797 | 1,889 |
| Total Assets | $488,645 | $496,705 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Accounts payable, trade | $ 17,372 | $ 20,359 |
| Accrued liabilities | 24,111 | 20,276 |
| Advanced payments and deferred revenue | 9,386 | 14,387 |
| Accrued income taxes | 5,011 | 11,167 |
| Current liabilities of discontinued operations (Note 2) | — | 30,445 |
| Total current liabilities | 55,880 | 96,634 |
| Long-term liabilities: | | |
| Deferred income taxes | 840 | 914 |
| Total long-term liabilities | 840 | 914 |
| Commitments and guarantees (Note 12) | | |
| Stockholders' equity: | | |
| Common stock, $.05 par value; 30,000,000 shares authorized; 13,945,802 shares issued and outstanding as of July 31, 2006; 13,804,064 shares issued and outstanding as of July 31, 2005 | 697 | 691 |
| Capital in excess of par value | 60,572 | 47,081 |
| Retained earnings | 364,697 | 348,499 |
| Accumulated other comprehensive income | 5,959 | 2,886 |
| Total stockholders' equity | 431,925 | 399,157 |
| Total Liabilities and Stockholders' Equity | $488,645 | $496,705 |

The accompanying notes are an integral part of these consolidated financial statements

## ANALOGIC CORPORATION

## CONSOLIDATED STATEMENTS OF OPERATIONS
## (In thousands, except per share data)

| | Years Ended July 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Net revenue: | | | |
| Product | $323,486 | $298,157 | $275,777 |
| Engineering | 17,859 | 19,168 | 20,081 |
| Other | 10,100 | 9,154 | 8,347 |
| Total net revenue | 351,445 | 326,479 | 304,205 |
| Cost of sales: | | | |
| Product | 197,605 | 181,164 | 166,598 |
| Engineering | 19,963 | 16,659 | 13,487 |
| Other | 5,381 | 5,266 | 4,863 |
| Asset impairment charges | 7,361 | — | — |
| Total cost of sales | 230,310 | 203,089 | 184,948 |
| Gross margin | 121,135 | 123,390 | 119,257 |
| Operating expenses: | | | |
| Research and product development | 51,790 | 50,470 | 50,005 |
| Selling and marketing | 29,242 | 29,168 | 26,640 |
| General and administrative | 37,837 | 39,549 | 35,149 |
| Restructuring and asset impairment charges | 7,515 | 3,000 | — |
| Total operating expenses | 126,384 | 122,187 | 111,794 |
| Income (loss) from operations | (5,249) | 1,203 | 7,463 |
| Other (income) expense: | | | |
| Interest income | (10,223) | (5,243) | (3,662) |
| Interest expense | 68 | 26 | 217 |
| Equity (gain) loss in unconsolidated affiliates | 787 | (283) | (638) |
| Gain on sale of marketable securities | — | (43,829) | — |
| Other | (14) | (51) | 154 |
| Total other (income) expense | (9,382) | (49,380) | (3,929) |
| Income from continuing operations before income taxes and cumulative effect of change in accounting principle | 4,133 | 50,583 | 11,392 |
| Provision (benefit) for income taxes | (467) | 15,924 | 1,237 |
| Income from continuing operations before discontinued operations and cumulative effect of change in accounting principle | 4,600 | 34,659 | 10,155 |
| Income (loss) from discontinued operations (net of income tax provision of $146, a tax benefit of $1,515 and a tax provision of $510 for the fiscal years ended July 31, 2006, 2005 and 2004 respectively | 139 | (5,797) | (1,801) |
| Gain on disposal of discontinued operations (net of income tax of $8,885) | 20,207 | — | — |
| Cumulative effect of change in accounting principle (net of income tax of $61) | 120 | — | — |
| Net income | $ 25,066 | $ 28,862 | $ 8,354 |
| Basic earnings (loss) per share: | | | |
| Income from continuing operations | $ 0.34 | $ 2.55 | $ 0.75 |
| Income (loss) from discontinued operations, net of tax | 0.01 | (0.42) | (0.13) |
| Gain on disposal of discontinued operations, net of tax | 1.47 | — | — |
| Cumulative effect of change in accounting principle, net of tax | 0.01 | — | — |
| Net income | $ 1.83 | $ 2.13 | $ 0.62 |
| Diluted earnings (loss) per share: | | | |
| Income from continuing operations | $ 0.33 | $ 2.54 | $ 0.75 |
| Income (loss) from discontinued operations, net of tax | 0.01 | (0.42) | (0.13) |
| Gain on disposal of discontinued operations, net of tax | 1.46 | — | — |
| Cumulative effect of change in accounting principle, net of tax | 0.01 | — | — |
| Net income | $ 1.81 | $ 2.12 | $ 0.62 |
| Weighted average shares outstanding: | | | |
| Basic | 13,704 | 13,566 | 13,463 |
| Diluted | 13,853 | 13,619 | 13,519 |

The accompanying notes are an integral part of these consolidated financial statements.

## ANALOGIC CORPORATION
## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
### Years Ended July 31, 2006, 2005, 2004
### (In thousands, except share data)

| | Common Stock | | Capital in Excess of Par Value | Retained Earnings | Accumulated Other Comprehensive Income | Total Stockholders' Equity |
|---|---|---|---|---|---|---|
| | Shares | Amount | | | | |
| Balance, July 31, 2003 | 13,490,880 | $675 | $34,801 | $320,013 | $ 601 | $356,090 |
| Shares issued for: | | | | | | |
| Stock options | 95,507 | 5 | 3,393 | | | 3,398 |
| Restricted stock grants, net of cancellations | 64,666 | 3 | 3 | | | 6 |
| Stock purchase plan | 15,739 | 1 | 536 | | | 537 |
| Tax benefit of share based compensation | | | 166 | | | 166 |
| Amortization of unearned compensation | | | 1,652 | | | 1,652 |
| Dividends paid ($0.32 per share) | | | | (4,342) | | (4,342) |
| Comprehensive income: | | | | | | |
| Net income for the year | | | | 8,354 | | 8,354 |
| Translation adjustments (net of tax of $228) | | | | | 1,851 | 1,851 |
| Change in unrealized marketable securities gains and losses (net of tax of $357) | | | | | (545) | (545) |
| Total Comprehensive Income | | | | | | 9,660 |
| Balance, July 31, 2004 | 13,666,792 | 684 | 40,551 | 324,025 | 1,907 | 367,167 |
| Shares issued for: | | | | | | |
| Stock options | 102,350 | 5 | 3,769 | | | 3,774 |
| Restricted stock grants, net of cancellations | 21,554 | 1 | (2) | | | (1) |
| Stock purchase plan | 13,368 | 1 | 465 | | | 466 |
| Tax benefit of share based compensation | | | 383 | | | 383 |
| Amortization of unearned compensation | | | 1,915 | | | 1,915 |
| Dividends paid ($0.32 per share) | | | | (4,388) | | (4,388) |
| Comprehensive income: | | | | | | |
| Net income for the year | | | | 28,862 | | 28,862 |
| Translation adjustments (net of tax of $1,039) | | | | | 1,278 | 1,278 |
| Change in unrealized marketable securities gains and losses (net of tax of $196) | | | | | (299) | (299) |
| Total Comprehensive Income | | | | | | 29,841 |
| Balance, July 31, 2005 | 13,804,064 | 691 | 47,081 | 348,499 | 2,886 | 399,157 |
| Shares issued for: | | | | | | |
| Stock options | 220,627 | 10 | 8,762 | | | 8,772 |
| Restricted stock grants, net of cancellations | (9,979) | | (182) | | | (182) |
| Stock purchase plan | 11,090 | | 450 | | | 450 |
| Tax benefit of share based compensation | | | 1,431 | | | 1,431 |
| Shared-based compensation expense | | | 3,494 | | | 3,494 |
| Repurchase of common stock | (80,000) | (4) | (283) | (3,596) | | (3,883) |
| Dividends paid ($0.38 per share) | | | | (5,272) | | (5,272) |
| Cumulative effect of a change in accounting principle: | | | (181) | | | (181) |
| Comprehensive income: | | | | | | |
| Net income for the year | | | | 25,066 | | 25,066 |
| Translation adjustments (net of tax of $476) | | | | | 3,172 | 3,172 |
| Change in unrealized marketable securities gains and losses (net of tax of $12) | | | | | (99) | (99) |
| Total Comprehensive Income | | | | | | 28,139 |
| Balance, July 31, 2006 | 13,945,802 | $697 | $60,572 | $364,697 | $5,959 | $431,925 |

The accompanying notes are an integral part of these consolidated financial statements

## ANALOGIC CORPORATION

## CONSOLIDATED STATEMENTS OF CASH FLOWS

**(In thousands)**

| | Years Ended July 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| **OPERATING ACTIVITIES:** | | | |
| Net income | $ 25,066 | $ 28,862 | $ 8,354 |
| Less: | | | |
| Income (loss) from discontinued operations | 139 | (5,797) | (1,801) |
| Gain on disposal of discontinued operations | 20,207 | — | — |
| Income from continuing operations and cumulative effect of change in accounting principle | 4,720 | 34,659 | 10,155 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Deferred income taxes | (7,405) | (5,671) | (807) |
| Depreciation and amortization | 16,356 | 16,656 | 17,249 |
| Cumulative effect of change on accounting principle | (120) | — | — |
| Allowance for doubtful accounts and notes receivables | 116 | 432 | 110 |
| Gain (loss) on sale of property, plant and equipment | (14) | 95 | 421 |
| Equity (gain) loss in unconsolidated affiliates | 787 | (283) | (638) |
| Equity loss in unconsolidated affiliates classified as research and product development expense | — | 759 | 3,386 |
| Restructuring and asset impairment charges | 14,876 | 3,000 | |
| Gain on sale of Cedara investment | — | (43,829) | — |
| Share-based compensation expense | 3,494 | 1,915 | 1,652 |
| Excess tax benefit from share-based compensation | (363) | — | — |
| Net changes in operating assets and liabilities (Note 18) | (19,931) | (717) | (1,277) |
| NET CASH PROVIDED BY CONTINUING OPERATIONS | 12,516 | 7,016 | 30,251 |
| NET CASH PROVIDED BY DISCONTINUED OPERATIONS | 1,465 | 6,287 | 2,941 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | 13,981 | 13,303 | 33,192 |
| **INVESTING ACTIVITIES:** | | | |
| Investments in and advances to affiliated companies | (1,274) | (2,326) | (19) |
| Proceeds from the sale of Cedara investment | — | 50,752 | — |
| Proceeds from the sale of Camtronics | 38,906 | — | — |
| Additions to property, plant and equipment | (13,692) | (10,149) | (20,726) |
| Capitalized software | (1,109) | (3,530) | (3,596) |
| Proceeds from sale of property, plant and equipment | 276 | 120 | 116 |
| Maturities of marketable securities | 6,345 | 14,255 | 13,165 |
| NET CASH PROVIDED BY CONTINUING OPERATIONS | 29,452 | 49,122 | (11,060) |
| NET CASH USED FOR DISCONTINUED OPERATIONS | — | (2,477) | (4,118) |
| NET CASH PROVIDED BY INVESTING ACTIVITIES | 29,452 | 46,645 | (15,178) |
| **FINANCING ACTIVITIES:** | | | |
| Payments of debt obligations | — | — | (4,841) |
| Issuance of stock pursuant to exercise of stock options and employee stock purchase plan | 9,040 | 4,239 | 3,941 |
| Excess tax benefit from share-based compensation | 363 | — | — |
| Purchase of common stock | (3,883) | — | — |
| Dividends paid to shareholders | (5,272) | (4,388) | (4,342) |
| NET CASH PROVIDED BY (USED FOR) CONTINUING OPERATIONS | 248 | (149) | (5,242) |
| NET CASH USED FOR DISCONTINUED OPERATIONS | — | (743) | (259) |
| NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES | 248 | (892) | (5,501) |
| EFFECT OF EXCHANGE RATE CHANGES ON CASH OF CONTINUING OPERATIONS | 610 | (472) | 232 |
| EFFECT OF EXCHANGE RATE CHANGES ON CASH OF DISCONTINUED OPERATIONS | — | (17) | (2) |
| | 610 | (489) | 230 |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | 44,291 | 58,567 | 12,743 |
| CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR | 208,116 | 149,549 | 136,806 |
| CASH AND CASH EQUIVALENTS, END OF YEAR | $252,407 | $208,116 | $149,549 |
| Cash paid during the year for: | | | |
| Income taxes, net | $ 18,631 | $ 13,033 | $ 2,821 |
| Interest | 68 | 26 | 217 |

The accompanying notes are an integral part of these consolidated financial statements.

ANALOGIC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except share and per share data)

**1. Summary of business operations and significant accounting policies:**

***Business operations:***

Analogic Corporation was incorporated in the Commonwealth of Massachusetts in November 1967. Analogic Corporation and its subsidiaries ("Analogic" or the "Company") are engaged primarily in the design, manufacture and sale of high technology, high performance, high-precision data acquisition, signal processing instruments and systems to customers that manufacture products for medical and industrial use. Analogic is a designer and manufacturer of advanced health and security systems and subsystems sold primarily to Original Equipment Manufacture's ("OEMs"). Analogic's principal customers are OEMs that incorporate Analogic's products into systems used in health and security applications. Several of Analogic's subsidiaries and divisions sell products under their own names directly to niche end-user markets.

**Significant accounting policies:**

***(a) Principles of consolidation:***

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. Investments in companies in which ownership interests range from 20 to 50 percent and the Company exercises significant influence over operating and financial policies are accounted for using the equity method. Other investments are accounted for using the cost method. On November 1, 2005, the Company sold its wholly owned subsidiary Camtronics. This business has been reported as a discontinued operation in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets,"* and all periods presented have been restated accordingly to reflect these operations as discontinued. All intercompany accounts and transactions have been eliminated.

***(b) Basis of presentation:***

Certain prior years' financial statement items have been reclassified to conform to the current year's presentation. These reclassifications did not impact net income.

***(c) Inventories:***

The Company values inventory at the lower of cost or market using the first-in, first-out (FIFO) method. Management assesses the recoverability of inventory based on types and levels of inventory held, product life cycle, and changes in technology. A variety of methodologies are used to determine the amount of inventory write-downs necessary for excess and obsolete inventory. The write-downs are based upon the age of the inventory, lower of cost or market, along with other significant management judgments concerning future demands for the inventory. Once recorded, inventory valuation provisions are not subsequently reversed, until the inventory is used or disposed of.

***(d) Property, plant and equipment:***

Property, plant and equipment is recorded at cost and depreciated using the straight-line method over their estimated useful lives. Assets under capital leases and leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the respective leases or the life of the improvements. Upon retirement or disposal, the cost of the asset disposed of and the related accumulated depreciation are removed from the accounts and any gain or loss is reflected in the Company's Statements of Operations. Expenditures for maintenance and repairs are charged to expense when incurred while the costs of significant improvements, which extend the life of the underlying asset, are capitalized.

The annual provisions for depreciation and amortization have been computed in accordance with the following ranges of estimated useful lives:

| | |
|---|---|
| Buildings | 35 to 40 years |
| Manufacturing equipment | 4 to 7 years |
| Furniture, fixtures and computer equipment | 3 to 8 years |
| Leasehold improvements | shorter of useful life or the lease term |
| Motor vehicles | 3 to 5 years |

The Company reviews property, plant, and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amount to the future undiscounted cash flows the assets are expected to generate over their remaining economic lives. If such assets are considered to be impaired, the impairment to be recognized in earnings equals the amount by which the carrying value of the assets exceeds their fair market value determined by either a quoted market price, if any, or a value determined by utilizing a discounted cash flow technique. If such assets are not impaired, but their useful lives have decreased, the remaining net book value is amortized over the revised useful life.

Property, plant and equipment consisted of the following:

| | July 31, 2006 | July 31, 2005 |
|---|---|---|
| Property, plant and equipment: | | |
| Land and land improvements | $ 6,452 | $ 6,264 |
| Buildings and improvements | 69,235 | 67,762 |
| Leasehold and capital lease improvements | 7,264 | 3,046 |
| Manufacturing equipment | 112,380 | 107,712 |
| Furniture, fixtures and computer equipment | 49,630 | 46,787 |
| Motor vehicles | 1,506 | 1,075 |
| | 246,467 | 232,646 |
| Less accumulated depreciation and amortization | (164,614) | (153,204) |
| | $ 81,853 | $ 79,442 |

Total depreciation of property, plant, and equipment was $11,809, $12,776 and $14,068 for fiscal 2006, 2005 and 2004, respectively. The Company did not capitalize interest in fiscal 2006, 2005 or 2004.

***(e) Revenue recognition and accounts receivable:***

The Company recognizes the majority of its revenue in accordance with SEC Staff Accounting Bulletin ("SAB") No. 104, *"Revenue Recognition in Financial Statements"*. Revenue related to product sales is recognized upon shipment provided that title and risk of loss have passed to the customer, there is persuasive evidence of an arrangement, the sales price is fixed or determinable, collection of the related receivable is reasonably assured and customer acceptance criteria, if any, have been successfully demonstrated. For product sales with acceptance criteria that are not successfully demonstrated prior to shipment, revenue is recognized upon customer acceptance, provided all other revenue recognition criteria have been met. The Company's sales contracts generally provide for the customer to accept title and risk of loss when the product leaves the

Company's facilities. When shipping terms or local laws do not allow for passage of title and risk of loss at the shipping point, the Company defers recognizing revenue until title and risk of loss transfer to the customer. The Company classifies customer invoiced shipping and handling as revenue and shipping and handling costs as cost of sales.

The Company's transactions sometimes involve multiple elements (i.e., systems and services). Revenue under multiple element arrangements is recognized in accordance with Emerging Issues Task Force ("EITF") Issue No. 00-21, *"Accounting for Revenue Arrangements with Multiple Deliverables"*. Under this method, if an element is determined to be a separate unit of accounting, the revenue for the element is based on fair value and determined by vendor objective evidence ("VOE"), and recognized at the time of delivery. If an arrangement includes undelivered elements that are not essential to the functionality of the delivered elements, the Company defers the fair value of the undelivered elements with the residual revenue allocated to the delivered elements. Fair value is determined based upon the price charged when the element is sold separately. If the Company does not have fair value for the undelivered element, it recognizes the revenue upon the the delivery of the undelivered element. Maintenance or service revenues are recognized ratably over the life of the contract.

For business units that sell software licenses or products in which the software is considered more than incidental, the Company recognizes revenue in accordance with the American Institute of Certified Public Accountants ("AICPA")'s Statement of Position 97-2, *"Software Revenue Recognition"* ("SOP 97-2"). The application of SOP 97-2 requires judgment, including whether a software arrangement includes multiple elements, and if so, whether vendor-specific objective evidence ("VSOE") of fair value exists for those elements. License revenue is recognized upon delivery, provided that persuasive evidence of an arrangement exists, no significant obligations with regard to installation or implementation remain, fees are fixed or determinable, collectibility is probable, and customer acceptance, when applicable, is obtained. We allocate revenue first to the fair value of the undelivered elements and allocate the residual revenue to the delivered elements. Hardware and software maintenance is marketed under annual and multi-year arrangements and revenue is typically recognized ratably over the contracted maintenance term.

The Company provides engineering services to some of its customers on a contractual basis and recognizes revenue using the percentage of completion method. The Company estimates the percentage of completion on contracts with a fixed fee arrangement on a monthly basis utilizing costs incurred to date as a percentage of total estimated costs to complete the project. If the Company does not have a sufficient basis to measure progress towards completion, revenue and related costs are deferred and recognized upon completion of the contract. When total cost estimates exceed revenues, the Company accrues for the estimated losses immediately.

Deferred revenue is comprised of 1) maintenance and other service revenues for which payment has been received and for which services have not yet been performed and 2) revenues related to delivered components of a multiple-element arrangement for which VOE, or VSOE, of fair value has not been determined for components not yet delivered or accepted by the customer.

Revenue related to the hotel operations is recognized as services are performed.

The Company grants credit to domestic and foreign original equipment manufacturers, distributors, and end users, and performs ongoing credit evaluations of its customers' financial condition. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon historical experience and any specific customer collection issues that have been identified. If it is determined that a current quarter sale is not collectable, recognition of revenue on such sale will be deferred until collection is made.

***(f) Capitalized software costs:***

Software development costs incurred subsequent to establishing technological feasibility through general release of the software products are capitalized in accordance to SFAS No. 86 *"Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed."* Capitalized costs are amortized on a straight-line basis over the economic lives of the related products, generally three years. These assets are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying value of assets may not be recoverable. Recoverability of these assets is measured by comparison of their carrying value to future undiscounted cash flows the assets are expected to generate over their remaining economic life. If such assets are considered to be impaired, the impairment to be recognized in earnings equals the amount by which the carrying value of the assets exceeds their fair market value determined by either a quoted market price, if any, or a value determined by utilizing a discounted cash flow technique. Amortization expense was $1,157, $857 and $1,293 in fiscal 2006, 2005 and 2004, respectively and is included in product cost of sales. The unamortized balance of capitalized software was $2,670 and $8,463 at July 31, 2006 and 2005, respectively.

***(g) Warranty costs:***

The Company provides for the estimated cost of product warranties at the time products are shipped. Although the Company engages in extensive product quality programs and processes, its warranty obligations are affected by product failure rates and service delivery costs incurred to correct product failures. Should actual product failure rates or service delivery costs differ from the Company's estimates, (which are based on specific warranty claims, historical data, and engineering estimates, where applicable), revisions to the estimated warranty liability would be required. Such revisions could adversely affect the Company's operating results. Generally, the Company warrants that its products will perform in all material respects in accordance with its standard published specifications in effect at the time of delivery of the products to the customer for a period ranging from 12 to 24 months from the date of delivery.

***(h) Research and product development costs:***

Research and product development costs are expensed as incurred and include primarily engineering salaries, stock based compensation, overhead and materials used in connection with research and development projects.

***(i) Income taxes:***

The Company accounts for income taxes under the asset and liability method, which requires recognition of deferred tax assets, subject to valuation allowances, and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of asset and liabilities for financial reporting and income tax purposes. A valuation allowance is established if it is more likely than not that all or a portion of the net deferred tax assets will not be realized. The Company does not provide for U.S. Federal income taxes on undistributed earnings of consolidated foreign subsidiaries as such earnings are intended to be indefinitely reinvested in those operations. For disclosure purposes, calculations of the potential deferred income tax liability on these undistributed earnings is not practicable because such liability, if any, is dependent on circumstances existing if and when remittance occurs.

***(j) Net income per share:***

Basic net income per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted average number of common and diluted common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of stock options and restricted stock.

*(k) Cash and cash equivalents:*

The Company considers all highly liquid investments with a maturity of three months or less at acquisition date to be cash equivalents. Cash and cash equivalents, primarily in short term investments of government agencies discounted notes, amounted to $252,407 and $208,116 at July 31, 2006 and 2005, respectively.

*(l) Concentration of credit risk:*

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, and accounts receivable. The Company maintains a bond investment portfolio of various types and maturities with high credit quality issuers. Cash and cash equivalents not required for working capital purposes are placed in short term investments with original maturities for three months or less. The Company grants credit to domestic and foreign original equipment manufacturers, distributors, and end users, and performs ongoing credit evaluations on its customers' financial condition.

*(m) Marketable securities:*

The Company's marketable securities are categorized as available-for-sale securities, as defined by the SFAS No. 115, *"Accounting for Certain Investments in Debt and Equity Securities."* Unrealized marketable securities gains and losses are reflected as a net amount under the caption of accumulated other comprehensive income within the statement of stockholders' equity. Realized gains and losses are recorded within the statements of operations under the caption other income or expenses. For the purpose of computing realized gains and losses, cost is identified on a specific identification basis.

*(n) New accounting pronouncements:*

In June 2005, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 154, "Accounting Changes and Error Corrections." This statement replaces APB Opinion No. 20, "Accounting Changes," and SFAS No. 3, *"Reporting Accounting Changes in Interim Financial Statements."* The statement applies to all voluntary changes in accounting for and reporting of changes in accounting principles. SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principles unless it is not practical to do so. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted for accounting changes and errors made occurring in fiscal years beginning after May 31, 2005. The adoption of SFAS No. 154 did not have a material impact on the Company's financial position or results of operations.

In November 2005, the FASB issued FASB Staff Position (FSP) No. FAS 115-1, *"The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments."* This FSP nullifies certain requirements of Issue 03-1 and supersedes EITF Topic No. D-44, *"Recognition of Other–Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value."* The FSP establishes the steps required in determining when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. Under this FSP, impairment shall be assessed at the individual security level and the assessment of whether an investment shall be assessed at the individual security level and the assessment of whether an investment is impaired shall be performed in each reporting period. When impairment has been determined to be other than temporary, an impairment loss will be recognized on an impairment loss equal to the difference between the investment's cost and its fair value. The provisions of FSP 115-1 shall be effective for reporting periods beginning after December 15, 2005. The adoption of FSP 115-1 did not have a material impact on the Company's financial position or results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"* which is an interpretation of FASB Statement 109, *"Accounting for Income Taxes."* FIN 48 requires managements to perform a two-step evaluation of all tax positions, ensuring that these tax return positions meet the "more-likely than not" recognition threshold and can be measured with sufficient precision to determine the benefit recognized in the financial statements. These evaluations provide management with a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements certain tax positions that the Company has taken or expects to take on income tax returns. The Company is still evaluating the impact of this pronouncement. FIN 48 is effective for the Company's fiscal year ending July 31, 2008.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (SAB 108). SAB 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. When the effect of initial adoption is material, companies will record the effect as a cumulative effect adjustment to beginning of year retained earnings. The provisions of SAB 108 are effective for the Company's interim reporting period beginning August 1, 2007. The Company does not believe the adoption of SAB 108 will have a material impact on its financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements"*. SFAS 157 prescribes a single definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company does not believe the adoption of SFAS 157 will have a material impact on its financial condition or results of operations. SFAS 157 is effective for the Company's interim reporting period beginning August 1, 2008.

In September 2006, the FASB issued SFAS No. 158, *"Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)"*. SFAS No. 158 requires an employer to: (a) recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status; (b) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year (with limited exceptions); (c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes will be reported in comprehensive income of a business entity and in changes in net assets of a not-for-profit organization. The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective for the Company for the fiscal year ending on July 31, 2007. The requirement to measure plan assets and benefit obligations as of the date of our fiscal year-end balance sheet is effective for the Company for the fiscal year ending July 31, 2009. The Company is still evaluating the impact of this pronouncement.

***(o) Use of estimates:***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting periods. Such management estimates include allowances for doubtful accounts receivable; provisions for inventory to reflect net realizable value; estimates of percentage of completion of contracts; estimates of fair value for investments in privately held companies; goodwill and intangible assets; valuation allowances against deferred tax assets; and accruals for product warranty, other liabilities, income taxes, and various estimates used in the calculation of stock based compensation. Actual results could differ from those estimates.

*(p) Comprehensive income:*

SFAS No. 130, *"Reporting Comprehensive Income,"* established standards for reporting and display of comprehensive income and its components. Components of comprehensive income include net income and certain transactions that have generally been reported in the consolidated statements of stockholders' equity. Other comprehensive income consists of unrealized gains (net of taxes) on marketable securities of $18 and $117 in fiscal 2006 and 2005, respectively, and foreign currency translation gains (net of taxes) of $5,941 and $2,769 in fiscal 2006 and 2005, respectively.

*(q) Stock Based Compensation*

Effective August 1, 2005, the Company adopted the provisions of SFAS No. 123(R), *"Share-Based Payment,"* which established accounting for equity instruments exchanged for employee services. Under the provisions of SFAS No. 123(R), share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period of the equity grant). Prior to August 1, 2005, the Company accounted for share-based compensation to employees in accordance with Accounting Principles Board Opinion ("APB") No. 25, *"Accounting for Stock Issued to Employees,"* and related interpretations. The Company also followed the disclosure requirements of SFAS No. 123, *"Accounting for Stock-Based Compensation"*. Therefore, no stock-based employee compensation expense had been recorded in connection with the issuance of employee and director stock options as all stock options granted under the plans were fixed awards and had an exercise price equal to the market value of the common stock at the time of the grant. Stock-based compensation expenses related to restricted stock granted at no cost to the employees were reflected in net income. The Company elected to adopt the modified prospective transition method as provided by SFAS No. 123(R) and, accordingly, financial statement amounts for the prior periods presented in this Form 10-K have not been revised to reflect the fair value method of expensing share-based compensation.

*(r) Fair value of financial instruments:*

The carrying amounts of cash, cash equivalents, and receivables approximate fair value. The fair values of marketable securities are estimated based on quoted market price for these securities.

*(s) Impairment of long-lived assets:*

The Company evaluates the recoverability of its long-lived assets, in accordance with SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"*. SFAS No. 144 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets. If impairment is indicated, the asset is written down to its estimated fair value based on a discounted cash flow analysis. The Company reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the estimated undiscounted cash flows of the asset as compared to the recorded value of the asset.

***(t) Segment information:***

SFAS No. 131, *"Disclosures about Segments of an Enterprise and Related Information,"* establishes standards for reporting information on operating segments in interim and annual financial statements. The Company operates primarily within two major markets within the electronics industry: Medical Technology Products and Security Technology Products. Medical Technology Products consist of two reporting segments: Medical Imaging Products which consist primarily of electronic systems and subsystems for medical imaging equipment and patient monitoring; and B-K Medical for ultrasound systems and probes in the urology, surgery and radiology markets. Security Technology Products consist of advanced weapon and threat detection systems and subsystems.

***(u) Translation of foreign currencies:***

The assets and liabilities of the Company's foreign subsidiaries, whose cash flows are primarily in their local currency, have been translated into U.S. dollars using the current exchange rates at each balance sheet date. The operating results of these foreign subsidiaries have been translated at average exchange rates that prevailed during each reporting period. Adjustments resulting from translation of foreign currency financial statements are reflected as accumulated other comprehensive income in the consolidated balance sheet. Exchange gains and losses resulting from foreign currency transactions (transactions denominated in a currency other than that of the entities primary cash flow), excluding long-term intercompany receivables and investments, are included in operations in the period in which they occur. Foreign exchange transaction gains and losses are included in the results of operations in other income, net. The Company had foreign exchange losses totaling $161 in fiscal 2006, foreign exchange gains totaling $133 in fiscal 2005, and foreign exchange losses totaling $190 in fiscal 2004.

**2. Discontinued operations:**

During the second quarter of fiscal 2006, the Company sold its wholly owned subsidiary Camtronics Medical Systems, Ltd. ("Camtronics") for $40,000 in cash, and realized net proceeds of $38,906 after transactional costs. The Company recorded a net gain on the sale of Camtronics of $20,207, net of a tax provision of $8,885, or $1.46 per diluted share. In determining the gain, the Company also provided for estimated indemnification and tax liabilities of $1,754. Subsequent to the sale, in the fourth quarter of fiscal 2006, the Company determined that an additional indemnification of $652.

Prior to the sale, Camtronics had been reported as a separate segment. The Company sold its Camtronics operating segment to better focus on its other core lines of business. This business has been reported as a discontinued operation in accordance with SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets,"* and all periods presented have been revised accordingly to reflect these operations as discontinued.

Revenues and net income (loss) for Camtronics for the fiscal year 2006, 2005 and 2004 were as follows:

| | Year Ended July 31, | | |
|---|---|---|---|
| | **2006** | **2005** | **2004** |
| Total net sales | $11,495 | $38,092 | $51,352 |
| Net income (loss) | 139 | (5,797) | (1,801) |

ANALOGIC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

The following represents a detailed listing of the current assets and current liabilities of discontinued operations:

| | Year Ended July 31, 2005 |
|---|---|
| Current assets of discontinued operations: | |
| Accounts receivable, net | $ 5,635 |
| Inventories | 6,422 |
| Costs related to deferred revenue | 11,771 |
| Deferred income taxes | 3,271 |
| Other current assets | 651 |
| Property, plant and equipment, net | 8,112 |
| Capitalized software, net | 4,048 |
| Goodwill | 746 |
| Intangible assets, net | 1,283 |
| Total current assets | $41,939 |
| Current liabilities of discontinued operations: | |
| Obligations under capital leases | $ 162 |
| Account payable, trade | 1,699 |
| Accrued liabilities | 2,684 |
| Deferred revenue | 22,667 |
| Advance payments | 1,950 |
| Deferred income taxes | 850 |
| Accumulated other comprehensive income | 433 |
| Total current liabilities | $30,445 |

**3. Stock-based payment:**

Effective August 1, 2005, the Company adopted the provisions of Statement of SFAS No. 123(R), which established accounting for equity instruments exchanged for employee services. Under the provisions of SFAS No. 123(R), share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period of the equity grant). Prior to August 1, 2005, the Company accounted for share-based compensation to employees in accordance with APB No. 25 and related interpretations. The Company also followed the disclosure requirements of SFAS No. 123. Therefore, no stock-based employee compensation expense had been recorded in connection with the issuance of employee and director stock options as all stock options granted under the plans were fixed awards and had an exercise price equal to the market value of our common stock at the time of the grant. Stock-based compensation expenses related to restricted stock granted at no cost to the employees were reflected in net income. The Company elected to adopt the modified prospective transition method as provided by SFAS No. 123(R) and, accordingly, financial statement amounts for the prior periods presented in this Form 10-K have not been revised to reflect the fair value method of expensing share-based compensation.

The following table presents share-based compensation expenses for continuing operations included in the Company's consolidated statements of operations:

| | Year Ended July 31, 2006 |
|---|---|
| Cost of product sales | $ 225 |
| Research and product development | 1,092 |
| Selling and marketing | 237 |
| General and administrative | 1,940 |
| Share-based compensation expense before tax | 3,494 |
| Income tax benefit | (859) |
| Net share-based compensation expense | $2,635 |
| Effect on earnings (loss) per share: | |
| Basic | (0.19) |
| Diluted | (0.19) |

The Company estimates the fair value of stock options using the Black-Scholes valuation model. Key input assumptions used to estimate the fair value of stock options include the exercise price of the award, the expected option term, the expected forfeiture rate, the expected volatility of the Company's stock over the option's expected term, the risk-free interest rate over the option's expected term, and the Company's expected annual dividend yield. The Company believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating the fair values of the Company's stock options granted for the year ended July 31, 2006. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards.

The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

| | Year Ended July 31, 2006 |
|---|---|
| Expected option term (1) | 5.25 years |
| Expected volatility factor (2) | 30% |
| Risk-free interest rate (3) | 3.94% |
| Expected annual dividend yield | .7% |

(1) The option life was determined using the simplified method for estimating expected option life, which qualifies as "plain-vanilla" options.

(2) The stock volatility for each grant is determined based on the review of the experience of the weighted average of historical weekly price changes of the Company's common stock over the most recent five years, which approximates the expected option life of the grant of 5.25 years.

(3) The risk-free interest rate for periods equal to the expected term of the share option is based on the U.S. Treasury yield curve in effect at the time of grant.

The Company did not recognize compensation expense for employee stock option grants for fiscal 2005 and 2004, when the exercise price of the Company's employee stock options equaled the market price of the underlying stock on the date of grant. The Company has recognized compensation expense for its restricted stock grants. Upon adoption of SFAS 123(R), using the modified prospective method, the Company recognized a benefit of $181 ($120 after tax) as a cumulative effect of a change in accounting principle resulting from the requirement to estimate forfeitures of the Company's restricted stock grants at the date of grant instead of recognizing them as incurred. The estimated forfeiture rate was applied to the previously recorded compensation expense of the Company's unvested restricted stock in determining the cumulative effect of a change in accounting principle. The cumulative benefit, net of tax, increased both basic and diluted earnings per share by $0.01.

Prior to the adoption of SFAS 123R, the Company presented all tax benefits resulting from the exercise of stock options as operating cash flows in its statements of cash flows. SFAS 123R requires the cash flows resulting from the tax benefits resulting from tax deductions in excess of compensation cost recognized for the options ("excess tax benefits") to be classified as financing cash flows. For the fiscal year 2006 there was $363 of excess tax benefit classified as a financing cash inflow.

The Company had previously adopted the provisions of SFAS No. 123, as amended by SFAS No. 148, *"Accounting for Stock-Based Compensation—Transition and Disclosure"* through disclosure only. The following table illustrates the effects on net income and earnings per share for the fiscal 2005 and 2004, as if the Company had applied the fair value recognition provisions of SFAS 123 to share-based employee awards:

| | Year Ended July 31, | |
|---|---|---|
| | 2005 | 2004 |
| Income from continuing operations, as reported | $34,659 | $10,155 |
| Add: Employee compensation expense for restricted stock grants amortization included in reported income | 1,049 | 989 |
| Less: Total employee compensation expense for options and restricted stock grants amortization determined under the fair value method | (3,633) | (3,474) |
| Pro forma income from continuing operations | $32,075 | $ 7,670 |
| Income per share from continuing operations: | | |
| Basic—as reported | $ 2.55 | $ 0.75 |
| —pro forma | 2.36 | 0.57 |
| Diluted—as reported | 2.54 | 0.75 |
| —pro forma | 2.36 | 0.57 |

The fair value of each option grant was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

| | Year Ended July 31, | |
|---|---|---|
| | 2005 | 2004 |
| Expected option term | 5 years | 6 years |
| Expected volatility factor | 39% | 35% |
| Risk-free interest rate | 3.32% | 3.57% |
| Expected annual dividend yield | .8% | .7% |

**Stock Incentive Plans**

At July 31, 2006, the Company had two key employee stock option plans (one of which has lapsed as to the granting of options), two key employee stock bonus plans, two non-employee director stock option plans (one of which has lapsed as to the granting of options), and one employee stock purchase plan.

Options granted under the two key employee stock option plans generally become exercisable in installments commencing no earlier than two years from the date of grant and ending no later than six years from the date of grant. Unexercised options expire up to seven years from date of grant. Options issued under the plans are non-qualified options or incentive stock options and are issued at prices of not less than 100% of the fair market value of the common stock at the date of grant. Options granted under the two non-employee director stock option plans become exercisable in equal installments over three years commencing one year from the date of grant and remain exercisable for ten years from the date of grant. Options issued under the plans are non-qualified options and are issued at prices of 100% of the fair market value of the common stock at the date of grant.

Under the Company's key employee stock bonus plans, restricted common stock may be granted to key employees under terms and conditions as determined by the Board of Directors. Generally, participants under the stock bonus plans may not dispose or otherwise transfer stock granted for three years from date of grant. Stock granted under these plans generally vest in four equal installments beginning in the third year from the date of grant.

Under the employee stock purchase plan, eligible participants are granted options to purchase the Company's common stock twice a year at the lower of 85% of market value at the beginning or end of each period. Calculation of the number of options granted, and subsequent purchase of these shares, is based upon voluntary payroll deductions during each six-month period. The number of options granted to each employee under this plan, when combined with options issued under other plans, is limited to a maximum outstanding value of $25 during each calendar year.

The fair value of each option granted under the employee stock purchase plan was estimated on the expected grant date using the Black-Scholes option pricing model with the following assumptions:

| | Year Ended July 31, 2006 |
|---|---|
| Expected option term | .5 years |
| Expected volatility factor | 25% |
| Risk-free interest rate | 3.43% |
| Expected annual dividend yield | .7% |

At July 31, 2006, 1,026,386 shares were reserved for grant under the above stock option, bonus and purchase plans.

The following table sets forth the stock option and restricted stock transactions for fiscal 2006:

| | Stock Options Outstanding | | | | Non-Vested Restricted Stock | |
|---|---|---|---|---|---|---|
| | Number of Shares | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term (years) | Aggregate Intrinsic Value | Number of Shares | Weighted Average Grant Date Fair Value |
| **Outstanding at July 31, 2005** | **678,324** | **$41.71** | **4.31** | **$** | **188,345** | **$43.36** |
| Granted | 21,600 | 47.64 | | | 3,243 | 52.98 |
| Exercised | (220,627) | 39.74 | | | — | — |
| Vesting of restricted stock | — | — | | | (43,719) | 43.06 |
| Cancelled (forfeited and expired) | (53,550) | 41.58 | | | (9,755) | 44.75 |
| **Outstanding at July 31, 2006** | **425,747** | **43.04** | **4.23** | **1,622** | **138,114** | **43.59** |
| **Options Vested or expected to vest at July 31, 2006** | **394,770** | **42.95** | **4.17** | **1,535** | | |
| **Options Exercisable at July 31, 2006** | **163,878** | **41.93** | **3.53** | **790** | | |

The weighted average fair value of stock options granted during fiscal year 2006, 2005, and 2004 was $15.33, $15.09, and $16.53 per share, respectively.

During the twelve months ended July 31, 2006, the total intrinsic value of options exercised (i.e. the difference between the market price and the price paid by the employee to exercise the options) was $4,009 and the total amount of cash received from the exercise of these options was $8,772. The total fair value of restricted stock grants that vested during the year ended July 31, 2006 was $2,410.

The following table summarizes information about stock options outstanding at July 31, 2006:

| | Stock Options Outstanding | | | Vested Options | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number of Shares Outstanding | Weighted Average of Remaining Contract Life (years) | Weighted Average Exercise Price | Number Exercisable | Weighted Average Exercise Price |
| $29.31 - $40.95 | 106,490 | 2.62 | $37.86 | 63,840 | $36.60 |
| 40.98 - 41.40 | 107,300 | 4.95 | 41.26 | 10,367 | 40.98 |
| 41.72 - 47.00 | 114,281 | 4.67 | 43.21 | 60,645 | 43.23 |
| 48.54 - 52.20 | 97,676 | 4.66 | 50.45 | 29,026 | 51.31 |
| 29.31 - 52.20 | 425,747 | 4.23 | 43.04 | 163,878 | 41.93 |

As of July 31, 2006, there was $7,728 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option and restricted stock bonus plans. That cost is expected to be recognized over a weighted-average period of 2.5 years. The Company amortizes stock-based compensation on the straight-line method.

The actual tax benefit realized for the tax deductions from option exercises totalled $1,402 for the year ended July 31, 2006.

**4. Restructuring and asset impairment charges:**

During fiscal 2006, the Company incurred asset impairment charges as cost of sales and operating expenses in the Company's Consolidated Statements of Operations.

*Cost of Sales*

The following table summarizes impairment charges in cost of sales as follows:

| | Year Ended July 31, 2006 |
|---|---|
| Medical Technology Products: | |
| Medical Imaging Products: | |
| Inventory | $5,772 |
| Corporate and Other: | |
| Inventory—Sky Computers, Inc. | 1,589 |
| Total | $7,361 |

There were no asset impairment charges recorded in cost of sales in the fiscals year ended July 31, 2005 and 2004.

In conjunction with ongoing discussions between the Company and an OEM customer, significant uncertainty arose with respect to the viability of a CT medical development program and the realizability of the related assets. As a result, the Company recorded asset impairment charges of $5,772 in the fourth quarter of fiscal 2006 for the write-down of inventories (see Note 21).

In fiscal 2006, the Company decided to close SKY Computers, Inc, (SKY) based on continued lower than expected sales. The restructuring charges related to the closure involved the write-downs of certain inventory for $1,589.

*Operating Expenses*

During fiscal 2006 and 2005, the Company recorded restructuring and asset impairment charges as an operating expense in the Company's Consolidated Statements of Operations as follows:

| | Year Ended July 31, | |
|---|---|---|
| | 2006 | 2005 |
| Medical Technology Products: | | |
| Medical Imaging Products: | | |
| Shenzhen Anke High-Tech Co. Ltd. | $ 275 | $ — |
| PhotoDetection Systems, Inc. | 216 | 2,160 |
| Capitalized software | 5,808 | 479 |
| Manufacturing license | — | 361 |
| | 6,299 | 3,000 |
| Corporate and Other: | | |
| SKY Computers, Inc. | 1,216 | — |
| Total | $7,515 | $3,000 |

There were no asset impairment charges recorded in the fiscal year ended July 31, 2004.

*Shenzhen Anke High-Tech Co. Ltd. ("SAHCO")*

The Company has a 44.6% equity interest in SAHCO, located in the People's Republic of China. The Company reviewed this investment for other-than-temporary impairment in accordance with Accounting Principles Board Opinion ("APB") No. 18, *"The Equity Method of Accounting for Investment in Common Stock"*, and determined that at January 31, 2006, its investment in SAHCO was impaired based on its current fair value. In the second quarter of fiscal 2006, the Company recorded an asset impairment charge related to this investment of $275 which represented the remaining book value of this investment.

*PhotoDetection Systems Inc.*

On May 21, 2003, the Company acquired 1,251,313 shares of Series B Convertible Participating Preferred Stock for an equity interest of approximately 11% in PhotoDetection Systems Inc. ("PDS") of Acton, Massachusetts. PDS, a privately held company, developed proprietary detection systems for high-performance Positron Tomography, a rapidly growing medical diagnostic imaging modality. In addition, the Company also received a convertible promissory note in the principal amount of $1,367 and an exclusive license of PDS technology for non-PET products. The convertible promissory note was convertible by the Company into 1,025,559 shares of Series B Convertible Participating Preferred Stock. During fiscal 2005, upon PDS' achievement of a technology milestone, the exclusive license of PDS technology reverted back to PDS and the Company received a warrant for the purchase of 2,250,563 shares of Series B Convertible Participating Preferred Stock. Since the second quarter of fiscal year 2005, the Company had been accounting for this investment under the cost method of accounting in accordance with EITF 02-14, *"Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock"* *(EITF 02-14)*. The Company reviewed this investment for other-than-temporary impairment in accordance with SFAS No. 115, *"Accounting for Certain Investments in Debt and Equity Securities"* and determined that at October 31, 2005, its investment in PDS was impaired based on its current fair value, and therefore, recorded an asset impairment charge of $216 in the quarter ended October 31, 2005. During fiscal 2005, the Company recorded asset impairment charges in PDS of $2,160, based on its current fair value. See Note 11 for further discussion regarding PDS.

*Capitalized software*

The Company had capitalized $5,808 in software development costs of which $3,850 related to a medical CT workstation project and $1,958 related to a medical CT development program. The objective of the medical CT workstation program was to broaden the current market opportunity for the Company's CT Medical scanner back end subsystem by developing a front end system which would provide a complete solution for its customers. During the fourth quarter of fiscal 2006, management concluded that significant additional investment would be required to complete the development efforts on this front end system and decided to no longer pursue its development efforts, and recorded an impairment charge of $3,850. With regard to the medical CT development program, in the fourth quarter of 2006, the Company evaluated viability of this capitalized software with respect to future use and realizability and, based on this evaluation the Company recorded an impairment charge of $1,958.

The Company had previously capitalized $479 in software development costs related to a Medical Imaging project. In fiscal 2005, the Company determined that this project did not meet anticipated future market requirements and decided to focus its effort on other existing development projects. As a result, the Company recorded in fiscal 2005 an impairment charge of $479 which represents the total amount capitalized by the Company for this project.

*Manufacturing license*

On January 24, 2003, the Company purchased a manufacturing license for $500 which would allow the Company to utilize mobile portable x-ray technology. In fiscal 2005, management decided to no longer pursue their research and development efforts in this area due to limited resources. Accordingly, the Company has put this project on hold and is uncertain as to whether the Company will be able to utilize this technology in the future.

The Company had been amortizing the cost of the license over a five year period. The Company determined that this intangible asset was impaired and recorded an impairment charge of $361 in fiscal 2005.

*SKY Computers, Inc.*

During fiscal 2006, the Company decided to close the business operations of its wholly-owned subsidiary, SKY based on continued lower than expected sales. The closing of SKY involved (1) the termination of approximately 40 employees most of whom have been engaged in product development, sales, and administrative activities; (2) the write-down of certain capital assets; and (3) the write-down of certain inventory. In accordance with SFAS No. 146, *"Accounting for Costs Associated with Exit or Disposal Activities,"* in fiscal 2006, the Company recorded $2,805 of asset impairment and restructuring costs related to SKY. Severance charge of $906 and $310 of write-down of capital assets charges have been recorded within the operating expenses in the Consolidated Statements of Operations under the caption "Restructuring and asset impairment charges" while the $1,589 of write-down of inventory is recorded as asset impairment charges in the Consolidated Statements of Operations within cost of sales.

A summary of the costs incurred for the restructuring activities is as follows:

| | Involuntary Employee Severance | Capital Assets Abandoned | Sub-total Restructuring | Inventory Impairment | Total |
|---|---|---|---|---|---|
| Balance at July 31, 2005 | $ — | $— | $ — | $ — | $ — |
| Restructuring charge | 906 | 310 | 1,216 | 1,589 | 2,805 |
| Cash payments/disposals | (644) | — | (644) | — | (644) |
| Balance at July 31, 2006 | $ 262 | $310 | $ 572 | $1,589 | $2,161 |

The cash expenditures subsequent to July 31, 2006 will approximate $262 in involuntary employee severance.

**5. Net income per share:**

Basic earnings per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed using the sum of the weighted average number of common shares outstanding during the period and, if dilutive, the weighted average number of potential shares of common stock, including unvested restricted stock and the assumed exercise of stock options using the treasury stock method.

ANALOGIC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

The following table sets forth the computation of basic and diluted earnings per share for fiscal 2006, 2005 and 2004:

| | (In thousands, except per share data) | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Income from continuing operations | $ 4,600 | $34,659 | $10,155 |
| Income (loss) from discontinued operations, net of tax | 139 | (5,797) | (1,801) |
| Gain on disposal of discontinued operations, net of tax | 20,207 | — | — |
| Cumulative effect of change in accounting principle, net of tax | 120 | — | — |
| Net income | $25,066 | $28,862 | $ 8,354 |
| Weighted average number of common shares outstanding-basic | 13,704 | 13,566 | 13,463 |
| Effect of dilutive securities: | | | |
| Stock options and restricted stock | 149 | 53 | 56 |
| Weighted average number of common shares outstanding-diluted | 13,853 | 13,619 | 13,519 |
| Basic earnings (loss) per share, net of tax: | | | |
| Income from continuing operations | $ 0.34 | $ 2.55 | $ 0.75 |
| Income (loss) from discontinued operations | 0.01 | (0.42) | (0.13) |
| Gain on disposal of discontinued operations | 1.47 | — | — |
| Cumulative effect of change in accounting principle | 0.01 | — | — |
| Net income | $ 1.83 | $ 2.13 | $ 0.62 |
| Diluted earnings (loss) per share, net of tax: | | | |
| Income from continuing operations | $ 0.33 | $ 2.54 | $ 0.75 |
| Income (loss) from discontinued operations | 0.01 | (0.42) | (0.13) |
| Gain on disposal of discontinued operations | 1.46 | — | — |
| Cumulative effect of change in accounting principle | 0.01 | — | — |
| Net income | $ 1.81 | $ 2.12 | $ 0.62 |
| Anti-dilutive shares related to outstanding stock options | 205 | 270 | 154 |

Anti-dilutive shares related to outstanding stock options may become dilutive in future years.

### 6. Risks and Uncertainties:

The Company is subject to risks common to companies in the medical and security technology industries. These risks, which could have a material and negative impact on the Company's business, financial condition, and results of operations, include, but are not limited to, loss of any significant customer, dependence on key suppliers, and United States and foreign regulatory clearances and approvals.

#### Customers

The Company depends on a small number of customers for a large portion of its business, and changes in its customers' orders may have a significant impact on its operating results. If a major customer significantly reduces the amount of business it does with the Company, there would be an adverse impact on the Company's operating results. The following table sets forth the percentages of the Company's net product and engineering revenue from its five largest customers in each of the last three fiscal years and the percentage of our product and engineering sales to our ten largest customers during these periods:

| | Year Ended July 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Toshiba | 19% | 15% | 14% |
| L-3 Communications | 17% | 16% | 9% |
| Siemens | 9% | 9% | 10% |
| General Electric | 8% | 10% | 9% |
| Philips | 5% | 7% | 8% |
| Ten largest customers as a group | 70% | 66% | 68% |

The Company will continue to depend on sales to a relatively small number of major customers. Because it often takes significant time to replace lost business, it is likely that operating results would be adversely affected if one or more major customers were to cancel, delay, or reduce significant orders in the future. Customer agreements typically permit the customer to discontinue future purchases after timely notice. In addition, the Company generates significant accounts receivable in connection with the products it sells and the services it provides to its major customers. Although its major customers are large corporations, if one or more of its customers were to become insolvent or otherwise be unable to pay for the Company's products and services, the Company's operating results and financial condition could be adversely affected.

**Suppliers of Raw Materials and Components**

In general, the Company's products are composed of Company-designed proprietary integrated circuits, printed circuit boards, and precision resistor networks manufactured by it and others in accordance with its specifications, as well as standard electronic integrated circuits, transistors, displays, and other components. The Company orders raw materials and components to complete customers' orders, and some of these raw materials and components are ordered from sole-source suppliers, and may have long-lead times for delivery.

Although the Company works with its customers and suppliers to minimize the impact of shortages in raw materials and components, it sometimes experiences short-term adverse effects due to price fluctuations and delayed shipments. The failure of a supplier to deliver on schedule could delay or interrupt the Company's delivery of products and thereby adversely affecting the Company's operating results. The Company is not always able to pass on price increases to its customers. Accordingly, some raw material and component price increases could adversely affect its operating results. In addition, it might become necessary, if a given component ceases to be available, for Analogic to modify its product design to adapt to a substitute component or to purchase new tooling to enable a new supplier to manufacture the component, which could result in additional expense and/or delay in product sales.

The Company also depends on a small number of suppliers, some of which are affiliated with customers or competitors and others of which may be small, poorly financed companies, for many of the other raw materials and components that the Company uses in its business. If it were unable to continue to purchase these raw materials and components from its suppliers, the Company's operating results could be adversely affected. Many of the Company's costs are fixed, and its margins depend on its volume of output at its facilities and a reduction in volume could adversely affect its margins.

**United States or Foreign Regulatory Clearances and Approvals**

The Company's products are used by a number of its customers in the production of medical devices that are subject to a high level of regulatory oversight. A delay or inability to obtain any necessary United States or foreign regulatory clearances or approvals for products could have a material adverse effect on its business. The process of obtaining clearances and approvals can be costly and time-consuming. There is a further risk that any approvals or clearances, once obtained, might be withdrawn or modified. Medical devices cannot be marketed in the United States without clearance from the FDA. Medical devices sold in the United States must also be manufactured in compliance with FDA rules and regulations, which regulate the design, manufacture, packing, storage, and installation of medical devices. Moreover, medical devices are required to comply with FDA regulations relating to investigational research and labeling. Each state may also regulate the manufacture, sale, and use of medical devices. Medical devices are also subject to approval and regulation by foreign regulatory and safety agencies.

**7. Marketable securities:**

Marketable securities are categorized as available-for-sale securities and summarized as follows:

| | Cost | Gross Unrealized Gain | Gross Unrealized Loss | Fair Value |
|---|---|---|---|---|
| **July 31, 2006** | | | | |
| Debt securities issued by various state and local municipalities and agencies | $ 5,800 | $ 30 | $— | $ 5,830 |
| **July 31, 2005** | | | | |
| Debt securities issued by various state and local municipalities and agencies | 12,145 | 193 | — | 12,338 |

The costs and estimated fair value of current debt securities at July 31, 2006, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities have the right to repay obligations without prepayment penalties, and therefore, the Company has classified the debt securities listed below as current assets.

| | Cost | Fair Value |
|---|---|---|
| Debt securities: | | |
| Due in one year or less | $3,800 | $3,804 |
| Due after one year through two years | 2,000 | 2,026 |
| Total debt securities | $5,800 | $5,830 |

Debt securities greater than one year is classified as current since the Company has the ability to liquidate these investments for working capital purposes if necessary.

There are no realized gains or losses on marketable securities as the Company has not sold any marketable securities, included above, during the periods presented and cost has approximated fair value at the maturity dates.

**8. Explosive Assessment Computed Tomography ("EXACT") Systems Agreement:**

The Company announced in April 2002 that it had entered into an agreement to supply up to 1,000 of its EXACT systems to L-3 Communications' Security and Detection System division ("L-3"). The EXACT is the core system of L-3's eXaminer 3DX(R) 6000 certified Explosive Detection System that was purchased by the United States Transportation Security Administration ("TSA") and installed at major airports across the United States.

The Company recognizes product revenue upon shipment of EXACT systems and spare parts to L-3; at which time all revenue recognition criteria have been met. The Company had shipped a cumulative total of 724 units as of July 31, 2006.

The Company recorded cash received from L-3 for the purchase of long-lead-time inventory components on certain orders as advance payments within the liabilities section of the balance sheet. These payments are not recognized as revenue until the systems for which the inventory components relate to have been shipped. The advance payments balance related to long-lead purchases was $0 and $6,170, at July 31, 2006 and 2005, respectively.

The agreement also provided for the Company to receive $22,000 of ramp-up funds for the purpose of leasing and fitting up a facility and ensuring the availability of key critical raw material and inventory components from suppliers to meet the production and volume requirements of this contract. These costs incurred and assets purchased have been fully reimbursed by L-3. The Company has not recorded any revenues, costs or assets related to these ramp-up funds. All cash received for ramp-up activities is recorded within the advance payments account within the liability section of the balance sheet. These liabilities are reduced as the cash is spent on these activities. During fiscal 2005, the Company vacated the leased facility and relocated the operation to the newly completed 100,000 square foot addition to its headquarters. As of July 31, 2006, the Company had a balance of $469 of unexpended ramp-up funds recorded within the advance payments account.

**9. Balance sheet information:**

Additional information for certain balance sheet accounts is as follows for the years ended:

| | July 31, | |
|---|---|---|
| | 2006 | 2005 |
| Inventories: | | |
| Raw materials | $30,164 | $37,461 |
| Work-in-process | 16,409 | 15,275 |
| Finished goods | 12,370 | 11,554 |
| | $58,943 | $64,290 |
| Accrued liabilities: | | |
| Accrued employee compensation and benefits | $10,002 | $ 9,818 |
| Accrued warranty | 4,777 | 4,057 |
| Other | 9,332 | 6,401 |
| | $24,111 | $20,276 |
| Advance payments and deferred revenue: | | |
| Deferred revenue | $ 7,352 | $ 6,114 |
| Long-lead time components (A) | — | 6,170 |
| Ramp-up funds | 469 | 475 |
| Customer deposits | 1,565 | 1,628 |
| | $ 9,386 | $14,387 |

(A) Long-lead time components represent advance payments received from L-3 Communications based on certain orders received for the Company's EXACT systems.

ANALOGIC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

**10. Goodwill and intangible assets:**

The company discontinued amortizing goodwill as of August 1, 2002 in accordance with SFAS No. 142, *"Goodwill and Other Intangible Assets"*, and adopted a policy of evaluating goodwill for potential impairment on an annual basis during the first quarter of each fiscal year, or at any time that events or changes in circumstances suggest that the carrying amount may not be recoverable from estimated future cash flows. As required by SFAS 142, intangible assets that do not meet the criteria for separate recognition must be reclassified into goodwill.

The Company has no goodwill recorded in its financial statements for the periods ended July 31, 2006 and 2005.

Intangible assets at July 31, 2006 and July 2005, which will continue to be amortized, consisted of the following:

| | July 31, 2006 | | | July 31, 2005 | | |
|---|---|---|---|---|---|---|
| | Cost | Accumulated Amortization | Net | Cost | Accumulated Amortization | Net |
| Intellectual Property | $8,264 | $6,196 | $2,068 | $8,264 | $4,576 | $3,688 |

Amortization expense related to acquired intangible assets was $1,626, and $1,612 and $1,899 for fiscal 2006, 2005 and 2004, respectively. The estimated life of intangible assets is five years.

The estimated future amortization expenses related to intangible assets for each of the five succeeding fiscal years, is expected to be as follows:

| | |
|---|---|
| 2007 | $1,652 |
| 2008 | 402 |
| 2009 | 14 |
| 2040 | — |
| 2011 | — |
| | $2,068 |

**11. Investments in and advances to affiliated companies:**

The Company has a 44.6% equity ownership interest in SAHCO located in The People's Republic of China. During fiscal 2006, the Company recorded $455 of expense as its share of equity losses, and $474 of income as its share of gains in SAHCO in fiscal 2005. Also, during fiscal 2006, the Company reviewed this investment for other-than-temporary impairment in accordance with APB No. 18, and determined that its investment in SAHCO was impaired based on its fair value. The Company recorded an asset impairment charge related to this investment of $275 which represented the Company's book value. The carrying value of the Company's investment in SAHCO was $0 at July 31, 2006 and $730 at July 31, 2005. At July 31, 2006 and 2005, the net receivable from this affiliate was $37 and $725, respectively. Sales to SAHCO for fiscal 2006, 2005 and 2004 were approximately $1,102, $3,546 and $6,695, respectively..

On May 21, 2003, the Company acquired 1,251,313 shares of Series B Convertible Participating Preferred Stock for an equity interest of approximately 11% in PDS. PDS, a privately held company, developed proprietary detection systems for high-performance Positron Emission Tomography ("PET"), a rapidly growing medical diagnostic imaging modality. PET scanning is a tool in the diagnosis and management of cancer, specifically for detecting early-stage tumors and determining tissue characteristics before and after treatment. In addition, the Company also received a convertible promissory note in the principal amount of $1,367 and an exclusive license of PDS technology for non-PET products. The convertible promissory note was convertible by the Company into 1,025,559 shares of Series B Convertible Participating Preferred Stock. If converted, the Company's equity interest would increase by 9%. During fiscal 2005, upon PDS' achievement of a technology milestone, the exclusive license of PDS technology reverted back to PDS and the Company received a warrant for the purchase of 2,250,563 shares of Series B Convertible Participating Preferred Stock. The exercise of this warrant would increase the Company's equity interest by 20%. The Company's current equity interest, the potential conversion of the promissory note into Series B Convertible Participating Preferred Stock, and the potential exercise of the warrant could result in the Company having a 40% equity interest in PDS. Additionally, under certain circumstances in the future, the Company may at its discretion, or may be required to, purchase the remaining 60% equity at its then fair value.

The Company accounted for this investment under the equity method due to the Company's ability to exercise significant influence over operating and financial policies. Effective with the second quarter of fiscal 2005, the Company changed the accounting method for its investment in PDS from the equity method to the cost method of accounting in accordance with EITF 02-14 *"Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock"* ("EITF 02-14"). Subsequently, the Company reviewed this investment for other-than-temporary impairment in accordance with Financial Accounting Standard No. 115 *"Accounting for Certain Investments in Debt and Equity Security"* ("FAS 115"). The Company determined that its investment in PDS was impaired based on its current fair value, and therefore, recorded an asset impairment charge totaling $216 in the first quarter of fiscal 2006, as compared to $2,160 during the second, third, and fourth quarters of fiscal 2005. Prior to the effective date of the EITF 02-14, the Company recorded its share of PDS losses of $759 as research and product development expenses in fiscal 2005. At July 31, 2005, the Company's investment in PDS was recorded, net of impairment charges, at $0 value. During the second quarter of fiscal 2006, the Company invested $471 in PDS. The Company reviewed this investment for other-than-temporary impairment and determined that its investments in PDS was not impaired based on its current fair value. In February 2006, the Company elected to convert the outstanding principle represented by the convertible promissory note and to exercise the warrant received into shares of PDS Series B Convertible Participating Preferred Stock, increasing the Company's equity interest in PDS to 43.8%. Following the increase in equity interest, the Company re-evaluated the accounting for its investment in PDS, including the consideration of FASB Interpretation No. 46 (revised December 2003) *"Consolidation of Variable Interest Entities"* an interpretation of ARB No. 51", and EITF 02-14 and determined that its investment should be accounted for under the equity method. The Company evaluated the change from cost to equity method under APB No. 18, and determined that no adjustment was required. For the remainder of fiscal 2006, the Company recorded its equity share of PDS losses of $332, and the Company's investments in PDS, net of additional investments, at July 31, 2006 was $667.

During June of 2006, PDS signed a development agreement with a large OEM customer, requiring milestone progress payments of $10.4 million over the next 16 months. The Company expects that this funding will be sufficient to offset PDS cash expenditures such that no additional funding by the Company will be required.

The Company has three of the seats on PDS's seven-person board of directors. The Company, in connection with this transaction, expended a total of $9,732 in cash during the period from May 21, 2003 to July 31, 2006.

During fiscal year 2005, the Company had a 14.6% equity interest in Cedara Software Corporation ("Cedara"), which is a publicly-traded Canadian company. On April 1, 2004, the Company's guarantee of certain debt owed by Cedara to its lender was cancelled, along with the security agreement between the Company and Cedara's lending bank. On November 8, 2004, the two affiliates whom the Company had appointed to the Cedara Board of Directors resigned from the Cedara Board. As a result, the Company on November 8, 2004 changed its accounting for this investment from the equity method to the cost method of accounting because the Company's ability to exercise significant influence over operating and financial policies of Cedara had ceased. On February 17, 2005, the Company sold its equity interest in Cedara for $50,752 and realized a gain of approximately $43,829 from the sale. During fiscal 2005, the Company entered into a six year license agreement with Cedara for $6,000 which allows the Company to incorporate all of Cedara's software products into the Company's equipment and resell such equipment to the Company's customers. The Company entered into a maintenance contract in the amount of $150 for the first year. At the Company's option this maintenance contract may be renewed each year at $150. The Company has the option to further extend the license agreement for up to an additional four years on similar terms. The Company capitalized the costs of the license agreement and is amortizing the cost ratably over the life of the agreement, in the Company's product cost of sales.

Summarized financial information for all partially-owned equity affiliates at July 31 for the years then ended is as follows:

| | 2006 | 2005 |
|---|---|---|
| Current assets | $26,784 | $32,256 |
| Noncurrent assets | 18,319 | 20,138 |
| | $45,103 | $52,394 |
| Current liabilities | $28,346 | $33,436 |
| Noncurrent liabilities | — | — |
| | $28,346 | $33,436 |

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Net revenue | $12,325 | $48,728 | $ 38,023 |
| Gross margin | 4,323 | 28,274 | 19,319 |
| Income (loss) from operations | (3,678) | 2,545 | (12,234) |
| Net income (loss) | (3,674) | 2,864 | (11,259) |

The carrying amount of the investments approximates the underlying ownership in the net assets of partially-owned equity affiliates which include SAHCO and Enhanced CT Technology LLC. The above information includes the Company's investment in PhotoDetection Systems Inc., after the change in accounting method, and Cedara prior to the Company's sale of its equity interest.

The Company recognized, as a result of foreign exchange gain and losses with respect to inter-company transactions, a loss of approximately $161 in fiscal 2006, a gain of $133 in fiscal 2005, and a loss of $190 in fiscal 2004.

**12. Commitments and guarantees:**

The Company has agreements whereby it indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was serving, at the Company's request in such capacity. The term of the indemnification period is for the officer's or director's lifetime. The potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. Also, to the extent permitted by Massachusetts law, the Company's Articles of Organization require the Company to indemnify directors of the Company and the Company's by-laws require the Company to indemnify the present or former directors and officers of the Company and also permit indemnification of other employees and agents of the Company for whom the Board of Directors from time to time authorizes indemnification. In no instance, however, will indemnification be granted to a director otherwise entitled thereto who is determined to have (a) committed a breach of loyalty to the Company or its stockholders, (b) committed acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of the law, or (c) derived any improper personal benefit in connection with a particular transaction. Because no claim for indemnification has been made by any person covered by said agreements, and/or the relevant provisions of the Company's Articles of Organization or By-laws, the Company believes that its estimated exposure for these indemnification obligations is currently minimal. Accordingly, the Company has no liabilities recorded for these indemnity agreements and requirements as of July 31, 2006.

During August 2006, a dispute arose between the Company and an OEM customer with whom the Company has a Development Agreement regarding a medical CT program. The dispute relates to whether either party breached the agreement. If the Company and the customer are unable to resolve their differences with respect to the Agreement, arbitration may result. At this stage, the Company cannot predict how this dispute will be resolved. The Company has not at this time accrued any expenses related to this dispute, but it is possible that the Company may in the future incur expenses or liabilities to the OEM customer in connection with the matter.

In November 2002, the FASB issued FIN No. 45 *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34"* ("FIN 45").

FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken by issuing the guarantee. The following is a summary of agreements that the Company determined are within the scope of FIN 45.

The Company's standard original equipment manufacturing and supply agreements entered in the ordinary course of business typically contain an indemnification provision pursuant to which the Company indemnifies, holds harmless, and agrees to reimburse the indemnified party for losses suffered or incurred by the indemnified party in connection with any United States patent, or any copyright or other intellectual property infringement claim by any third party with respect to the Company's products. Such provisions generally survive termination or expiration of the agreements. The potential amount of future payments the Company could be required to make under these indemnification provisions is, in some instances, unlimited. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes that its estimated exposure on these agreements is currently minimal. Accordingly, the Company has no liabilities recorded for these agreements as of July 31, 2006.

Generally, the Company warrants that its products will perform in all material respects in accordance with its standard published specifications in effect at the time of delivery of the products to the customer for a period ranging from 12 to 24 months from the date of delivery. The Company provides for the estimated cost of product and service warranties based on specific warranty claims, claim history and engineering estimates, where applicable.

The following table presents the Company's product warranty liability for the years then ended:

| | July 31, 2006 | July 31, 2005 |
|---|---|---|
| Balance at the beginning of the period | $ 4,057 | $ 4,053 |
| Accrual for warranties issued during the period | 3,415 | 2,894 |
| Accrual related to pre-existing warranties (including changes in estimate) | 2,346 | 1,639 |
| Settlements made in cash or in kind during the period | (5,041) | (4,529) |
| Balance at the end of the period | $ 4,777 | $ 4,057 |

The Company currently has approximately $23,700 in revolving credit facilities with various banks available for direct borrowings. There were no direct borrowings in fiscal 2006 or in fiscal 2005.

### 13. Leases and other commitments:

Certain of the Company's subsidiaries lease manufacturing and office space are under non-cancelable operating leases. These leases contain renewal options. The Company leases certain other real property and equipment under operating leases which, in the aggregate, are not significant.

Rent expense associated with the Company's operating leases was approximately $1,418, $2,307 and $3,261 in fiscal 2006, 2005 and 2004, respectively.

The following is a schedule by year of future minimum lease payments at July 31, 2006:

| Fiscal Year | Operating Leases |
|---|---|
| 2007 | $1,388 |
| 2008 | 1,050 |
| 2009 | 836 |
| 2010 | 756 |
| 2011 | 523 |
| Thereafter | 1,810 |
| | $6,363 |

### 14. Other (income) expense:

Other income consists primarily of interest income on short and long term marketable securities, gain or loss attributable to investments on unconsolidated affiliates, which the Company accounts for under the equity method, foreign exchange gains (losses) and income (loss) on the sale of property, plant and equipment. For fiscal 2006, the Company had foreign exchange losses of $161 versus foreign exchange gain of $133 in fiscal 2005. Also, in fiscal 2005, the Company realized a gain of $43,829 on the sale of marketable securities related to the Company's sale of its equity interest in Cedara.

### 15. Retirement Plans:

The Company has a qualified retirement plan (The Analogic Corporation Profit Sharing/401(k) Plan) to provide retirement income for eligible employees through employee contributions and employer contributions from the Company. Employer contributions are discretionary and may be in the form of a direct profit sharing contribution or a discretionary matching contribution as determined and approved by the Board of Directors. The Company contribution each year shall in no event exceed the maximum allowable under applicable provisions of the Internal Revenue Code. All contributions vest immediately.

This Plan, as allowed under Section 401(k) of the Internal Revenue Code, permits tax-deferred salary/wage deductions for eligible employees. Employees may contribute from 1% to 80% of their eligible compensation to the Plan, limited to a maximum annual amount as determined by the Internal Revenue Service.

Beginning in fiscal 2001, the Company elected to match employee contributions on a dollar for dollar basis up to 3% of compensation for each participant. This continued through December 31, 2001. For the period from January 1, 2002 to July 31, 2002, the Company elected not to contribute to the Plan. Beginning in fiscal 2003, the Company decided to contribute 5% of its net income, as defined, to the Plan. The Company's contributions to the Plan totaled $1,303, $1,493, and $602, in fiscal 2006, 2005, and 2004, respectively.

The Company's Canadian subsidiary, Anrad Corporation, sponsors a defined benefit retirement plan. The Company recognizes the periodic pension expense in its statement of operations and the associated assets or liabilities on the balance sheet. As of July 31, 2006 and 2005, prepaid (accrued) benefits were $290 and ($57), respectively.

**16. Income taxes:**

The components of the provision for income taxes on operations are as follows:

| | July 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Current income taxes (benefit): | | | |
| Federal | $ 5,750 | $17,432 | $ 415 |
| State | (394) | 1,298 | 195 |
| Foreign | 984 | 571 | 1,545 |
| | 6,340 | 19,301 | 2,155 |
| Deferred income taxes (benefit): | | | |
| Federal | (6,895) | (3,730) | 345 |
| State | 680 | 79 | (602) |
| Foreign | (592) | 274 | (661) |
| | (6,807) | (3,377) | (918) |
| | $ (467) | $15,924 | $1,237 |

Income (loss) from continuing operations before income taxes from domestic and foreign operations is as follows:

| | July 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Domestic | $ 5,626 | $51,590 | $12,482 |
| Foreign | (1,493) | (1,007) | (1,090) |
| | $ 4,133 | $50,583 | $11,392 |

The components of the deferred tax assets and liabilities are as follows:

| July 31, 2006 | Deferred Tax Assets | Deferred Tax Liabilities |
|---|---|---|
| Deferred revenue | $ 791 | $ — |
| Intangibles | 3,256 | 222 |
| Depreciation | — | 3,272 |
| Bad debt | 218 | — |
| Capitalized interest and other costs | 140 | 440 |
| Inventory | 6,008 | — |
| Warranty | 1,690 | — |
| Benefit plans | 2,031 | — |
| Indemnification accruals | 371 | — |
| Unrealized equity gain/loss | 6,850 | 1,990 |
| Capitalized software, net | — | 871 |
| Foreign tax credit carryforwards | 285 | — |
| Foreign net operating loss | 1,549 | — |
| State tax credit carryforwards | 1,647 | — |
| Comprehensive income | — | 488 |
| Miscellaneous | 469 | 64 |
| | 25,305 | 7,347 |
| Valuation allowance | (3,094) | — |
| | $22,211 | $ 7,347 |

| July 31, 2005 | Deferred Tax Assets | Deferred Tax Liabilities |
|---|---|---|
| Deferred revenue | $ 185 | $ — |
| Intangibles | 2,123 | 350 |
| Depreciation | — | 4,579 |
| Bad debt | 587 | — |
| Capitalized interest and other costs | 110 | 341 |
| Inventory | 3,031 | — |
| Warranty | 1,382 | — |
| Benefit plans | 2,106 | — |
| State tax credit carryforwards | 754 | — |
| Unrealized equity gain/loss | 6,731 | 2,044 |
| Capitalized software, net | — | 2,961 |
| U.S. net operating loss | 4,942 | — |
| Foreign net operating loss | 2,081 | — |
| Comprehensive income | — | 167 |
| Miscellaneous | 531 | — |
| | 24,563 | 10,442 |
| Valuation allowance | (1,418) | — |
| | $23,145 | $10,442 |

ANALOGIC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

A reconciliation of income taxes at the United States statutory rate to the effective tax rate follows:

| | Year Ended July 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| U.S. federal statutory tax rate | 35% | 35% | 35% |
| Export sales benefit | (4) | (1) | (6) |
| State income taxes, net of federal tax benefit | (17) | 1 | (5) |
| Incentive stock options net of disqualified dispositions | 8 | — | — |
| Domestic production benefit | (4) | — | — |
| Gain on investment | (13) | — | — |
| Tax exempt interest | (3) | (1) | (4) |
| General business credit | (4) | (2) | (6) |
| Valuation allowance | 19 | 3 | — |
| Effect of international operations | (32) | (3) | (4) |
| Increase (decrease) in tax reserves | 3 | (1) | — |
| Other items, net | 1 | — | 1 |
| Effective tax rate | (11)% | 31% | 11% |

The Company does not provide for US Federal income taxes on undistributed earnings of consolidated foreign subsidiaries as such earnings are intended to be indefinitely reinvested in those operations. Determination of the potential deferred income tax liability on these undistributed earnings is not practicable because such liability, if any, is dependent on circumstances existing if and when remittance occurs. During fiscal 2006, the Company recognized a provision-to-return benefit of $329 for fiscal 2005 returns filed in fiscal 2006, thereby providing an out-of-period tax benefit.

As of July 31, 2006 the Company had net operating loss carryforwards in Belgium of approximately $4,135, which have no expiration date. As of July 31, 2006, the Company had state net operating losses of $50 which will expire in fiscal 2014. As of July 31, 2006, the Company also had state tax credit carryforwards of $2,534 which will expire in 2021.

Management has determined that it is more likely than not that the Company will not recognize the benefit of certain foreign losses and tax credits and as a result, valuation allowances have been established at July 31, 2006 and July 31, 2005. The change in the valuation allowance in fiscal 2006 is primarily the result of additional losses in Belgium, and the determination that the use of state tax credits cannot be assured.

During fiscal 2005, the Company identified potential additional tax benefits to be realized for the fiscal years 2000 through 2004 related to federal and state tax credits for research and development expenditures. A study has been completed and amended returns filed for fiscal years 2000 through 2003. The amount of federal and state credits claimed, net of third-party costs incurred related to the tax study, is approximately $6,150. To date, $645 has been received related to fiscal 2000 and fiscal 2001. From fiscal 2000, $332 has been benefited through the tax rate and the $313 received for fiscal 2001 has been fully reserved. The fiscal 2004 return and the amended returns are currently under IRS and state revenue department audits. Accordingly, the Company will recognize the remaining tax benefits related to these tax credits after completion of the IRS and state revenue tax audits or expiration of the respective statutes of limitations. Contingent third-party costs incurred related to the refunds will be recognized as the benefit is recognized, and are approximately $1,200.

The refundable and deferred tax assets include US Federal and state refund claims. The fiscal 2004 Federal net operating loss was carried back to offset the fiscal 2002 and fiscal 2003 Federal income tax returns and is expected to generate a refund of $4,918. In addition, state tax credits, net of federal tax cost, of $236, are being claimed on amended state tax returns. These additional credits are in addition to the R&D credits discussed above. Refunds are not expected to be received until completion of the tax audits discussed above.

ANALOGIC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

## 17. Quarterly results of operations (unaudited):

The following is a summary of unaudited quarterly results of operations for fiscal 2006 and fiscal 2005:

| | For the Quarters Ended | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | October 31, 2004 | January 31, 2005 | April 30, 2005 | July 31, 2005 | October 31, 2005 | January 31, 2006 | April 30, 2006 | July 31, 2006 |
| | (In thousands, except per share data) | | | | | | | |
| Revenues | $75,130 | $76,110 | $84,582 | $90,657 | $86,410 | $100,011 | $81,306 | $83,718 |
| Gross Margin (A) | 27,782 | 28,134 | 31,966 | 35,508 | 30,289 | 41,036 | 29,130 | 20,680 |
| Income (loss) from continuing operations before discontinued operations and cumulative effect of change in accounting principle (B) | 1,478 | (2,046) | 28,989 | 6,238 | 1,063 | 9,097 | 2,510 | (8,070) |
| Income (loss) from discontinued operations | (1,313) | (1,664) | (869) | (1,951) | 159 | — | — | (20) |
| Gain on disposal of discontinued operations | — | — | — | — | — | 20,640 | — | (433) |
| Cumulative effect of change in accounting principle | — | — | — | — | 120 | — | — | — |
| Net income (loss) | $ 165 | $(3,710) | $28,120 | $ 4,287 | $ 1,342 | $ 29,737 | $ 2,510 | $(8,523) |
| Basic earnings (loss) per share: | | | | | | | | |
| Income (loss) from continuing operations | $ 0.11 | $ (0.15) | $ 2.14 | $ 0.45 | $ 0.08 | $ 0.67 | $ 0.18 | $ (0.59) |
| Income (loss) from discontinued operations | (0.10) | (0.12) | (0.07) | (0.13) | 0.01 | — | — | — |
| Gain on disposal of discontinued operations | — | — | — | — | — | 1.51 | — | (0.04) |
| Cumulative effect of change in accounting principle | — | — | — | — | 0.01 | — | — | — |
| Net income (loss) | $ 0.01 | $ (0.27) | $ 2.07 | $ 0.32 | $ 0.10 | $ 2.18 | $ 0.18 | $ (0.63) |
| Diluted earnings (loss) per share: | | | | | | | | |
| Income (loss) from continuing operations | $ 0.11 | $ (0.15) | $ 2.14 | $ 0.44 | $ 0.08 | $ 0.66 | $ 0.18 | $ (0.59) |
| Income (loss) from discontinued operations | (0.10) | (0.12) | (0.07) | (0.13) | 0.01 | — | — | — |
| Gain on disposal of discontinued operations | — | — | — | — | — | 1.50 | — | (0.04) |
| Cumulative effect of change in accounting principle | — | — | — | — | 0.01 | — | — | — |
| Net income (loss) | $ 0.01 | $ (0.27) | $ 2.07 | $ 0.31 | $ 0.10 | $ 2.16 | $ 0.18 | $ (0.63) |
| Shares used in computing income (loss) per share: | | | | | | | | |
| Basic | 13,521 | 13,545 | 13,573 | 13,634 | 13,631 | 13,625 | 13,732 | 13,815 |
| Diluted | 13,546 | 13,545 | 13,614 | 13,711 | 13,734 | 13,799 | 13,956 | 13,912 |

(A) The Company recorded asset impairment charges of $1,179 and $6,182, for the quarters ended October 31, 2005 and July 31, 2006, respectively.

(B) The Company recorded restructuring and asset impairment charges of $947, $1,988, $2,204, $503 and $12,085, for the quarters ended January 31, 2005, April 30, 2005, October 31, 2005, January 31, 2006 and July 31, 2006, respectively.

Also, the Company recorded a gain on the sale of marketable securities of $27,388 for the quarter ended April 30, 2005, related to the Company's sale of its equity interest in Cedara.

ANALOGIC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

**18. Supplemental disclosure of cash flow information:**

Changes in operating assets and liabilities, net of the impact of acquisitions, are as follows:

| | Fiscal Years | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Accounts and notes receivable | $ (713) | $(5,811) | $ (973) |
| Accounts receivable from affiliates | 688 | 267 | (52) |
| Inventories | (850) | (5,008) | 4,030 |
| Other current assets | 106 | (2,335) | (1,884) |
| Other assets | 9 | (5,422) | 2,805 |
| Accounts payable, trade | (3,495) | 3,309 | (2,048) |
| Accrued liabilities | 3,374 | 690 | (3,188) |
| Advance payments and deferred revenue | (5,217) | 5,307 | (504) |
| Accrued income taxes | (13,833) | 8,286 | 537 |
| Net changes in operating assets and liabilities | $(19,931) | $ (717) | $(1,277) |

**19. Segment and geographic information:**

The Company operates primarily within two major markets within the electronics industry: Medical Technology Products and Security Technology Products. Medical Technology Products consist of two reporting segments: Medical Imaging Products which consist primarily of electronic systems and subsystems for medical imaging equipment and patient monitoring: and B-K Medical for ultrasound systems and probes in the urology, surgery and radiology markets. Security Technology Products includes sales of advanced weapon and threat detection systems and subsystems. The Company's Corporate and Other represents the Company's hotel business, net interest income, and other Company operations, primarily analog to digital converters and supporting modules, and embedded multiprocessing equipment, which do not meet the materiality requirements for separate disclosure. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

The table below presents information about the Company's reportable segments:

| | Years Ended July 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| **Revenues:** | | | |
| Medical technology products from external customers: | | | |
| Medical imaging products | $193,172 | $174,962 | $172,671 |
| B-K Medical | 74,072 | 71,842 | 64,983 |
| | 267,244 | 246,804 | 237,654 |
| Security technology products from external customers | 64,311 | 58,562 | 32,255 |
| Corporate and other | 19,890 | 21,113 | 34,296 |
| Total | $351,445 | $326,479 | $304,205 |

| | Years Ended July 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| **Income (loss) from continuing operations before income taxes and cumulative effect of change in accounting principle:** | | | |
| Medical technology products: | | | |
| Medical imaging products (A) | $(16,812) | $ 27,632 | $ (193) |
| B-K Medical | 2,387 | 5,645 | 3,817 |
| | (14,425) | 33,277 | 3,624 |
| Security technology products | 9,969 | 14,771 | 4,582 |
| Corporate and other (B) | 8,589 | 2,535 | 3,186 |
| Total | $ 4,133 | $ 50,583 | $ 11,392 |
| **Identifiable assets:** | | | |
| Medical technology products | $105,976 | $105,916 | $ 88,644 |
| Discontinued operations | — | 41,939 | 54,085 |
| B-K Medical | 75,571 | 71,143 | 66,282 |
| Security technology products | 14,806 | 15,497 | 14,364 |
| Corporate and other (C) | 292,292 | 262,210 | 229,447 |
| Total | $488,645 | $496,705 | $452,822 |

(A) Fiscal 2006 includes asset impairment charges of $12,071 related to $11,580 to the write-down of inventories and capitalized software of two medical CT development programs due to the uncertainty of their future use and realizability, and $491 to the write-down of certain assets to their net realizable values. Fiscal 2005 includes a gain of $43,829 related to the Company's sale of its equity interest in Cedara, and an asset impairment charge of $3,000.

(B) Includes restructuring and asset impairment charges of $2,805 related to the restructuring of SKY Computers operations in fiscal 2006.

(C) Includes cash equivalents and marketable securities of $232,188, $195,321 and $156,753 in fiscal 2006, 2005 and 2004, respectively.

Information regarding geographic areas for fiscal 2006, 2005 and 2004 is as follows:

| Fiscal Year | | United States | Japan | Germany | Other | Total |
|---|---|---|---|---|---|---|
| **2006** | Revenue from external customers | $177,850 | $67,649 | $33,678 | $72,268 | $351,445 |
| | Long-lived assets | 63,122 | — | — | 34,688 | 97,810 |
| **2005** | Revenue from external customers | 165,178 | 55,745 | 32,058 | 73,498 | 326,479 |
| | Long-lived assets | 69,639 | — | — | 30,405 | 100,044 |
| **2004** | Revenue from external customers | 153,239 | 42,361 | 30,246 | 78,359 | 304,205 |
| | Long-lived assets | 73,613 | — | — | 31,059 | 104,672 |

Revenues are attributed to countries based on the location of the Company's customers.

Other Long-lived assets are primarily in Denmark and Canada.

**20. Common stock repurchase:**

On June 7, 2005, the Company's Board of Directors approved the repurchase of up to $25,000 of the Company's common stock. Under the repurchase program, the Company was authorized to repurchase during the next twelve months outstanding shares of its common stock through brokers and dealers in the public market or in privately negotiated transactions.

During fiscal 2006 the Company repurchased 80,000 shares of its common stock under this plan for approximately $3,883 at an average purchase price of $48.53 per share. The repurchase program expired on June 7, 2006.

**21. Subsequent events:**

During August 2006, a dispute arose between the Company and an OEM customer with whom the Company has a Development Agreement regarding a medical CT program. The dispute relates to whether either party breached the agreement. If the Company and the customer are unable to resolve their differences with respect to the Agreement, arbitration may result. At this stage, the Company cannot predict how this dispute will be resolved. The Company has not at this time accrued any expenses related to this dispute, but it is possible that the Company may in the future incur expenses or liabilities to the OEM customer in connection with the matter.

On September 26, 2006, the Company announced that its Board of Directors, on September 20, 2006, declared a dividend of $0.10 per common share payable on October 18, 2006 to shareholders of record on October 4, 2006.

## ANALOGIC CORPORATION

## SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

**(In thousands)**

| Description | Balance at Beginning of Period | Charged to Profit and Loss or Income | Additions Charged to Other Accounts | Deductions From Reserves | Recoveries | Balance at End of Period |
|---|---|---|---|---|---|---|
| Allowance for doubtful accounts: | | | | | | |
| Year ended July 31, 2006 | $1,973 | $(116) | — | $ (840) | — | $1,017 |
| Year ended July 31, 2005 | 2,130 | 371 | — | (528) | — | 1,973 |
| Year ended July 31, 2004 | 3,915 | 14 | — | (1,799)(A) | — | 2,130 |

(A) Represents primarily $1,587 related to account receivable from SAHCO that was reserved in fiscal 2003 and written off in fiscal 2004.

| Description | Balance at Beginning of Period | Tax Valuation Allowance Charged to Income Tax Provision | Charged to Other Accounts | Tax Valuation Allowance Credited to Income Tax Provision | Balance at End of Period |
|---|---|---|---|---|---|
| Year ended July 31, 2006 income tax valuation allowance | $1,418 | $1,693(A) | | $ (17)(B) | $3,094 |
| Year ended July 31, 2005 income tax valuation allowance | 1,249 | 169(C) | — | — | 1,418 |
| Year ended July 31, 2004 income tax valuation allowance | 3,174 | — | (687)(E) | (1,238)(D) | 1,249 |

(A) Represents the increase in valuation allowance resulting from additional losses in Belgium and the establishment of a valuation allowance for state tax credits.

(B) Represents the decrease of the valuation allowance in Singapore

(C) Represents the increase in valuation allowance resulting from additional losses in Canada and Belgium and losses in Singapore.

(D) Represents the release of the valuation allowance at FTNI and in Germany.

(E) Represents the release of a portion of the FTNI valuation allowance.

## INDEX TO EXHIBITS

| | Title | Incorporated by Reference to |
|---|---|---|
| 3.1 | Restated Articles of Organization as amended March 15, 1988 | Exhibit 3.1 to the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1988 |
| 3.2 | By-laws, as amended January 27, 1988 | Exhibit 3.2 to the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1988 |
| 10.1 | Land Disposition Agreement by and between City of Peabody Community Development Authority and Analogic Corporation | Exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1981 |
| * 10.2 | Restated Analogic Corporation Profit Sharing Plan dated July 31, 1985 and Amendment No. 1 thereto dated August 20, 1985 | Exhibit 10.9(c) to the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1985 |
| * 10.3 | Form of Indemnification Contract | Exhibit 10.19 to the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1987 |
| 10.4 | (a) Agreement between B-K Medical Holding A/S and Analogic Corporation dated October 20, 1992<br>(b) Addendum dated December 11, 1992 to Agreement between B-K Medical Holding A/S and Analogic Corporation dated October 20, 1992<br>(c) Shareholders Agreement between B-K Medical Holding A/S and Analogic Corporation dated December 11, 1992 | Exhibits to the Company's Report on Form 8-K dated December 18, 1992 |
| * 10.5 | Employee Qualified Stock Purchase Plan dated June 10, 1986, as amended October 9, 1997 and October 15, 2002 | Exhibit 10.1 to the Company's Post-Effective Amendment No. 2 to Registration Statement on Form S-8 filed July 24, 2003 |
| * 10.6 | 1988 Non-Qualified Stock Option Plan for Non-Employee Directors | Exhibit 10.20 to the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1988 |
| 10.7 | Key Employee Incentive Stock Option Plan dated June 11, 1993, as amended October 12, 2000, November 16, 2001, and September 20, 2006 | |
| * 10.8 | 1997 Non-Qualified Stock Option Plan for Non-Employee Directors dated January 31, 1997, as amended on December 8, 2003 and September 20, 2006 | |
| * 10.9 | Key Employee Incentive Stock Option Plan dated June 11, 1998, as amended October 12, 2000, November 16, 2001, and September 20, 2006 | |
| * 10.10 | Key Employee Stock Bonus Plan dated March 14, 1983, as amended on January 27, 1988 | Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the three months ended January 31, 2006 |

| | Title | Incorporated by Reference to |
|---|---|---|
| * 10.11 | Key Employee Stock Bonus Plan dated October 12, 2000, as amended on March 11, 2003 | Appendix A to the Company's Definitive Proxy Statement dated December 15, 2003 for the Company's Annual Meeting of Stockholders held January 16, 2004. |
| 10.12 | Summary of Compensation Policy for Directors of Analogic Corporation | |
| * 10.13 | Form of Stock Option Grant for Non-Qualified Stock Option Plan for Non-Employee Directors dated January 31, 1997, as amended December 8, 2003 and September 20, 2006 | Exhibit 10.29 to the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 2004 |
| * 10.14 | Form of Stock Options Grant for Key Employee Incentive Stock Option Plan dated June 11, 1998, as amended October 12, 2000, November 16, 2001, and September 20, 2006 | Exhibit 10.30 to the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 2004 |
| * 10.15 | Form of Restricted Stock Grant for Key Employee Stock Bonus Plan dated October 12, 2000, as amended on March 11, 2003 | Exhibit 10.31 to the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 2004 |
| 10.16 | Secondary sale of common shares of Cedara Software | Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the three months ended April 30, 2005 |
| * 10.17 | Form of Indemnity Agreement | Exhibit 10.1 to the Company's Report on Form 8-K dated June 17, 2005 |
| 10.18 | Stock Purchase Agreement dated as of November 1, 2005, between Analogic Corporation and Emageon Inc. | Exhibit 2.1 to the Company's Current Report on Form 8-K dated November 4, 2005 |
| 21 | List of Subsidiaries | |
| 23 | Consent of PricewaterhouseCoopers LLP | |
| 31.1 | Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended | |
| 31.2 | Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended | |
| 32.1 | Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 | |
| 32.2 | Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 | |

* Management contract or compensatory plan or arrangement

EXHIBIT 10.7

# ANALOGIC CORPORATION

## *KEY EMPLOYEE*

## INCENTIVE STOCK OPTION PLAN

## JUNE 11, 1993

## *AS AMENDED OCTOBER 12, 2000 AND*

## SEPTEMBER 20, 2006

1. *Purpose.* The purpose of this Plan (the "Plan") is to further the growth and development of Analogic Corporation and any subsidiary corporations, as hereinafter defined (referred to, unless the context otherwise requires, as the "Company"), by granting to certain officers, directors, and key employees of the Company and any subsidiary corporations, as an incentive and encouragement to stock ownership, options to purchase shares of Common Stock of the Company and thereby obtain a proprietary interest in the enterprise and a more direct stake in its continuing welfare.

2. *Administration.* The Plan shall be administered by a Stock Plan Committee (the "Committee") appointed by the Board of Directors of the Company. The Committee shall serve at the pleasure of the Board and shall consist of the Chairman of the Board and not less than two additional directors, each of whom shall be ineligible to participate in the Plan and shall not have received during the one year prior to service as a member of the Committee a discretionary grant or award of equity securities pursuant to the Plan or any other plan of the Company or any of its affiliates. The Committee may, from time to time, interpret the Plan and options granted pursuant thereto, and may make, and amend, such regulations concerning the same as it may deem appropriate.

3. *Grant of Options.* The Committee may grant options within the limits of the Plan only in accordance with the recommendations of the Committee with respect to the identity of the employees to receive options, the times when they shall receive them (subject to the limits hereinafter set forth), the number of shares to be subject to each option, the dates upon which options granted may be exercised, and other terms of the options to be granted (which terms need not be identical) to the extent not inconsistent with the provisions of Section 422 of the Internal Revenue Code (the "Code") and the Plan. Options for the purchase of no more than 20,000 shares may be granted to any one Participant cumulatively under the Plan.

Notwithstanding any provision hereof to the contrary, the aggregate fair market value of stock with respect to which incentive stock options (determined without regard to Section 422(d) of the Code) are exercisable for the first time by any Participant during any calendar year shall not exceed $100,000. For purposes of the preceding sentence, the fair market value of any stock shall be determined as of the time the option with respect to such stock is granted; and application of said $100,000 limitation shall be made taking options into account in the order in which they were granted.

4. *Shares Subject to the Plan.* The shares to be optioned may be authorized and unissued shares of Common Stock of the Company, of the par value of $.05 each, or treasury shares, as the Committee may determine, not exceeding in the aggregate 500,000 shares of Common Stock; provided however, that no options may be granted under the Plan if the aggregate number of shares subject to (i) options then outstanding under the Plan, (ii) other options granted by the Company and then outstanding, and (iii) the options proposed to be granted under the Plan, would exceed an amount equal to 10% of the then issued and outstanding shares of Common Stock of the Company (excluding treasury shares). All shares subject to options that shall have terminated for any reason (other than by surrender for cancellation upon any exercise of all or part of such options) will be available for subsequent optioning.

5. *Participants.* All officers, directors, and key employees of the Company and its wholly-owned subsidiary corporations other than the Chairman of the Board and the Vice ~Chairman of the Board shall be eligible to receive options and thereby become Participants in the Plan. No officer or director who is not also a key employee shall be eligible to participate, nor shall any person owning 10% or more of the Common Stock be to receive options and thereby become Participants in the Plan. No officer or director who is not also a key employee shall be eligible to participate, nor shall any person owning 10% or more of the Common Stock be eligible. In granting options, the Committee may include or exclude previous Participants in the Plan and/or in any of the Company's other stock option plans.

6. *Option Price.* The price at which shares may from time to time be optioned shall be not less than the fair market value at the time the option is granted. The fair market value shall be determined in good faith by the Committee at each time that such options are granted by it.

7. *Option Period.* Subject to Section 15, the period for exercising an option (the "Exercise Period") shall be the period beginning two years and ending seven years from the date the option is granted, except that:

1. If an option shall have been granted in connection with the termination of a previously granted option under the Plan, the Exercise Period of such subsequently granted option shall be the period beginning the day after the expiration of the option period applicable to the said previously granted option and ending seven years from the date such subsequently granted option is granted.

2. If a replacement option is granted to a previous Participant under the Plan, unless otherwise determined by the Committee at the time of grant, the Exercise Period shall commence two years after the date of the grant being replaced under the Plan.

3. If a Participant retires during the Exercise Period, such option shall be exercisable by him only during the three months following his retirement, but in no event after the expiration of the Exercise Period.

4. If a Participant dies during the Exercise Period, such option shall be exercisable by the executors, administrators, legatees or distributees of his estate only during the six months following the appointment of a fiduciary of his or her estate, but in no event after the expiration of the Exercise Period.

5. If a Participant ceases to be an employee of the Company for any cause other than retirement or death, such option shall terminate as of the date of the cessation of his employment.

6. The Committee may at the time of grant of any option designate a different Exercise Period for such option.

8. *Exercise of Option.* Subject to Sections 7, 14 and 15, options granted under the Plan may be exercised at any time and from time to time during the Exercise Period except that each option granted under the Plan may be exercised commencing:

- two years from the date of that grant under the Plan only to the extent of 25% of the total number of option shares granted to the Participant under that grant;
- three years from the date of that grant under the Plan only to the extent of 50% of the total number of option shares granted to the Participant under that grant;
- four years from the date of that grant under the Plan only to the extent of 75% of the total number of option shares granted to the Participant under that grant; and
- five and subsequent years from the date of that grant under the Plan, the Participant may exercise all unexercised options granted under that grant.

Notwithstanding the foregoing provisions of this Section 8, the Committee may at the time of grant of any option designate a different schedule upon which such option shall become exercisable and may at any time determine that one or more then outstanding options shall become exercisable (in whole or in such part as may be specified in the Committee vote) more quickly than such option(s) would become exercisable under the schedule otherwise applicable thereto.

The foregoing exercise schedule is subject always to the provisions of Section 11 of the Plan and to the condition that any unexercised option shall expire seven years from the date of grant of that option.

If one of the events referred to in Section 7(c) or 7(d) occurs, the option shall be exercisable, subject to Section 15, under this Section during the three months following retirement, or during the six month period following the appointment of a fiduciary of the estate of a deceased employee, as the case may be, only as to the number of shares, if any, as to which it was exercisable immediately prior to said retirement or death.

9. *Payment for Shares.* Full payment for shares purchased, together with the amount of any tax or excise due in respect of the sale and issue thereof, shall be made (i) in cash (ii) by delivering shares of stock, or (iii) by any combination of cash and such stock, as the Participant may determine at the time of the exercise of the option in whole or in part. The Company will issue no certificates for shares until full payment therefor has been made, and a Participant shall have none of the rights of a stockholder until certificates for the shares purchased are issued to him.

10. *Nonassignability.* Each option by its terms shall not be transferable otherwise than by will or the laws of descent and distribution, and shall be exercisable, during a Participant's lifetime, only by him.

11. *Conditions to Exercise of Options.* The Committee may, in its discretion, require as conditions to the exercise of options and the issuance of shares thereunder (a) that a registration statement under the Securities Act of 1933, as amended, with respect to the shares to be issued on the exercise of the options, containing such current information as is required by the Rules and Regulations under said Act, shall have become, and continue to be, effective, or (b) that the Participant (i) shall have represented, warranted and agreed, in form and substance satisfactory to the Company, both that he is acquiring the option and, at the time of exercising the option, that he is acquiring the shares for his own account, for investment or not with a view to or in connection with any distribution, (ii) shall have agreed to restrictions on transfer, in form and substance satisfactory to the Company, and (iii) shall have agreed to an endorsement which makes appropriate reference to such representations, warranties, agreements and restrictions both on the option and on the certificate representing the shares.

12. *Conditions to Effectiveness of the Plan.* The Plan was adopted by the Board of Directors on June 11, 1993 and was approved by the stockholders of the Company on January 24, 1994. No option shall be granted or exercised if the grant of the option, or the exercise and the issuance of shares pursuant thereto, would be contrary to law or the regulations of any duly constituted authority having jurisdiction.

13. *Alteration, Termination, Discontinuance, Suspension or Amendment.* The Plan shall terminate on June 10, 2003 and no options shall be granted under the Plan after such date. The Board may alter, terminate, discontinue, suspend or amend the Plan. Neither the Board nor the Committee may, however, increase the maximum number of shares in the aggregate that may be offered for sale under options or change the manner of determining the option price or, without the consent of the Participant, alter or impair any option previously granted to him under the Plan, except as provided in Section 15. In no way shall the termination of the Plan impair or alter the rights of the Participant to exercise options granted under the Plan or alter the rights of the Committee under Section 8 of the Plan. The Committee may issue new options in exchange for outstanding options.

14. *Effect of Changes in Common Stock.* If by reason of recapitalization, reclassification, stock split-up, combination of shares, separation (including a spin-off) or dividend on the stock of the Company payable in stock, the outstanding shares of stock of the Company are increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of the Company, the Committee shall conclusively determine the equitable adjustment in the exercise prices of outstanding options and in the number and kind of shares as to which outstanding options shall be exercisable, and the total number of shares of stock of the Company in which options may be granted under this Plan shall be equitably adjusted by the Committee.

*Reorganization.* If the Company is a party to any merger or consolidations, any purchase or acquisition of property or stock, or any separation, reorganization or liquidation, the Committee (or, if the Company is not the surviving corporation, the Board of Directors of the surviving corporation) shall have the power to make arrangements, which shall be binding upon the holders of unexpired options, for the substitution of new options for, or the assumption by another corporation of, any unexpired options then outstanding hereunder, and the total number of shares of stock in which options may be granted under this Plan shall be appropriately adjusted by the Committee.

15. *Securities Laws.* With respect to persons subject to Section 16 of the Securities Exchange Act of 1934 ("1934 Act"), transactions under this Plan are intended to comply with all applicable conditions of Rule 16b-3 or its successors under the 1934 Act. To the extent any provision of the Plan or action by the Committee or the Board of Directors fails to so comply, it shall be deemed null and void, to the extent permitted by law and deemed advisable by the Committee.

EXHIBIT 10.8

# ANALOGIC CORPORATION

# 1997 NON-QUALIFIED STOCK OPTION PLAN

## FOR NON-EMPLOYEE DIRECTORS

## DATED JANUARY 31, 1997,

## AS AMENDED DECEMBER 8, 2003 AND SEPTEMBER 20, 2006

### 1. Purpose

The purpose of this 1997 Non-Qualified Stock Option Plan for Non-Employee Directors is to attract and retain the services of experienced and knowledgeable independent directors of the Corporation for the benefit of the corporation and its stockholders and to provide additional incentives for such independent directors to continue to work for the best interests of the Corporation and its stockholders through continuing ownership of its common stock.

### 2. Definitions

As used herein, each of the following terms has the indicated meaning:

"Corporation" means Analogic Corporation.

"Fair Market Value" means high and low sale price quoted on the NASDAQ or such other national securities exchange on which the shares may be traded on the date of the granting of the Option.

"Option" means the contractual right to purchase shares upon the specific terms set forth in this Plan.

"Option Exercise Period" means the period commencing one (1) year after the date of grant of an Option pursuant to this Plan and ending ten (10) years from the date of grant.

"Plan" means this Analogic Corporation 1997 Non-Qualified Stock Option Plan for Non-Employee Directors.

"Shares" means the Common Stock, $.05 par value, of the Corporation.

"Subsidiary" means any corporation in an unbroken chain of corporations beginning with the Corporation if, at the time of grant of the Option, each of the corporations other than the last in the unbroken chain owns stock representing fifty (50%) percent or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

### 3. Stock Subject to the Plan

The aggregate number of Shares that may be issued and sold under the Plan shall be 150,000 shares. The Shares to be issued upon exercise of Options granted under this Plan shall be made available, at the discretion of the Board of Directors, from (i) treasury shares and Shares reacquired by the Corporation for such purposes, including Shares purchased in the open market, (ii) authorized but unissued Shares, and (iii) Shares previously reserved for issuance upon exercise of Options which have expired or been terminated. If any Option granted under this Plan shall expire or terminate for any reason without having been exercised in full, the unpurchased Shares covered thereby shall become available for grant under additional Options under the Plan so long as it shall remain in effect.

## 4. Administration of the Plan

The Plan shall be administered by the Board of Directors of the Corporation (the "Board"). The Board shall, subject to the provisions of the Plan, grant options under the Plan and shall have the power to construe the Plan, to determine all questions as to eligibility, and to adopt and amend such rules and regulations for the administration of the Plan as it may deem desirable.

## 5. Eligibility; Grant of Option

Options will be granted only to directors of the Corporation or of a Subsidiary who are not otherwise employees of the Corporation or any Subsidiary ("Non-Employee Directors"). Each new Non-Employee Director who is elected to the Board shall be granted an option to acquire 5,000 Shares, effective as of the date he or she is first elected to the Board. Every four (4) years from the date on which a Non-Employee Director was last granted a Non-Employee Director option under this Plan, that Non-Employee Director shall be granted an option to acquire 5,000 Shares, effective as of the date of that fourth anniversary.

## 6. Terms of Options and Limitations Thereon

**(a) Option Agreement.** Each Option granted under this Plan shall be evidenced by an Option agreement between the Corporation and the Option holder and shall be upon such terms and conditions not inconsistent with this Plan, as the Board may determine.

**(b) Price.** The price at which any Shares may be purchased pursuant to the exercise of an Option shall be the Fair Market Value of the Shares on the date of grant, but in no event shall the price be less than the par value of the Shares.

**(c) Exercise of Option.** Subject to Paragraphs 4 and 7 of this Plan, each Option granted under this Plan may be exercised in full at one time or in part from time to time only during the Option Exercise Period by the giving of written notice, signed by the person or persons exercising the Option, to the Corporation stating the numbers of Shares with respect to which the option is being exercised, accompanied by full payment for such Shares pursuant to Section 7(b) hereof; provided however, if a person to whom an Option has been granted retires or dies during the Option Exercise Period, such Option shall be exercisable by him or her or by the executors, administrators, legatees or distributees of his or her estate during the (i) twelve (12) months following his or her retirement or death; and, (ii) if a person to whom an Option has been granted ceases to be a Non-Employee Director of the Corporation for any cause other than retirement or death, such Option shall be exercisable during the seven month period following the date such person ceased to be a Non-Employee Director, but, in any event, only to the extent vested pursuant to Section 7(a) hereof.

**(d) Non-Assignability.** No Option or right or interest in an Option shall be assignable or transferable by the holder, except by will or the laws of descent and distribution and during the lifetime of the holder, shall be exercisable only by him or her.

## 7. Vesting; Payment

(a) Subject to Paragraphs 4 and 6 of this Plan, Options granted under this Plan may be exercised during the Option Exercise Period with respect to the following indicated percentage of the total number of shares of Stock subject to the Option at the expiration of the following indicated periods from the date of grant of the Option: 33 1/3% of the number of Shares subject to the Option one (1) or more years after the date of grant; 66 2/3% of the number of Shares subject to the Option two (2) or more years after the date of grant; and 100% of the Shares of Stock subject to the Option three (3) or more years after the date of grant. However, if one of the events referred to in clauses (i) and (ii) of Paragraph 6(c) occurs, the Option shall be exercisable during the specified period following said retirement or death only as to the number of Shares as to which it was exercisable immediately prior to said retirement or death.

(b) The purchase price of Shares upon exercise of an Option shall be paid by the Option holder in full upon exercise and may be paid (i) in cash, (ii) by delivery of Shares, or (iii) any combination of cash and Shares, as the Board may determine.

(c) No Shares shall be issued or transferred upon exercise of any Option under this Plan unless and until all legal requirements applicable to the issuance or transfer of such shares and such other requirements as are consistent with the Plan have been complied with to the satisfaction of the Board, including without limitation, those requirements described in Paragraph 10 hereof.

**8. Stock Adjustments**

(a) If the Corporation is a party to any merger or consolidation, any purchase or acquisition of property or stock, or any separation, reorganization or liquidation, the Board of Directors (or, if the Corporation is not the surviving corporation, the Board of Directors of the surviving corporation) shall have the power to make arrangements, which shall be binding upon the holders of unexpired Options, for the substitution of new options for, or the assumption by another corporation of, any unexpired options then outstanding hereunder.

(b) If by reason of recapitalization, reclassification, stock split-up, combination of shares, separation (including a spin-off) or dividend on the stock payable in Shares, the outstanding Shares of the Corporation are increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of the Corporation, the Board of Directors shall conclusively determine the equitable adjustment in the exercise prices of outstanding Options and in the number and kind of shares as to which outstanding Options shall be exercisable.

(c) In the event of a transaction of the type described in Paragraphs (a) and (b) above, the total number of Shares on which Options may be granted under this Plan shall be equitably adjusted by the Board of Directors.

**9. No Rights Other Than Those Expressly Created**

Other than Non-Employee Directors, no person affiliated with the Corporation or any Subsidiary or any other person shall have any claim or right to be granted an Option hereunder. Neither this Plan nor any action taken hereunder shall be construed as (i) giving any Option holder any right to continue to be affiliated with Corporation, (ii) giving any Option holder any equity or interest of any kind in any assets of the Corporation, or (iii) creating a trust of any kind or a fiduciary relationship of any kind between the Corporation and any such person. No Option holder shall have any of the rights of a stockholder with respect to Shares covered by an Option until such time as the Option has been exercised and Shares have been issued to such person.

**10. Miscellaneous**

**(a) Withholding of Taxes.** Pursuant to applicable federal, state, local or foreign laws, the Corporation may be required to collect income or other taxes upon the grant of an Option to, or exercise of an Option by, a holder. The Corporation may require, as a condition to the exercise of an Option, that the recipient pay the Corporation, at such time as the Board determines, the amount of any taxes which the Board may determine is required to be withheld.

**(b) Securities Law Compliance.** Upon exercise of an Option, the holder shall be required to make such representation and furnish such information as may, in the opinion of counsel for the Corporation, be appropriate to permit the Corporation to issue or transfer the Shares in compliance with the provisions of applicable federal or state securities laws. The Corporation, in its discretion, may postpone the issuance and delivery of Shares upon any exercise of an Option until completion of such registration or other qualification of such Shares under any federal or state laws, or stock exchange listing, as the Corporation may consider appropriate. The Corporation is not obligated to register or qualify the Shares under federal or state securities laws and may refuse to issue such Shares if neither registration nor exemption therefrom is practical. The Board may require that prior to the issuance or transfer of any Shares upon exercise of an Option, the recipient enter into a written agreement to comply with any restriction on subsequent disposition that the Board or the Corporation deems necessary or advisable under any applicable federal and state securities laws. Certificates representing the Shares issued hereunder may be legended to reflect such restrictions.

(c) **Indemnity.** The Board of Directors shall not be liable for any act, omission, interpretation, construction or determination made in good faith in connection with their responsibilities with respect to the Plan, and the Corporation hereby agrees to indemnify the members of the Board of Directors, in respect of any claim, loss, damage, or expense (including counsel fees) arising from any such act, omission, interpretation, construction or determination to the fullest extent permitted by law.

**12. Effective Date; Amendment; Termination**

(a) The "Effective Date" of this Plan was January 24, 1997. The effective date of the Plan, as amended on December 8, 2003, shall be the date on which the amendments hereto are approved by stockholders of the Corporation holding at least a majority of the voting stock of the Corporation.

(b) The date of grant of any Option granted hereunder shall be as set forth in Paragraph 5 of this Plan.

(c) Except as otherwise provided below, the Board of Directors of the Corporation may at any time, and from time to time, amend, suspend or terminate this Plan in whole or in part. However, except as provided herein, no amendment, suspension or termination of this Plan may affect the rights of any person to whom an Option has been granted without such person's consent. Paragraphs 5, 6(a), and 6(b) of this Plan may not be amended more than once every six (6) months, other than to comply with changes in the Internal Revenue Code.

(d) This Plan shall terminate twenty (20) years from the Effective Date, and no Option shall be granted under this Plan thereafter, but such termination shall not affect the validity of Options granted prior to the date of termination.

Date of Board of Director Adoption: June 12, 1996
Date of Board of Director Adoption of Amendment: December 8, 2003
Date of Board of Director Adoption of Amendment: September 20, 2006

EXHIBIT 10.9

# ANALOGIC CORPORATION

## KEY EMPLOYEE INCENTIVE STOCK OPTION PLAN
## DATED JUNE 11, 1998; AS AMENDED OCTOBER 12, 2000, NOVEMBER 16, 2001, AND SEPTEMBER 20, 2006

1. **Purpose.** The purpose of this Plan (the "Plan") is to further the growth and development of Analogic Corporation and any subsidiary corporations, as hereinafter defined (referred to, unless the context otherwise requires, as the "Company"), by granting to certain officers, directors, and key employees of the Company and any subsidiary corporations, as an incentive and encouragement to stock ownership, options to purchase shares of Common Stock of the Company and thereby obtain a proprietary interest in the enterprise and a more direct stake in its continuing welfare.

2. **Administration.** The Plan shall be administered by a Stock Plan Committee (the "Committee") appointed by the Board of Directors of the Company. The Committee shall serve at the pleasure of the Board and shall consist of the Chairman of the Board and not less than two additional directors, each of whom is a disinterested person as defined in 17 CFR §240.16b-3(c)(2). The Committee may, from time to time, interpret the Plan and options granted pursuant thereto, and may make, and amend, such regulations concerning the same as it may deem appropriate.

3. **Grant of Options.** The Committee may grant options within the limits of the Plan only in accordance with the recommendations of the Committee with respect to the identity of the employees to receive options, the times when they shall receive them (subject to the limits hereinafter set forth), the number of shares to be subject to each option, the dates upon which options granted may be exercised, and other terms of the options to be granted (which terms need not be identical) to the extent not inconsistent with the provisions of Section 422 of the Internal Revenue Code (the "Code") and the Plan. Options for the purchase of no more than 40,000 shares may be granted to any one Participant cumulatively under the Plan.

Notwithstanding any provision hereof to the contrary, the aggregate fair market value of stock with respect to which incentive stock options (determined without regard to Section 422(d) of the Code) are exercisable for the first time by any Participant during any calendar year shall not exceed $100,000. For purposes of the preceding sentence, the fair market value of any stock shall be determined as of the time the option with respect to such stock is granted; and application of said $100,000 limitation shall be made taking options into account in the order in which they were granted.

4. **Shares Subject to the Plan.** The shares to be optioned may be authorized and unissued shares of Common Stock of the Company, of the par value of $.05 each, or treasury shares, as the Committee may determine, not exceeding in the aggregate 1,000,000 shares of Common Stock; provided however, that no options may be granted under the Plan if the aggregate number of shares subject to (i) options then outstanding under the Plan, (ii) other options granted by the Company and then outstanding, and (iii) the options proposed to be granted under the Plan, would exceed an amount equal to 10% of the then issued and outstanding shares of Common Stock of the Company (excluding treasury shares). All shares subject to options that shall have terminated for any reason (other than by surrender for cancellation upon any exercise of all or part of such options) will be available for subsequent optioning.

5. **Participants.** All officers, directors, and key employees of the Company and its wholly-owned subsidiary corporations other than the Chairman of the Board and the Vice Chairman of the Board shall be eligible to receive options and thereby become Participants in the Plan. No officer or director who is not also a key employee shall be eligible to participate, nor shall any person owning 10% or more of the Common Stock be eligible. In granting options, the Committee may include or exclude previous Participants in the Plan and/or in any of the Company's other stock option plans.

6. **Option Price.** The price at which shares may from time to time be optioned shall be not less than the fair market value at the time the option is granted. The fair market value shall be determined in good faith by the Committee at each time that such options are granted by it.

7. **Option Period.** Subject to Section 15, the period for exercising an option (the "Exercise Period") shall be the period beginning two years and ending seven years from the date the option is granted, except that:

(a) If an option shall have been granted in connection with the termination of a previously granted option under the Plan, the Exercise Period of such subsequently granted option shall be the period beginning the day after the expiration of the option period applicable to the said previously granted option and ending seven years from the date such subsequently granted option is granted.

(b) If a replacement option is granted to a previous Participant under the Plan, unless otherwise determined by the Committee at the time of grant, the Exercise Period shall commence two years after the date of the grant being replaced under the Plan.

(c) If a Participant retires during the Exercise Period, such option shall be exercisable by him only during the three months following his retirement, but in no event after the expiration of the Exercise Period.

(d) If a Participant dies during the Exercise Period, such option shall be exercisable by the executors, administrators, legatees or distributees of his estate only during the six months following the appointment of a fiduciary of his or her estate, but in no event after the expiration of the Exercise Period.

(e) If a Participant ceases to be an employee of the Company for any cause other than retirement or death, such option shall terminate as of the date of the cessation of his employment.

(f) The Committee may at the time of grant of any option designate a different Exercise Period for such option.

8. **Exercise of Option.** Subject to Sections 7, 14 and 15, options granted under the Plan may be exercised at any time and from time to time during the Exercise Period except that each option granted under the Plan may be exercised commencing:

- two years from the date of that grant under the Plan only to the extent of 25% of the total number of option shares granted to the Participant under that grant;
- three years from the date of that grant under the Plan only to the extent of 50% of the total number of option shares granted to the Participant under that grant;
- four years from the date of that grant under the Plan only to the extent of 75% of the total number of option shares granted to the Participant under that grant; and
- five and subsequent years from the date of that grant under the Plan, the Participant may exercise all unexercised options granted under that grant.

Notwithstanding the foregoing provisions of this Section 8, the Committee may at the time of grant of any option designate a different schedule upon which such option shall become exercisable and may at any time determine that one or more then outstanding options shall become exercisable (in whole or in such part as may be specified in the Committee vote) more quickly than such option(s) would become exercisable under the schedule otherwise applicable thereto.

The foregoing exercise schedule is subject always to the provisions of Section 11 of the Plan and to the condition that any unexercised option shall expire seven years from the date of grant of that option.

If one of the events referred to in Section 7(c) or 7(d) occurs, the option shall be exercisable, subject to Section 15, under this Section during the three months following retirement, or during the six month period following the appointment of a fiduciary of the estate of a deceased employee, as the case may be, only as to the number of shares, if any, as to which it was exercisable immediately prior to said retirement or death.

9. **Payment for Shares.** Full payment for shares purchased, together with the amount of any tax or excise due in respect of the sale and issue thereof, shall be made (i) in cash (ii) by delivering shares of stock, or (iii) by any combination of cash and such stock, as the Participant may determine at the time of the exercise of the option in whole or in part. The Company will issue no certificates for shares until full payment therefor has been made, and a Participant shall have none of the rights of a stockholder until certificates for the shares purchased are issued to him.

10. **Nonassignability.** Each option by its terms shall not be transferable otherwise than by will or the laws of descent and distribution, and shall be exercisable, during a Participant's lifetime, only by him.

11. **Conditions to Exercise of Options.** The Committee may, in its discretion, require as conditions to the exercise of options and the issuance of shares thereunder (a) that a registration statement under the Securities Act of 1933, as amended, with respect to the shares to be issued on the exercise of the options, containing such current information as is required by the Rules and Regulations under said Act, shall have become, and continue to be, effective, or (b) that the Participant (i) shall have represented, warranted and agreed, in form and substance satisfactory to the Company, both that he is acquiring the option and, at the time of exercising the option, that he is acquiring the shares for his own account, for investment or not with a view to or in connection with any distribution, (ii) shall have agreed to restrictions on transfer, in form and substance satisfactory to the Company, and (iii) shall have agreed to an endorsement which makes appropriate reference to such representations, warranties, agreements and restrictions both on the option and on the certificate representing the shares.

12. **Conditions to Effectiveness of the Plan.** The Plan was adopted by the Board of Directors on June 11, 1998 and approved by the stockholders of the Company on January 22, 1999. No option shall be granted or exercised if the grant of the option, or the exercise and the issuance of shares pursuant thereto, would be contrary to law or the regulations of any duly constituted authority having jurisdiction.

13. **Alteration, Termination, Discontinuance, Suspension or Amendment.** The Plan shall terminate on June 10, 2008 and no options shall be granted under the Plan after such date. The Board may alter, terminate, discontinue, suspend or amend the Plan. Neither the Board nor the Committee may, however, increase the maximum number of shares in the aggregate that may be offered for sale under options or change the manner of determining the option price or, without the consent of the Participant, alter or impair any option previously granted to him under the Plan, except as provided in Section 15. In no way shall the termination of the Plan impair or alter the rights of the Participant to exercise options granted under the Plan or alter the rights of the Committee under Section 8 of the Plan. The Committee may issue new options in exchange for outstanding options.

14. A. **Effect of Changes in Common Stock.** If by reason of recapitalization, reclassification, stock split-up, combination of shares, separation (including a spin-off) or dividend on the stock of the Company payable in stock, the outstanding shares of stock of the Company are increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of the Company, the Committee shall conclusively determine the equitable adjustment in the exercise prices of outstanding options and in the number and kind of shares as to which outstanding options shall be exercisable, and the total number of shares of stock of the Company in which options may be granted under this Plan shall be equitably adjusted by the Committee.

B. **Reorganization.** If the Company is a party to any merger or consolidations, any purchase or acquisition of property or stock, or any separation, reorganization or liquidation, the Committee (or, if the Company is not the surviving corporation, the Board of Directors of the surviving corporation) shall have the power to make arrangements, which shall be binding upon the holders of unexpired options, for the substitution of new options for, or the assumption by another corporation of, any unexpired options then outstanding hereunder, and the total number of shares of stock in which options may be granted under this Plan shall be appropriately adjusted by the Committee.

15. **Securities Laws.** With respect to persons subject to Section 16 of the Securities Exchange Act of 1934 ("1934 Act"), transactions under this Plan are intended to comply with all applicable conditions of Rule 16b-3 or its successors under the 1934 Act. To the extent any provision of the Plan or action by the Committee or the Board of Directors fails to so comply, it shall be deemed null and void, to the extent permitted by law and deemed advisable by the Committee.

**EXHIBIT 10.12**

# Summary of Compensation Policy for Directors of Analogic Corporation

The Chairman of the Board is entitled to receive a monthly fee of $5,000. Each director of the Company who is not an employee of the Company is entitled to an annual fee of $15,000. In addition, each director of the Company who is not an employee of the Company is entitled to a fee of $1,500 per meeting for each meeting of the Company's Board of Directors (the Board) or any Board committee attended in person, or a fee of $1,000 per meeting for each meeting of the Board or any Board committee attended by telephone, together with reimbursement of travel expenses under certain circumstances. In addition, each director who serves as a chairman of a Board committee and is not an employee of the Company is entitled to an annual fee of $3,000.

Pursuant to the 1997 Non-Qualified Stock Option Plan for Non-Employee Directors, as amended December 8, 2003 and September 20, 2006 (the 1997 Plan), options to purchase 150,000 shares of Common Stock may be granted only to directors of the Company or any subsidiary who are not employees of the Company or any subsidiary. The exercise price of options granted under the 1997 Plan is the fair market value of the Common Stock on the date of grant. The 1997 Plan provides that each new non-employee director who is elected to the Board shall be granted an option to acquire 5,000 shares, effective as of the date he or she is first elected to the Board.

Every four (4) years from the date on which a non-employee director was last granted a non-employee director option, that non-employee director shall be granted an option to acquire 5,000 shares, effective as of the date of that fourth anniversary.

Options granted under the 1997 Plan become exercisable in three equal annual installments on each of the first three anniversaries of the date of grant, and expire ten (10) years after the date of grant.

The 1997 Plan is administered by members of the Company's Board of Directors.

**EXHIBIT 21**

| Name | Jurisdiction of Incorporation |
|---|---|
| Analogic Limited | Massachusetts |
| ANALOGIC FOREIGN SALES CORPORATION | U.S. Virgin Islands |
| Analogic Holding Luxembourg S.a.r.l. | Luxembourg |
| ANALOGIC SECURITIES CORPORATION | Massachusetts |
| ANADVENTURE II CORPORATION | Massachusetts |
| ANADVENTURE 3 CORPORATION | Massachusetts |
| ANADVENTURE DELAWARE, INC. | Delaware |
| ANATEL COMMUNICATIONS CORPORATION | Massachusetts |
| ANEXA Corporation | Massachusetts |
| Anexa Financial Services, Inc. | Massachusetts |
| ANRAD CORPORATION | Province of Nova Scotia, Canada |
| B-K Medical Holding ApS | Denmark |
| B-K Medical ApS | Denmark |
| B-K Medical AB | Sweden |
| B-K Medical (Asia) Pte. Ltd. | Singapore |
| B-K Medical Benelux NV/SA | Belgium |
| B-K Medical Medizinische Systeme GmbH | Germany |
| B-K Medicale S.r.L | Italy |
| B-K Medical Systems, Inc. | Massachusetts |
| B-K Medical (China) Limited | Hong Kong |
| FTNI Inc. | Province of Quebec, Canada |
| International Security Systems Corporation | Massachusetts |
| SKY COMPUTERS, INC. | Massachusetts |
| SKY Computers (Europe) Ltd. | England |
| Sound Technology, Inc. | Pennsylvania |

EXHIBIT 23

## CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement of Form S-8 (File Nos. 033-05913, 33-53381, 33-27372, 333-40715, 333-55588, 333-113039, 333-113040 and 333-129010) of Analogic Corporation of our report dated October 16, 2006 relating to the financial statements, financial statement schedule, management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
October 16, 2006

**EXHIBIT 31.1**

## CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO RULE 13a-14(a)/RULE 15d-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

I, John W. Wood Jr., certify that:

1. I have reviewed this Annual Report on Form 10-K of Analogic Corporation:
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and,
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: October 16, 2006

/s/ JOHN W. WOOD JR.

**John W. Wood Jr.**
**President and Chief Executive Officer**
**(Principal Executive Officer)**

**EXHIBIT 31.2**

# CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO RULE 13a-14(a)/RULE 15d-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

I, John J. Millerick, certify that:

1. I have reviewed this Annual Report on Form 10-K of Analogic Corporation:
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: October 16, 2006

/s/ JOHN J. MILLERICK

**John J. Millerick**
**Chief Financial Officer**
**(Principal Financial Officer)**

EXHIBIT 32.1

**CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of Analogic Corporation (the "Company") for the fiscal year ended July 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, John W. Wood Jr., Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ JOHN W. WOOD JR.

**John W. Wood Jr.**
**President and Chief Executive Officer**

Date: October 16, 2006

**EXHIBIT 32.2**

## CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Analogic Corporation (the "Company") for the fiscal year ended July 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, John J. Millerick, Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ JOHN J. MILLERICK

Date: October 16, 2006

**John J. Millerick**
**Chief Financial Officer**

# Security



Major advances in aviation security are often event driven. The Pan Am Lockerbie plane bombing in 1988 generated demands to screen checked luggage for explosives. As part of a government-funded grant to develop a checked luggage screening system, Analogic developed the EXACT AN6000, the first explosives detection multislice CT. The EXACT, which provides the data to generate 3-D images of all the contents of a bag, is the heart of the L-3 government-certified eXaminer® 3DX EDS systems. The Al-Qaida terrorist attacks of 9/11 triggered an act of the U.S. Congress to deploy certified, automatic EDSs to screen checked luggage at every airport. To date, approximately 700 eXaminer 3DX systems have been deployed in large airports in the U.S. and throughout the world. The U.S. Government recognized that the dramatic growth forecast for airline passenger traffic would strain the limits of existing screening equipment and staff. In 2003 the U.S. Transportation Security Administration (TSA) established the competitive Phoenix program to help fund key development projects. Analogic received partial funding to design an upgrade to the existing luggage scanning system and also an entirely new-generation EDS. The Company developed the EXACT AN6400, which was certified in 2005 and is expected to become a commercial product in mid-2007. This system can scan over 550 bags per hour and has dual-energy detection capability – using an X-ray source of varying energy levels – to improve threat detection and decrease the false alarm rate. The AN6400 can be integrated into any automatic baggage-handling network for maximum efficiency or used in a standalone mode. The upgrade is also available as a kit to upgrade systems in the field, enhancing and preserving the significant investment in this equipment.

A second Phoenix contract helped fund development of the XLB1100 (eXtra Large Bore) designed to meet the anticipated needs of large airports generated by the dramatic increase in airline passenger traffic expected over the next five years. The XLB has a 1-meter-plus-wide tunnel to accommodate large bags,


KING
COBRA

ANALOGIC HAS DESIGNED TWO NEW EDS SYSTEMS TO HELP MANAGE THE EXPECTED GROWTH IN AIR TRAVEL. THE KING COBRA CAN BRING NEW LEVELS OF EFFICIENCY TO SMALL AIRPORTS; THE XLB TO LARGE AIRPORTS.



automatic detection, and is designed to screen up to 1100 bags per hour. It employs dual-energy-detection technology and PowerLink™, a proprietary, non-contact power transmission technology that improves design efficiency and reduces maintenance time and costs. Providing enhanced real-time, 2-D and 3-D images of the contents of a bag for fast alarm resolution, the XLB is expected to provide the highest detection and lowest false alarm rates in the industry. The system should be submitted for certification in 2007 and become a commercial product in 2008. The TSA awarded a separate contract to Analogic in 2005 to modify its Carry-On Baggage Real-time Assessment (COBRA™) checkpoint screening system into a small, compact EDS for checked luggage to more efficiently meet the needs of small-to-mid-sized airports, replacing labor-intensive trace detectors. The KING COBRA will scan over 300 bags per hour when used inline in an automatic baggage handling system and over 200 bags per hour in standalone mode. Designed for rugged environments, the KING COBRA features a large, 80-cm tunnel, automatic detection, and 3-D images of all the contents of a bag, in real time.

The foiled August 2006 UK terrorist plot reshaped perceptions regarding carry-on baggage or "checkpoint screening." Checkpoint systems should detect a wide array of threats, such as guns, knives, even small quantities of explosives, and now liquids. Currently, airport checkpoint systems rely on trained operators to visually detect potential threats in carry-on bags, using limited, decades-old, 2-D X-ray technology. Analogic had begun applying its knowledge of high-speed volumetric CT scanning and detection algorithms to checkpoint security as early as 2002, when it independently conceived and began developing the COBRA to automatically detect a wide variety of threats in addition to explosives. In 2005 the Company received a contract under the TSA's new CAMBRIA program for advanced checkpoint technology to extend the capabilities of the first COBRA prototypes. Today's COBRA, with an 80-cm tunnel to accommodate large bags, can screen more than 400 bags or bins per hour. Because it is volumetric, passengers will not have to remove computers from carrying cases, saving time and increasing throughput and passenger convenience. Unlike current checkpoint systems, detection can be automatic; the operator only needs to review bags that have been alarmed. The COBRA's high-resolution 2-D and 3-D color images help resolve such alarms quickly. The system also includes an innovative automatic bin return system. Designed in easy-to-access modules, the COBRA can be serviced quickly and easily to help keep busy checkpoint lanes up and running. The COBRA's automatic detection capabilities, high throughput, compact size, and comparably low cost should extend its applications to surface transportation and other checkpoint portals, such as in financial institutions, courthouses, and military bases. The system is expected to be submitted for TSA approval in the first quarter of calendar 2007, and could be available in production quantities in the second half of the year.

With the AN6400, the XLB, the KING COBRA, and the COBRA, the Company believes it has a broad portfolio of products to meet the growing needs for screening checked and checkpoint luggage for years to come.



THE COBRA CHECKPOINT SYSTEM AUTOMATICALLY DETECTS AND PROVIDES 3-D IMAGES OF THREATS. AS SHOWN, A POTENTIAL EXPLOSIVE (orange box) AND A LIQUID CONTAINER (blue box & left) NOW PROHIBITED IN CARRY-ON HAVE BEEN IDENTIFIED.



EXTREME CARE IS TAKEN IN STRINGENT CLEAN ROOM ENVIRONMENTS TO MANUFACTURE THE HIGHEST QUALITY X-RAY DETECTORS FOR FLUOROSCOPY, MAMMOGRAPHY, AND OTHER DIGITAL RADIOGRAPHY APPLICATIONS AND COMPUTED TOMOGRAPHY SYSTEMS.


Medical



Analogic has been a leading OEM supplier of advanced medical imaging subsystems for more than 30 years. The Company developed the first commercial multislice CT DAS over a decade ago, and has been developing proprietary Application-Specific Integrated Circuits (ASICs) to continually improve multi-slice DAS technology ever since. In 2003, leading DAS ASICs carried 2 data channels; today, 32 and 64 are the norm. Two years later we shipped the first true 64-slice DASs, with 55,000 data channels, acclaimed for producing the best images in the industry. Recently, scalable Data Management Systems (DMSs), which combine the X-ray detector arrays with the DAS in a single package, were introduced, increasing reliability and reducing system integration time and cost for our OEM customers. The Company continues to invest in diode, interconnect, and ASIC technology to remain at the forefront of CT development. This year the Company began shipping a DMS for the leading hybrid Single Photon Emission Computed Tomography (SPECT)/ CT system. We provide key CT subsystems for an innovative hybrid cancer therapy system that combines real-time CT imaging with delivery of intensity-modulated radiation therapy. Analogic is extending its capabilities in CT with PowerLink, a technology that transmits power from the gantry to the rotating disk without physical contact. PowerLink will allow CT designers to dramatically reduce equipment volume and weight on the gantry, enabling them to more easily place additional beam lines and, even more important, it can significantly reduce maintenance time and cost. Already employed on the XLB1100 security scanner, even more powerful 120 kW prototypes have been developed for future generations of medical scanners.

The Company's expertise in analog power systems enabled it to become a leading supplier of power systems for MRI. Today, Analogic supplies solid-state Radio Frequency (RF) amplifiers for whole-body MRI systems ranging from the low field 0.3T (Tesla) systems popular in much of the third world, to the most advanced 3.0T systems that are emerging as a force in the U.S. market. This high-end growth is driving a de-



ANALOGIC DEVELOPED A NEW MULTI-SLICE DATA MANAGEMENT SYSTEM (above) FOR THE WORLD'S LEADING SPECT-CT SYSTEM.

OUR 64-SLICE CT-DAS ENABLES WIDELY ACCLAIMED HIGH-RESOLUTION 3-D IMAGES, SUCH AS OF THE HEART, AND COLON (below).

mand for "multi-excite" MRI technology, which allows magnetic fields to be tailored to the individual patient. Analogic is the only supplier of such solid-state, multi-excite RF amplifiers. The Company has also developed a complete line of liquid-cooled amplifiers, which provide greater stability, increased patient throughput, and a longer lifetime, while reducing the size, cost, and noise of the amplifiers.

Determined to apply its expertise in signal acquisition to the emerging field of digital radiography, in 1999 Analogic acquired what is now Anrad to develop Flat-Panel Detectors (FPDs) for Direct Digital Radiography (DDR), using proprietary Selenium technology. These reusable plates capture the image data directly on an amorphous Selenium substrate on a thin-film transistor array, providing high-resolution radiographs. Today, Anrad produces two mammography detectors that provide the data for 3-D images of the breast, a 17" x 17" detector that provides the largest image area for general radiography, and a 14" x 14" real-time FPD that takes up to 30 images per second for fluoroscopic applications.

Sound Technology Inc. (STI), a subsidiary acquired in 2002, is a leader in signal acquisition for medical ultrasound. STI is a leading OEM developer of clinical transducers, including convex, linear, curved linear, and phased arrays, as well as Doppler probes and single transducers, for applications such as surgery, radiology, cardiology, obstetrics, gynecology, and ophthalmology.

Analogic has applied its extensive knowledge of signal acquisition and processing to the design and manufacture of innovative complete systems for OEM customers. After inventing the first lightweight, mobile CT scanner over a decade ago, the Company has supplied complete CT systems ranging from low-cost scanners for developing countries to specialized volumetric scanners. It recently developed, and this year began producing, a Fluorescence Molecular Tomography (FMT) system for an OEM customer to monitor biological processes at the molecular level in small-animal research. Using the customer's specialized optical imaging agents, the system images molecular activity in the living animal, eliminating the need for invasive surgery or the sacrifice of test animals to detect, characterize, and map disease in its earliest stages. The system is being used initially to evaluate the therapeutic efficacy of new drug compounds.

Patient and fetal monitoring systems represent another area of Analogic's technological leadership. The Company supplies market-leading invasive and minimally invasive cardiac output monitors to an OEM customer. This year the Company began developing instrumentation for continual monitoring of blood glucose for a new OEM customer, using its innovative microanalysis sensor. Recent studies have shown that tight glycemic control reduces morbidity and mortality in critically ill patients. This sensor platform will measure total blood content to enable real-time medication therapy and provide significant cost savings in critical care. Analogic's LIFEGARD® Family of vital signs and specialty monitors addresses a growing demand for non-

ANALOGIC DEVELOPED A DUAL-DETECTOR DIGITAL RADIOGRAPHY SYSTEM (above) FOR EMERGENCY DEPARTMENTS AND BEGAN DEVELOPING A MINIMALLY INVASIVE, CONTINUAL BLOOD ANALYSIS MONITOR (below) FOR CRITICAL CARE PATIENTS.

invasive monitoring in the hospital, physician's office, and home. The LIFEGARD ICG and LIFEGARD II monitors employ Impedance CardioGraphy (ICG), also known as NICO (Non-Invasive Cardiac Output), to monitor cardiac output and other hemodynamic indices, enabling quicker, more accurate patient assessment. A recent emergency department triage study concluded the "measurement of...(non-invasive cardiac output) changed the initial diagnostic impression or treatment in 29% of patients." The LIFEGARD II family of monitors, developed for emergency and outpatient departments, continuously monitors heart rate, respiration, blood pressure, oxygen and carbon dioxide levels, cardiac output, and temperature non-invasively. The LIFEGARD Vue, introduced recently, is a central alarm annunciation and paging system, which facilitates continuous monitoring and helps alleviate critical staffing shortages. This year the Company also introduced NIBP (Non-Invasive Blood Pressure) on the FETALGARD Lite® fetal monitors to track maternal blood pressure, which is critical in managing high-risk pregnancies.

The demand for higher resolution images to enable better diagnosis and treatment is driving advances in medical ultrasound as well. Analogic's B-K Medical subsidiary is the leading end-user supplier of ultrasound systems and transducers for urology and surgery. This year B-K Medical introduced the Pro Focus 2202 ultrasound console as its premier platform for a wide range of applications. Featuring an intuitive, easy-to-use interface; seamless 3-D; quick image capture; contrast harmonic imaging; and a flat-panel LCD screen, the Pro Focus offers over 20 versatile transducers and puncture guides to meet urologists' and surgeons' diverse needs. An innovator in surgical ultrasound, B-K Medical introduced two intraoperative, or surgical, transducers this year. The 8814 offers unique, simultaneous biplane imaging capabilities, particularly important in biopsy and other interventional procedures. Using two curved arrays, it enables surgeons to access locations laterally and in elevation. The 8815 is an I-shaped transducer that shows a wide image in the near field and features 3-D image capture for easier visualization of anatomical and pathological structures. A leader in the prostate imaging and brachytherapy markets, B-K Medical is now offering Contrast-Enhanced UltraSound (CEUS) with its abdominal, laparoscopic and intraoperative transducers, for liver scanning, intervention, and ablation. In CEUS, an ultrasound contrast agent is injected into the patient to help the operator differentiate between normal and abnormal (both benign and malignant) tissue on the screen. CEUS should enable increased detection of lesions, ultimately leading to a better surgical outcome.



THE PRO FOCUS 2202 IS B-K MEDICAL'S PREMIER ULTRASOUND SYSTEM FOR ITS ARRAY OF APPLICATION-SPECIFIC TRANSDUCERS, SUCH AS THE NEW 8814 SURGICAL BIPLANE TRANSDUCER.

# *Fiscal 2006 Board of Directors and Officers*

***Directors***

John A. Tarello [2,3,4,5]
*Chairman of the Board*

M. Ross Brown [3,4]
*Former Vice President, Analogic Corporation*

Bernard M. Gordon [4,5]
*Founder and Chairman Emeritus*

James J. Judge [1,3]
*Chief Financial Officer and Treasurer, NSTAR Corporation, Westwood, MA*

Dr. Michael T. Modic [2,3]
*Chairman, Division of Radiology, Cleveland Clinic Foundation, Cleveland, OH, and Professor of Radiology, Ohio State University*

Dr. Bruce W. Steinhauer [1,2,3]
*President and Chief Executive Officer (retired), Regional Medical Center, Memphis, TN, Professor of Medicine, University of Tennessee*

Edward F. Voboril [1,2,3]
*Chairman, Wilson Greatbatch Technologies, Ltd., Clarence, NY*

Dr. Gerald L. Wilson [1,2,3,4]
*Former Dean, School of Engineering, Massachusetts Institute of Technology, and Vannevar Bush Professor of Engineering, Massachusetts Institute of Technology*

John W. Wood Jr. [5]
*President and Chief Executive Officer*

[1] *Audit Committee*
[2] *Compensation Committee*
[3] *Nominating and Corporate Governance Committee*
[4] *Business Operations Committee*
[5] *Governance Changes Nov. 2006 (see below)*

*On November 8, 2006, John Wood informed the Board of his intent to retire as Analogic's Chief Executive Officer and as a Director effective December 31, 2006, and as President effective immediately. The Board appointed Bernard M. Gordon, Analogic's Founder, to serve as Executive Chairman on an interim basis while a search for Mr. Wood's replacement is conducted. As Executive Chairman, Mr. Gordon will serve as Chairman of the Board and as Analogic's principal executive officer. The Board also appointed John A. Tarello, the Chairman of the Board prior to November 8, to serve as Vice Chairman of the Board on an interim basis. The Board appointed Dr. Edmund Becker to serve as President and continue as Chief Operating Officer of Analogic.*

***Corporate Officers***

John W. Wood Jr. [5]
*President and Chief Executive Officer*

Edmund F. Becker, Jr. [5]
*Executive Vice President and Chief Operating Officer*

John J. Millerick
*Senior Vice President, Chief Financial Officer, and Treasurer*

Alex A. Van Adzin
*Vice President, General Counsel, and Corporation Secretary*

***Divisional Officers***

Michael F. Cordes
*Digital Radiography Systems*

Robert H. French
*Customer Service*

Peter M. Howard
*Imaging Subsystems and Medical Computed Tomography*

Frank G. Vorwald
*Security Systems*

Daniel J. Webster, Jr.
*Life Care Systems*

***Operations Officer***

Michael J. Magnifico
*Corporate Operations*

***Technical Officers***

Sorin Marcovici
*Technology*

Daniel Abenaim
*Project Management*

Douglas Abraham
*Electrical Engineering*

Kiyotaka Asahina
*Pacific Rim Activities*

Carl R. Crawford
*Imaging Systems*

John M. Dobbs
*Science*

Enrico Dolazza
*Imaging & Signal Processing*

Ching Ming Lai
*Sino-American Liaison*

Gilbert W. McKenna
*Mechanical Engineering*

Louis Poulo
*Systems Engineering*

David A. Schafer
*Security Systems*

Hans J. Weedon
*Analog Technology*

***Administrative Officers***

James DaCosta
*Corporate Business Development*

Peter W. Harris
*Security Strategy and Development*

John W. Kirby
*Human Resources*

Donald B. Melson
*Corporate Controller*

Michael N. Siraco
*Finance*

Thor T. Wallace
*Chief Information Officer*

***ANEXA Corporation***

Michael F. Cordes
*President*

***Anrad Corporation***

Mervat Faltas
*President*

***B-K Medical ApS***

Michael Brock
*Managing Director*

***Sound Technology, Inc.***

William Guzik
*President*

***Independent Registered Public Accounting Firm***

PricewaterhouseCoopers LLP

***Transfer Agent***

Computershare Trust Company, N.A.

***nalogic Corporation***

***NEXA Corporation***
Centennial Drive
eabody, MA 01960

***Anrad Corporation***
4950 Levy
Saint-Laurent
Quebec, Canada H4R2P1

***B-K Medical ApS***
Mileparken 34 DK-2730
Herlev, Denmark

***Sound Technology, Inc.***
1363 South Atherton Street
State College, PA 16803

*A complete list of subsidiaries is available upon written request to the Senior Vice President, Chief Financial Officer, and Treasurer of the Company.*

*The Company's annual report on Form 10-K filed with the Securities and Exchange Commission, which provides add tional information about the Company, is available to share holders upon written request to the Senior Vice President, Chief Financial Officer, and Treasurer of the Company.*

**ANALOGIC®**

*The World Resource for Health & Security Technology*

8 Centennial Drive
Peabody, Massachusetts 01960
Telephone: (978) 326-4000
FAX: (978) 977-6811
www.analogic.com



0779-AR-06